
09037181

Honeywell

2008 ANNUAL REPORT

TO OUR SHAREOWNERS

Well ... what an "interesting" year 2008 was ... and certainly "interesting" seems to apply to 2009 also.

For the year, we again had terrific financial performance even in a difficult economy, with sales up 6% to $36.6 billion; earnings per share up 19% to $3.76; free cash flow of $3.1 billion, excluding cash taxes relating to the sale of the Consumables Solutions (CS) business, yielding a conversion rate of 110% on net income; and our fifth consecutive 10% annual dividend increase. We made great progress on all our process initiatives, divested the CS business at a great price, had terrific contract wins further bolstering our future, and acquired a wonderful position in the rapidly growing personal protective equipment space.

The reward ... a 47% drop in the stock price ... incredible. Interestingly, at the same time the stock declined, our bonds traded strongly and we issued commercial paper at extremely attractive rates.

So why the dichotomy? Some investors look at our impressive six-year track record; sales up 58% (10% annually), earnings per share up 151% (20% annually), free cash flow doubled, excluding the CS taxes (after dividends up 152%) ... and believe that we can continue to outperform even during tougher economic conditions. Conversely, other investors look at our performance during the last recession (1999-2002) and are concerned that, regardless of the last six years, it will happen again during these difficult times. Back then on a 6% sales decrease, we laid off 30,000 people and actually lost money two years in a row.

<u>But</u> ... that was a different time. Three companies (Honeywell, AlliedSignal, and Pittway) had been brought together and had not been integrated ... financially or culturally ... and the problems of each were magnified rather than subdued. That's changed.

<u>And</u> ... we're a different company. The changes are significant in our portfolio, leadership and culture, and the "seed planting" we've done will yield real results. While the year will clearly be tough on every company, you will not see a reprise of the last recession at Honeywell. It's our intent to show we perform well in good times and tough times.

PORTFOLIO

Great Positions in Good Industries has made a big difference. During this time we've acquired 58 companies ($7.5 billion sales) and divested 32 companies ($4.3 billion sales), in each case, strengthening our business portfolio. We already had a good portfolio, and while any of us can still point to some smaller soft spots, the fact is we are in significantly better shape today than we were then ... and it's true in every business. We're more global, better diversified, and better positioned across the board.

Aerospace has undergone significant organizational change to make the business more customer- and market-focused ... and much less costly. It has clearly worked and is manifested in customer comments – $40 billion in contract wins in 2008 on top of the $27 billion won in 2007. We sold the CS business ($.5 billion in revenue) to B/E Aerospace for $1.05 billion. CS, which delivers small parts to aerospace company assembly lines, no longer fit with our technology focus. B/E Aerospace can do a better job with this business for customers and employees. We've acquired great positions in defense logistics with Dimensions International and in condition-based maintenance (or predictive monitoring) with Intelligent Automation Corporation (IAC). While we can likely expect Aero sales to decline this year, we also expect to weather it well and come out of the cycle very well-positioned because of our wins, the ongoing cost focus, and our new technologies.

Automation and Control Solutions (ACS) since 2002 has grown from $7 billion to $14 billion both through organic growth and by acquiring (1) great positions in new good industries like gas detection (Zellweger and First Technology), bar code scanning (Handheld and Metrologic), and personal protective equipment (Norcross); and (2) businesses that bolster our current positions (eg. Novar). We have a robust acquisitions process, from identification, through due diligence and valuation, to integration, and it works extremely well in ACS. Organically, the new product stream, geographic expansion, cost repositioning, and business reinvigoration have been particularly acute in ACS.

Transportation Systems (TS) is clearly a better business today but is also experiencing the worst auto industry fall-off any of us have ever seen. The industry impacted the business strongly in the second half of 2008 and we expect that to continue through much of this year. That being said, the long-term outlook and market dynamics for our turbocharger business, which represents the bulk of TS, have never been better. The world's focus on greater fuel efficiency points to turbochargers as a solution. With Honeywell turbos (generally sold as Garrett brand), an engine (diesel or gas, small or large) can be up to a third smaller and still produce the same power as a full-size engine... and, significantly, using up to 40% less fuel also meaning up to 40% less emissions ... a very good thing. Given all our wins over the last few years across all platform categories and around the world, plus our cost and technology advantage, this business will perform very well for the long term. In the very short term, though, with the industry down and many of the new launches occurring late this year and into next year, it will be financially tougher. But that's one of the advantages of being in a company as diversified as Honeywell. We can invest in those great new wins to support excellent long-term prospects.

Specialty Materials (SM) has seen the most change. We've divested 12 businesses ($1.7 billion sales), all of which were real issues during the last economic downturn, acquired UOP ($2.0 billion sales), and transformed Resins and Chemicals (R&C) from a money-losing nylon business to a largely formula-priced supplier. While the R&C highs weren't as high as they used to be, neither will the lows be as low ... and that's a big deal at a time like this. We can expect some fall-off, of course, given the economy and the short-cycle nature of these businesses, but it's not expected to be anything like the difficulties we faced the last time through.

As a company, several macro trends, such as safety and security, have helped us, and energy efficiency is becoming especially strong. The energy efficiency drive is extremely beneficial for us because with our existing product line-up (i.e., stuff we already have) if, for example, the United States could just immediately and comprehensively adopt the products we have already designed and are in the marketplace today, the country's energy consumption could be reduced by 15 to 20%. Programmable thermostats and HFC blown insulation for homes, upgraded HVAC controls for buildings, turbochargers for cars, updated air traffic control systems and efficiency packages for airplanes, efficient process controls for refineries, a green diesel process that creates drop-in diesel fuel from plants like jatropha and algae ... all from Honeywell. The world needs energy efficiency and we're eager to help.

Overall, a much better positioned portfolio ... better industries, better positions, better performance. We're more global, more diversified, and more prepared than the last time.

LEADERSHIP AND ONE HONEYWELL

It doesn't get discussed much, with the constant focus on financial performance, but it is generally true that even with a good portfolio of businesses, the financial performance won't be there unless the leadership and the culture are there to make it happen.

This also has changed significantly. We've selected leaders who act in accordance with our Twelve Behaviors and concentrate on the customer. It's stuff every company talks about, but it's surprising how hard it really is to do. We think about it all the time.

Thrice-annual in-depth Management Resource Reviews focus on our top 200 leaders and organizations; nobody goes into a top 200 position unless that person is interviewed by me and our HR leader even if we already know them, an automated appraisal and goal-setting system that ensures employees have their goals before the year starts and receive candid appraisals (or managers forfeit their salary increase), our review of total compensation for the top 600 people to ensure it reflects the reality of pay for performance ... these things make a difference in developing leadership and One Honeywell consistent with our Twelve Behaviors. The written process is easy to duplicate ... the rigor with which we do them is not ... and that's what makes a difference.

We have a leadership and a culture that performs for our customers, our investors, and ourselves. We plan sales conservatively, get our costs in line, do the "seed planting" for the future, and then get it done. Our customer service metrics have consistently improved, and it shows up where it matters ... in orders. All important ... all tough to measure ... and all happening at Honeywell.

SEED PLANTING

Another big area of change. We want to make not just this quarter, but this quarter next year, the year after, and five years from now. That means always thinking about the future today. That head-set was in short supply last time for a variety of reasons. Since that time, we've consistently invested in seed planting of all kinds ... new products and services, geographic expansion, big process improvements, people development ... all consistent with our Five Initiatives. While it's important to do seed planting during the good times, it's just as important to do seed planting during the tough times. We won't short our customers, our programs, or ourselves to save money on customer service or key investments. Of course, there will be product investments or expansions delayed, recognizing the reality of our markets, but the critical items will continue so we can deliver in the short term and the long term.

Business success is always about trying to accomplish two seemingly competing objectives at the same time. We want low inventory and great customer service, employee empowerment and good controls, market share and good pricing, low costs and great quality ... the same is true of generating both short-term and long-term results. Focusing on today and investing for tomorrow ... at the root of all of these cases is process improvement.

Understanding the process and the basic questions of who, what, when to make it better, yields all the improvements in what appears to be the conundrum of achieving seemingly conflicting objectives. In a big company, it takes some time to get it right. "Go Slow to Go Fast" is a good way to describe it. Go slow not as in eternalizing projects, but rather to truly understand the Voice of the Customer and competitive position before we design a new product, why there are a hundred different processes to record orders or pay suppliers before we start mechanizing, understanding cycle times before we start reducing inventory or demanding faster product development, understanding the mind-set and process of a plant before we launch the Honeywell Operating System (HOS) ... all good examples of Go Slow (understand first) to Go Fast (effective launch and achievement of results). It can seem counterintuitive in an organization predisposed to action, but it sure is real. The trick as usual is in "the doing" ... pushing the organization to understand more quickly, recognizing when that's been achieved, and then moving fast to get it done.

We've invested in that seed planting across the company over these last six years while still delivering a 20% annual growth rate in earnings, and we will continue to invest. It's too important to our future. You can already see more of the new products in every business, and there's more to come. Velocity Product Development™ (VPD™) has been hugely effective and will become more so.

Our increasing global capability, products that can go "East-to-West" (from emerging to developed markets) and "East-to-East" (between emerging markets), and all-functions-involved VPD are a big deal. The new product/service flow will continue and accelerate.

HOS has been started in 70% of our manufacturing cost base and will climb to 80% by this year-end. Only a few plants have completed the launch process (at which point the journey really begins), but even at this stage the performance difference between HOS and non-HOS plants is startling in quality, delivery, safety, cost, and inventory. There is a lot more upside to come in HOS. It takes a long time to get it right and sustainable, but once you do, it's a 20-year competitive advantage.

Functional Transformation (FT) is essentially HOS for administrative functions like Finance, HR, IT, Legal, and Purchasing. We've made great progress reducing the cost of these functions while improving service quality, and there's a lot more to do. Again, we took the time to understand our processes and "commonizing" before launching ERP and automating.

Seed planting across all functions and businesses has been important to our success ... and we're going to keep doing it. "Go Slow to Go Fast" will also continue to be our mantra, not to slow the process but rather to accelerate the realization of results. And, One Honeywell and our Five Initiatives will continue to be our guide.

DIRECTORS

A superb Board, independent and supportive, helps to keep a company on track. A high quality Board ensures a lively discussion of key issues. During the year, we had two departures (Jim Howard and General "Ric" Shinseki) and a terrific addition (George Paz). Jim Howard retired after 18 years of service and provided excellent insights to our Board, especially when it came to driving new products. General Shinseki, a genuine American hero, resigned to become the United States Secretary of Veterans Affairs. Our loss is clearly the country's gain. George Paz, CEO of Express Scripts, brings a wealth of success and insight to our Board and we look forward to his participation. A great Board is a big help.

SUMMARY

We are a hugely different company than we were just a few years ago. That difference led to the performance our investors have seen over the last six years ... sales up 10% annually (58% total) from $23.1 billion to $36.6 billion, EPS up 20% annually (151% total) to $3.76, and free cash flow doubled to $3.1 billion. At a time like this, though, investors see the global economy and some question which is the real Honeywell. It's our job to show that Honeywell is a company that performs in good times and tough times. We're a different company today ... a better portfolio of businesses, strong business and functional leadership, One Honeywell, our Five Initiatives and Twelve Behaviors and lots of seed planting. These things worked during the good times ... and they'll work in the tough times. These times surely show that no company is immune to a downturn of this magnitude, and that includes us. Even in tough times though it's important to outperform while still seed planting, and that we intend to do.

My thanks go to our shareowners, our 128,000 employees in over a hundred countries, our customers, and our suppliers who have made our success possible and who will help us succeed as we embark on what is likely to be another "interesting" year.



David M. Cote
Chairman and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number 1-8974

Honeywell International Inc.

(Exact name of registrant as specified in its charter)

DELAWARE	22-2640650
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
101 Columbia Road Morris Township, New Jersey	07962
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (973)455-2000

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $1 per share*	New York Stock Exchange Chicago Stock Exchange
Zero Coupon Serial Bonds due 2009	New York Stock Exchange
9½% Debentures due June 1, 2016	New York Stock Exchange

* The common stock is also listed for trading on the London Stock Exchange.

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes X No__

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes __ No X

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No __

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "accelerated filer," "large accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes __ No X

The aggregate market value of the voting stock held by nonaffiliates of the Registrant was approximately $37.5 billion at June 30, 2008.

There were 735,181,035 shares of Common Stock outstanding at January 31, 2009.

Documents Incorporated by Reference

Part III: Proxy Statement for Annual Meeting of Shareowners to be held April 27, 2009.

TABLE OF CONTENTS

PART I.

Item 1. Business

Honeywell International Inc. (Honeywell) is a diversified technology and manufacturing company, serving customers worldwide with aerospace products and services, control, sensing and security technologies for buildings, homes and industry, turbochargers, automotive products, specialty chemicals, electronic and advanced materials, and process technology for refining and petrochemicals and energy efficient products and solutions for homes, business and transportation. Honeywell was incorporated in Delaware in 1985.

We maintain an internet website at http://www.honeywell.com. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to those reports, are available free of charge on our website under the heading "Investor Relations" (see "SEC Filings & Reports") immediately after they are filed with, or furnished to, the Securities and Exchange Commission (SEC). In addition, in this Form 10-K, the Company incorporates by reference certain information from parts of its proxy statement for the 2009 Annual Meeting of Stockholders, which we expect to file with the SEC on or about March 12, 2009, and which will also be available free of charge on our website.

Information relating to corporate governance at Honeywell, including Honeywell's Code of Business Conduct, Corporate Governance Guidelines and Charters of the Committees of the Board of Directors are also available, free of charge, on our website under the heading "Investor Relations" (see "Corporate Governance"), or by writing to Honeywell, 101 Columbia Road, Morris Township, New Jersey 07962, c/o Vice President and Corporate Secretary. Honeywell's Code of Business Conduct applies to all Honeywell directors, officers (including the Chief Executive Officer, Chief Financial Officer and Controller) and employees.

The certifications of our Chief Executive Officer and Chief Financial Officer pursuant to Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 about the disclosure contained in this Annual Report on Form 10-K are included as Exhibits 31.1, 31.2, 32.1 and 32.2 to this Annual Report and are available free of charge on our website under the heading "Investor Relations" (see "SEC Filings & Reports"). Our Chief Executive Officer certified to the New York Stock Exchange (NYSE) on May 1, 2008, pursuant to Section 303A.12 of the NYSE's listing standards, that he was not aware of any violation by Honeywell of the NYSE's corporate governance listing standards as of that date.

Major Businesses

We globally manage our business operations through four businesses that are reported as operating segments: Aerospace, Automation and Control Solutions, Specialty Materials and Transportation Systems. Financial information related to our operating segments is included in Note 23 of Notes to Financial Statements in "Item 8. Financial Statements and Supplementary Data."

The major products/services, customers/uses and key competitors of each of our operating segments follows:

Aerospace

Our Aerospace segment is a leading global provider of integrated avionics, engines, systems and service solutions for aircraft manufacturers, airlines, business and general aviation, military, space and airport operations.

Product/Service Classes	Major Products/Services	Major Customers/Uses	Key Competitors
Turbine propulsion engines	TFE731 turbofan TFE1042 turbofan ATF3 turbofan F124 turbofan ALF502 turbofan LF507 turbofan CFE738 turbofan HTF 7000 turbofan T53, T55 turboshaft T800 turboshaft	Business, regional, general aviation and military trainer aircraft Commercial and military helicopters Military vehicles	United Technologies Rolls Royce/Allison Turbomeca Williams

Product/Service Classes	Major Products/Services	Major Customers/Uses	Key Competitors
Turbine propulsion engines (continued)	TF40B/50A HTS900 LT101-650/750/850 TPE 331 turboprop AGT1500 turboshaft Repair, overhaul and spare parts		
Auxiliary power units (APUs)	Airborne auxiliary power units Jet fuel starters Secondary power systems Ground power units Repair, overhaul and spare parts	Commercial, regional, business and military aircraft Ground power	United Technologies
Environmental control systems	Air management systems: Air conditioning Bleed air Cabin pressure control Air purification and treatment Gas Processing Heat Exchangers Turbo Systems Repair, overhaul and spare parts	Commercial, regional and general aviation aircraft Military aircraft Ground vehicles Spacecraft	Auxilec Barber Colman Dukes Eaton-Vickers General Electric Goodrich Liebherr Pacific Scientific Parker Hannifin TAT United Technologies
Electric power systems	Generators Power distribution & control Power conditioning Repair, overhaul and spare parts	Commercial, regional, business and military aircraft	General Electric Goodrich Safran United Technologies
Engine systems and accessories	Electronic and hydromechanical fuel controls Engine start systems Electronic engine controls Sensors Valves Electric and pneumatic power generation systems Thrust reverser actuation, pneumatic and electric	Commercial, regional and general aviation aircraft Military aircraft	BAE Controls Goodrich Parker Hannifin United Technologies
Avionics systems	Flight safety systems: Enhanced Ground Proximity Warning Systems (EGPWS) Traffic Alert and Collision Avoidance Systems (TCAS) Windshear detection systems Flight data and cockpit voice recorders Weather radar	Commercial, business and general aviation aircraft Government aviation	BAE Boeing/Jeppesen Garmin General Electric Goodrich Kaiser L3 Lockheed Martin Northrop Grumman Rockwell Collins Thales Trimble/Terra Universal Avionics Universal Weather

Product/Service Classes	Major Products/Services	Major Customers/Uses	Key Competitors
Avionics systems (continued)	Communication, navigation and surveillance systems: Navigation & guidance systems Global positioning systems Satellite systems Integrated systems Flight management systems Cockpit display systems Data management and aircraft performance monitoring systems Aircraft information systems Network file servers Wireless network transceivers Weather information network Navigation database information Cabin management systems Vibration detection and monitoring Mission management systems Tactical data management systems		
Aircraft and Obstruction lighting	Inset lights Regulators Tower and obstruction lights Interior and exterior aircraft lighting	Commercial, regional, business, helicopter and military aviation aircraft (operators, OEMs, parts distributors and MRO service providers) General contractors (building and tower manufacturers), cell-phone companies	Bruce Hella/Goodrich LSI Luminator Siemens Whelen
Inertial sensor	Inertial sensor systems for guidance, stabilization, navigation and control Gyroscopes, accelerometers, inertial measurement units and thermal switches	Military and commercial vehicles Commercial spacecraft and launch vehicles Commercial, regional, business and military aircraft Transportation Missiles Munitions	Astronautics-Kearfott BAE Ball GEC General Electric L3 Com KVH Northrop Grumman Rockwell
Control products	Radar altimeters Pressure products Air data products Thermal switches Magnetic sensors	Military aircraft Missiles, UAVs Commercial applications	Ball Brothers BAE Druck Goodrich NavCom Northrop Grumman Rosemount Solarton
Space products and subsystems	Guidance subsystems Control subsystems Processing subsystems Radiation hardened electronics and integrated circuits GPS-based range safety systems	Commercial and military-spacecraft DoD FAA NASA	BAE Ithaco L3 Northrop Grumman Raytheon
Management and technical services	Maintenance/operation and provision of space systems, services and facilities Systems engineering and integration Information technology services Logistics and sustainment	U.S. government space (NASA) DoD (logistics and information services) FAA DoE Local governments Commercial space ground segment systems and services	Bechtel Boeing Computer Sciences Dyncorp ITT Lockheed Martin Raytheon SAIC The Washington Group United Space Alliance

Product/Service Classes	Major Products/Services	Major Customers/Uses	Key Competitors
Landing systems	Wheels and brakes Wheel and brake repair and overhaul services	Commercial airline, regional, business and military aircraft High performance commercial vehicles USAF, DoD, DoE Boeing, Airbus, Lockheed Martin	Dunlop Standard Aerospace Goodrich K&F Industries Messier-Bugatti NASCO

Automation and Control Solutions

Our Automation and Control Solutions segment is a leading global provider of environmental and combustion controls, sensing controls, security and life safety products and services and process automation and building solutions and services for homes, buildings and industrial facilities.

Product/Service Classes	Major Products/Services	Major Customers/Uses	Key Competitors
Environmental and combustion controls; sensing controls	Heating, ventilating and air conditioning controls and components for homes and buildings Indoor air quality products including zoning, air cleaners, humidification, heat and energy recovery ventilators Controls plus integrated electronic systems for burners, boilers and furnaces Consumer household products including humidifiers and thermostats Electrical devices and switches Water controls Sensors, measurement, control and industrial components	Original equipment manufacturers (OEMs) Distributors Contractors Retailers System integrators Commercial customers and homeowners served by the distributor, wholesaler, contractor, retail and utility channels Package and materials handling operations Appliance manufacturers Automotive companies Aviation companies Food and beverage processors Medical equipment Heat treat processors Computer and business equipment manufacturers	Bosch Cherry Danfoss Eaton Emerson Endress & Hauser Holmes Invensys Johnson Controls Motorola Schneider Siemens United Technologies Yamatake
Security and life safety products and services	Security products and systems Fire products and systems Access controls and closed circuit television Home health monitoring and nurse call systems Gas detection products and systems Emergency lighting Distribution Hand held imagers Mobile and wireless computers Personal protection equipment	OEMs Retailers Distributors Commercial customers and homeowners served by the distributor, wholesaler, contractor, retail and utility channels Health care organizations Security monitoring service providers Industrial, fire service, utility distributors and U.S. Government	Bosch Draeger GE Intermec Technologoes Mine Safety Appliances Motorola Pelco Phillips Riken Keiki Siemens Tyco United Technologies 3M, Sperian Protection, Hubbell Inc.
Process automation products and solutions	Advanced control software and industrial automation systems for control and monitoring of continuous, batch and hybrid operations Production management software Communications systems for Industrial Control equipment and systems Consulting, networking engineering and installation Terminal automation solutions Process control instrumentation Field instrumentation Analytical instrumentation Recorders Controllers Critical environment control solutions and services Aftermarket maintenance, repair and upgrade	Refining and petrochemical companies Chemical manufacturers Oil and gas producers Food and beverage processors Pharmaceutical companies Utilities Film and coated producers Pulp and paper industry Continuous web producers in the paper, plastics, metals, rubber, non-wovens and printing industries Mining and mineral industries	ABB AspenTech Emerson Invensys Siemens Yokogawa

Product/Service Classes	Major Products/Services	Major Customers/Uses	Key Competitors
Building solutions and services	HVAC and building control solutions and services Energy management solutions and services Security and asset management solutions and services Enterprise building integration solutions Building information services Airport lighting and systems, visual docking guidance systems	Building managers and owners Contractors, architects and developers Consulting engineers Security directors Plant managers Utilities Large global corporations Public school systems Universities Local governments Public housing agencies Airports	Ameresco GroupMac Ingersoll Rand Invensys Johnson Controls Local contractors and utilities Safegate Schneider Siemens Trane Thorn United Technologies

Specialty Materials

Our Specialty Materials segment is a global leader in providing customers with high-performance specialty materials, including hydrocarbon processing technologies, catalysts, adsorbents, equipment and services, fluorine products, specialty films and additives, advanced fibers and composites, intermediates, specialty chemicals, electronic materials and chemicals.

Product/Service Classes	Major Products/Services	Major Customers/Uses	Key Competitors
Resins & chemicals	Nylon polymer Caprolactam Ammonium sulfate Cyclohexanone Cyclophexanol (KA Oil)	Nylon for carpet fibers, engineered resins and packaging Fertilizer ingredients Specialty chemicals	BASF DSM
Hydrofluoric acid (HF)	Anhydrous and aqueous hydrofluoric acid	Fluorocarbons Steel Oil refining Chemical intermediates	Mexichem Flour Solvay
Fluorocarbons	Genetron® refrigerants, aerosol and insulation foam blowing agents Genesolv® solvents Oxyfume sterilant gases Ennovate 3000 blowing agent for refrigeration insulation	Refrigeration Air conditioning Polyurethane foam Precision cleaning Optical Appliances Hospitals Medical equipment manufacturers	Arkema Dupont Solvay Ineos
Fluorine specialties	Sulfur hexafluoride (SF_6) Iodine pentafluoride (IF) Antimony pentafluoride (SbF_5)	Electric utilities Magnesium gear manufacturers	Air Products Asahi Glass Solvay
Nuclear services	UF_6 conversion services	Nuclear fuel Electric utilities	Cameco Comurhex Rosatom
Research and fine chemicals	Oxime-based fine chemicals Fluoroaromatics High-purity solvents	Agrichemicals Biotech	Avecia Degussa DSM E. Merck Thermo Fisher Scientific Lonza Sigma-Aldrich
Performance chemicals Imaging chemicals Chemical processing sealants	HF derivatives Fluoroaromatics Catalysts Oxime-silanes	Diverse by product type	Atotech BASF DSM
Advanced fibers & composites	High modulus polyethylene fiber and shield composites Aramid shield composites	Bullet resistant vests, helmets and other armor applications Cut-resistant gloves Rope & cordage	DuPont DSM Teijin
Specialty films	Cast nylon film Bi-axially oriented nylon film Fluoropolymer film	Food and pharmaceutical packaging	American Biaxis CFP Daikin Kolon Unitika

Product/Service Classes	Major Products/Services	Major Customers/Uses	Key Competitors
Specialty additives	Polyethylene waxes Paraffin waxes and blends PVC lubricant systems Processing aids Luminescent pigments	Coatings and inks PVC pipe, siding & profiles Plastics Reflective coatings Safety & security applications	BASF Clariant Eastman
Electronic chemicals	Ultra high-purity HF Inorganic acids Hi-purity solvents	Semiconductors Photovoltaics	Air Products Arch E. Merck
Semiconductor materials and services	Interconnect-dielectrics Interconnect-metals Semiconductor packaging materials Advanced polymers Sapphire substrates Anti-reflective coatings Thermo-couples	Semiconductors Microelectronics Telecommunications	BASF Brewer Dow Corning Foxconn Japan Energy Kyocera Shinko
Catalysts, adsorbents and specialties	Catalysts Molecular sieves Adsorbents Customer catalyst manufacturing	Petroleum, refining, petrochemical, gas processing, and manufacturing industries	Axens BASF WR Grace Haldor Shell/Criterion
Process technology and equipment	Technology licensing and engineering design of process units and systems Engineered products Proprietary equipment Training and development of technical personnel	Petroleum refining, petrochemical, and gas processing	Axens BP/Amoco Exxon-Mobil Chevron Lummus Global Chicago Bridge & Iron Koch Glitsch Linde AG Natco Shaw Group Shell/SGS
Renewable fuels and chemicals	Technology licensing of Process, catalysts, absorbents, Refining equipment and Services for producing renewable-based fuels and chemicals	Agricultural products	Nestle Oy Lurgi

Transportation Systems

Our Transportation Systems segment is one of the leading manufacturers of engine boosting systems for passenger cars and commercial vehicles, as well as a leading provider of automotive care and braking products.

Product/Service Classes	Major Products/Services	Major Customers/Uses	Key Competitors
Charge-air systems	Turbochargers for gasoline and diesel engines	Passenger car, truck and off-highway OEMs Engine manufacturers Aftermarket distributors and dealers	Borg-Warner Holset IHI MHI
Thermal systems	Exhaust gas coolers Charge-air coolers Aluminum radiators Aluminum cooling modules	Passenger car, truck and off-highway OEMs Engine manufacturers Aftermarket distributors and dealers	Behr Modine Valeo
Aftermarket filters, spark plugs, electronic components and car care products	Oil, air, fuel, transmission and coolant filters PCV valves Spark plugs Wire and cable Antifreeze/coolant Windshield washer fluids Waxes, washes and specialty cleaners	Automotive and heavy vehicle aftermarket channels, OEMs and Original Equipment Service Providers (OES) Auto supply retailers Specialty installers Mass merchandisers	AC Delco Bosch Champion Mann & Hummel NGK Peak/Old World Industries Purolator STP/ArmorAll Turtle Wax Zerex/Valvoline

Product/Service Classes	Major Products/Services	Major Customers/Uses	Key Competitors
Brake hard parts and other friction materials	Disc brake pads and shoes Drum brake linings Brake blocks Disc and drum brake components Brake hydraulic components Brake fluid Aircraft brake linings Railway linings	Automotive and heavy vehicle OEMs, OES, brake manufacturers and aftermarket channels Installers Railway and commercial/ military aircraft OEMs and brake manufacturers	Advics Akebono Federal-Mogul ITT Corp JBI Nisshinbo TMD Friction

Aerospace Sales

Our sales to aerospace customers were 35 percent of our total sales in each of 2008, 2007 and 2006, respectively. Our sales to commercial aerospace original equipment manufacturers were 9, 10 and 10 percent of our total sales in 2008, 2007 and 2006, respectively. In addition, our sales to commercial aftermarket customers of aerospace products and services were 11 percent of our total sales in each of 2008, 2007 and 2006. Our Aerospace results of operations can be impacted by various industry and economic conditions. See "Item 1A. Risk Factors."

U.S. Government Sales

Sales to the U.S. Government (principally by our Aerospace segment), acting through its various departments and agencies and through prime contractors, amounted to $4,240, $4,011 and $3,688 million in 2008, 2007 and 2006, respectively, which included sales to the U.S. Department of Defense, as a prime contractor and subcontractor, of $3,412, $3,192 and $3,052 million in 2008, 2007 and 2006, respectively. U.S. defense spending increased in 2008 and is also expected to increase in 2009. We do not expect to be significantly affected by any proposed changes in 2009 federal spending due principally to the varied mix of the government programs which impact us (OEM production, engineering development programs, aftermarket spares and repairs and overhaul programs). Our contracts with the U.S. Government are subject to audits, investigations, and termination by the government. See "Item 1A. Risk Factors."

Backlog

Our total backlog at December 31, 2008 and 2007 was $12,972 and $12,303 million, respectively. We anticipate that approximately $9,480 million of the 2008 backlog will be filled in 2009. We believe that backlog is not necessarily a reliable indicator of our future sales because a substantial portion of the orders constituting this backlog may be canceled at the customer's option.

Competition

We are subject to active competition in substantially all product and service areas. Competition is expected to continue in all geographic regions. Competitive conditions vary widely among the thousands of products and services provided by us, and vary by country. Depending on the particular customer or market involved, our businesses compete on a variety of factors, such as price, quality, reliability, delivery, customer service, performance, applied technology, product innovation and product recognition. Brand identity, service to customers and quality are generally important competitive factors for our products and services, and there is considerable price competition. Other competitive factors for certain products include breadth of product line, research and development efforts and technical and managerial capability. While our competitive position varies among our products and services, we believe we are a significant competitor in each of our major product and service classes. However, a number of our products and services are sold in competition with those of a large number of other companies, some of which have substantial financial resources and significant technological capabilities. In addition, some of our products compete with the captive component divisions of original equipment manufacturers. See Item 1A "Risk Factors" for further discussion.

International Operations

We are engaged in manufacturing, sales, service and research and development mainly in the United States, Europe, Canada, Asia and Latin America. U.S. exports and foreign manufactured products are significant to our operations. U.S. exports comprised 10, 10 and 11 percent of our total sales in 2008, 2007 and 2006, respectively. Foreign manufactured products and services, mainly in Europe, were 39, 39 and 37 percent of our total sales in 2008, 2007 and 2006, respectively.

Approximately 19 percent of total 2008 sales of Aerospace-related products and services were exports of U.S. manufactured products and systems and performance of services such as aircraft repair and overhaul. Exports were principally made to Europe, Canada, Asia and Latin America. Foreign manufactured products and systems and performance of services comprised approximately 14 percent of total 2008 Aerospace sales. The principal manufacturing facilities outside the U.S. are in Europe, with less significant operations in Canada and Asia.

Approximately 2 percent of total 2008 sales of Automation and Control Solutions products were exports of U.S. manufactured products. Foreign manufactured products and performance of services accounted for 57 percent of total 2008 Automation and Control Solutions sales. The principal manufacturing facilities outside the U.S. are in Europe with less significant operations in Asia and Canada.

Approximately 14 percent of total 2008 sales of Specialty Materials products and services were exports of U.S. manufactured products. Exports were principally made to Asia and Latin America. Foreign manufactured products and performance of services comprised 24 percent of total 2008 Specialty Materials sales. The principal manufacturing facilities outside the U.S. are in Europe, with less significant operations in Asia and Canada.

Exports of U.S. manufactured products comprised 1 percent of total 2008 sales of Transportation Systems products. Foreign manufactured products accounted for 71 percent of total 2008 sales of Transportation Systems. The principal manufacturing facilities outside the U.S. are in Europe, with less significant operations in Asia and Latin America.

Financial information including net sales and long-lived assets related to geographic areas is included in Note 24 of Notes to Financial Statements in "Item 8. Financial Statements and Supplementary Data". Information regarding the economic, political, regulatory and other risks associated with international operations is included in "Item 1A. Risk Factors."

Raw Materials

The principal raw materials used in our operations are generally readily available. We experienced no significant problems in the purchase of key raw materials and commodities in 2008. We are not dependent on any one supplier for a material amount of our raw materials, except related to phenol, a raw material used in our Specialty Materials segment. We purchase phenol under a supply agreement with one supplier. We have no reason to believe there is any material risk to this supply.

The costs of certain key raw materials, including natural gas, benzene (the key component in phenol), ethylene, fluorspar and sulfur in our Specialty Materials business, steel, nickel, other metals and ethylene glycol in our Transportation Systems business, and nickel, titanium and other metals in our Aerospace business, are expected to remain volatile. In addition, in 2008 certain large long-term fixed supplier price agreements expired, primarily relating to components used by our Aerospace business, which in the aggregate, subjected us to higher volatility in certain component costs. We will continue to attempt to offset raw material cost increases with formula or long-term supply agreements, price increases and hedging activities where feasible. We have no reason to believe a shortage of raw materials will cause any material adverse impact during 2009. See "Item 1A. Risk Factors" for further discussion.

We are highly dependent on our suppliers and subcontractors in order to meet commitments to our customers. In addition, many major components and product equipment items are procured or subcontracted on a single-source basis with a number of domestic and foreign companies. We maintain a qualification and performance surveillance process to control risk associated with such reliance on third parties. While we believe that sources of supply for raw materials and components are generally adequate, it is difficult to predict what effects shortages or price increases may have in the future. Furthermore, the inability of these suppliers to meet their quality and/or delivery commitments to us, due to bankruptcy, natural disasters or any other reason, may result in significant costs and delay, including those in connection with the required recertification of parts from new suppliers with our customers or regulatory agencies.

Patents, Trademarks, Licenses and Distribution Rights

Our segments are not dependent upon any single patent or related group of patents, or any licenses or distribution rights. We own, or are licensed under, a large number of patents, patent applications and trademarks acquired over a period of many years, which relate to many of our products or improvements to those products and which are of importance to our business. From time to time, new patents and trademarks are obtained, and patent and trademark licenses and rights are acquired from others. We also have distribution rights of varying terms for a number of products and services produced by other companies. In our judgment, those rights are adequate for the conduct of our business. We believe that, in the aggregate, the rights under our patents, trademarks and licenses are generally important to our operations, but we do not consider any patent, trademark or related group of patents, or any licensing or distribution rights related to a specific process or product, to be of material importance in relation to our total business. See "Item 1A. Risk Factors" for further discussion.

We have registered trademarks for a number of our products and services, including Honeywell, Aclar, Ademco, Autolite, Bendix, Enovate, Fire-Lite, FRAM, Garrett, Genetron, Hand Held, Holts, Jurid, Metrologic, MK, North, Notifier, Novar, Prestone, Redex, Simoniz, Spectra, System Sensor and UOP.

Research and Development

Our research activities are directed toward the discovery and development of new products, technologies and processes and the development of new uses for existing products. The Company has research and development activities in the U.S., Europe, India and China.

Research and development (R&D) expense totaled $1,543, $1,459 and $1,411 million in 2008, 2007 and 2006, respectively. The increase in R&D expense in 2008 compared to 2007 of 6 percent was mainly due to additional product, design and development costs in Automation and Control Solutions, increased expenditures on the development of products for new aircraft platforms and increased expenditures on the development of turbocharging systems for new platforms. The increase in R&D expense in 2007 compared to 2006 of 3 percent was mainly due to additional product, design and development costs in Automation and Control Solutions and increased expenditures on the development of turbocharging systems for new platforms. Customer-sponsored (principally the U.S. Government) R&D activities amounted to an additional $903, $881 and $777 million in 2008, 2007 and 2006, respectively.

Environment

We are subject to various federal, state, local and foreign government requirements regulating the discharge of materials into the environment or otherwise relating to the protection of the environment. It is our policy to comply with these requirements, and we believe that, as a general matter, our policies, practices and procedures are properly designed to prevent unreasonable risk of environmental damage, and of resulting financial liability, in connection with our business. Some risk of environmental damage is, however, inherent in some of our operations and products, as it is with other companies engaged in similar businesses.

We are and have been engaged in the handling, manufacture, use and disposal of many substances classified as hazardous by one or more regulatory agencies. We believe that, as a general matter, our policies, practices and procedures are properly designed to prevent unreasonable risk of environmental damage and personal injury, and that our handling, manufacture, use and disposal of these substances are in accord with environmental and safety laws and regulations. It is possible, however, that future knowledge or other developments, such as improved capability to detect substances in the environment or increasingly strict environmental laws and standards and enforcement policies, could bring into question our current or past handling, manufacture, use or disposal of these substances.

Among other environmental requirements, we are subject to the federal superfund and similar state and foreign laws and regulations, under which we have been designated as a potentially responsible party that may be liable for cleanup costs associated with current and former operating sites and various hazardous waste sites, some of which are on the U.S. Environmental Protection Agency's Superfund priority list. Although, under some court interpretations of these laws, there is a possibility that a responsible party might have to bear more than its proportional share of the cleanup costs if it is unable to obtain appropriate contribution from other responsible parties, we have not had to bear significantly more than our proportional share in multi-party situations taken as a whole.

Further information, including the current status of significant environmental matters and the financial impact incurred for remediation of such environmental matters, if any, is included in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," in Note 21 of Notes to Financial Statements in "Item 8. Financial Statements and Supplementary Data," and in "Item 1A. Risk Factors."

Employees

We have approximately 128,000 employees at December 31, 2008, of which approximately 58,000 were located in the United States.

Item 1A. Risk Factors

Cautionary Statement about Forward-Looking Statements

We have described many of the trends and other factors that drive our business and future results in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations", including the overview of the Company and each of our segments and the discussion of their respective economic and other factors and areas of focus for 2009. These sections and other parts of this report (including this Item 1A) contain "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934.

Forward-looking statements are those that address activities, events or developments that management intends, expects, projects, believes or anticipates will or may occur in the future. They are based on management's assumptions and assessments in light of past experience and trends, current economic and industry conditions, expected future developments and other relevant factors. They are not guarantees of future performance, and actual results, developments and business decisions may differ significantly from those envisaged by our forward-looking statements. We do not undertake to update or revise any of our forward-looking statements. Our forward-looking statements are also subject to risks and uncertainties that can affect our performance in both the near-and long-term. These forward-looking statements should be considered in light of the information included in this Form 10-K, including, in particular, the factors discussed below.

Risk Factors

Our business, operating results, cash flows and financial condition are subject to various risks and uncertainties, including, without limitation, those set forth below, any one of which could cause our actual results to vary materially from recent results or from our anticipated future results.

Industry and economic conditions may adversely affect the market and operating conditions of our customers, which in turn can affect demand for our products and services and our results of operations.

The operating results of our segments are impacted by general global industry and economic conditions that can cause changes in spending and capital investment patterns, demand for our products and services and the level of our manufacturing and shipping costs. The operating results of our Aerospace segment, which generated 35 percent of our consolidated revenues in 2008, are directly tied to cyclical industry and economic conditions, including global demand for air travel as reflected in new aircraft production, the deferral or cancellation of orders for new aircraft, delays in launch schedules for new aircraft platforms, the retirement of older aircraft, global flying hours, and business and general aviation aircraft utilization rates, as well as changes in customer buying patterns with respect to aftermarket parts, supplier consolidation, factory transitions, capacity constraints, and the level and mix of U.S. Government appropriations for defense and space programs (as further discussed in other risk factors below). The challenging operating environment faced by the commercial airline industry is expected to continue and may be influenced by a wide variety of factors including declining global flying hours, aircraft fuel prices, labor issues, airline consolidation, airline insolvencies, terrorism and safety concerns as well as changes in regulations. Future terrorist actions or pandemic health issues could dramatically reduce both the demand for air travel and our Aerospace aftermarket sales and margins. The operating results of our Automation and Control Solutions (ACS) segment, which generated 38 percent of our consolidated revenues in 2008, are impacted by the level of global residential and commercial construction (including retrofits and upgrades), capital spending and operating expenditures on building and process automation, industrial plant capacity utilization and expansion, and global economic growth rates. Specialty Materials' operating results, which generated 14 percent of our consolidated revenues in 2008, are impacted by global economic growth rates, capacity utilization for chemical, industrial, refining, petrochemical and semiconductor plants, and commodity demand volatility. Transportation Systems' operating results, which generated 13 percent of our consolidated revenues in 2008, are impacted by global production and demand for automobiles and trucks equipped with turbochargers, regulatory changes regarding automobile and truck emissions and fuel economy, delays in launch schedules for new automotive platforms, and consumer demand and spending for automotive aftermarket and car care products. The challenging operating environment faced by global automotive and truck manufacturers is expected to continue and may be influenced by a wide variety of factors, including access to and terms of government assistance, ability to reduce record high inventory levels, ability to reduce operating costs, and the ability of consumers to obtain financing for new vehicle purchases. Each of the segments is impacted by volatility in raw material prices (as further described below) and non-material inflation.

Raw material price fluctuations and the ability of key suppliers to meet quality and delivery requirements can increase the cost of our products and services and impact our ability to meet commitments to customers.

The cost of raw materials is a key element in the cost of our products, particularly in our Specialty Materials (benzene (the key component in phenol), natural gas, ethylene, fluorspar and sulfur), Transportation Systems (nickel, steel, other metals and ethylene glycol) and Aerospace (nickel, titanium and other metals) segments. Our inability to offset material price inflation through increased prices to customers, formula or long-term fixed price contracts with suppliers, productivity actions or through commodity hedges could adversely affect our results of operations.

Our manufacturing operations are also highly dependent upon the delivery of materials (including raw materials) by outside suppliers and their assembly of major components and subsystems used in our products in a timely manner and in full compliance with purchase order terms and conditions, quality standards, and applicable laws and regulations. In addition, many major components and product equipment items are procured or subcontracted on a single-source basis; in limited circumstances these suppliers are the sole source of the component or equipment. Our ability to manage inventory and meet delivery requirements may be constrained by our suppliers' ability to adjust delivery of long-lead time products during times of volatile demand. Our suppliers may fail to perform according to specifications as and when required and we may be unable to identify alternate suppliers or to otherwise mitigate the consequences of their non-performance. The supply chains for our businesses could also be disrupted by external events such as natural disasters, extreme weather events, pandemic health issues, terrorist actions, labor disputes or governmental actions. Our inability to fill our supply needs would jeopardize our ability to fulfill obligations under commercial and government contracts, which could, in turn, result in reduced sales and profits, contract penalties or terminations, and damage to customer relationships. Transitions to new suppliers may result in significant costs and delays, including those related to the required recertification of parts obtained from new suppliers with our customers and/or regulatory agencies. In addition, because our businesses cannot always immediately adapt their cost structure to changing market conditions, our manufacturing capacity for certain products may at times exceed or fall short of our production requirements, which could adversely impact our operating costs, profitability and customer and supplier relationships.

Our future growth is largely dependent upon our ability to develop new technologies that achieve market acceptance with acceptable margins.

Our businesses operate in global markets that are characterized by rapidly changing technologies and evolving industry standards. Accordingly, our future growth rate depends upon a number of factors, including our ability to (i) identify emerging technological trends in our target end-markets, (ii) develop and maintain competitive products, (iii) enhance our products by adding innovative features that differentiate our products from those of our competitors and prevent commoditization of our products, (iv) develop, manufacture and bring products to market quickly and cost-effectively, and (v) develop and retain individuals with the requisite expertise.

Our ability to develop new products based on technological innovation can affect our competitive position and requires the investment of significant resources. These development efforts divert resources from other potential investments in our businesses, and they may not lead to the development of new technologies or products on a timely basis or that meet the needs of our customers as fully as competitive offerings. In addition, the markets for our products may not develop or grow as we currently anticipate. The failure of our technologies or products to gain market acceptance due to more attractive offerings by our competitors could significantly reduce our revenues and adversely affect our competitive standing and prospects.

Protecting our intellectual property is critical to our innovation efforts. We own or are licensed under a large number of U.S. and non-U.S. patents and patent applications, trademarks and copyrights. Our intellectual property rights may be challenged, invalidated or infringed upon by third parties or we may be unable to maintain, renew or enter into new licenses of third party proprietary intellectual property on commercially reasonable terms. In some non-U.S. countries, laws affecting intellectual property are uncertain in their application, which can affect the scope or enforceability of our patents and other intellectual property rights. Any of these events or factors could diminish or cause us to lose the competitive advantages associated with our intellectual property, subject us to judgments, penalties and significant litigation costs, and/or temporarily or permanently disrupt our sales and marketing of the affected products or services.

An increasing percentage of our sales and operations is in non-U.S. jurisdictions and is subject to the economic, political, regulatory and other risks of international operations.

Our international operations, including U.S. exports, comprise a growing proportion of our operating results. Our strategy calls for increasing sales to and operations in overseas markets, including developing markets such as Mexico, China, India and the Middle East. In 2008, 49 percent of our total sales (including products manufactured in the U.S. and in international locations) were outside of the U.S. including 29 percent in Europe and 10 percent in Asia. Risks related to international operations include exchange control regulations, wage and price controls, employment regulations, foreign investment laws, import, export and other trade restrictions (such as embargoes and trade restrictions), changes in regulations regarding transactions with state-owned enterprises, nationalization of private enterprises, government instability, our ability to hire and maintain qualified staff in these regions and maintaining the safety of our employees. The cost of compliance with increasingly complex and often conflicting regulations worldwide can also impair our flexibility in modifying product, marketing, pricing or other strategies for growing our businesses, as well as our ability to improve productivity and maintain acceptable operating margins.

As we continue to grow our businesses internationally, our operating results could be increasingly affected by the relative strength of the European and Asian economies and the impact of exchange rate fluctuations. We do have a policy to reduce the risk of volatility through hedging activities, but such activities bear a financial cost and may not always be available to us and may not be successful in eliminating such volatility.

We may be required to recognize impairment charges for our long-lived assets or available for sale investments.

At December 31, 2008, the net carrying value of long-lived assets (property, plant and equipment, goodwill and other intangible assets) and available for sale securities totaled approximately $17.4 billion and $0.1 billion, respectively. In accordance with generally accepted accounting principles, we periodically assess these assets to determine if they are impaired. Significant negative industry or economic trends, disruptions to our business, unexpected significant changes or planned changes in use of the assets, divestitures and market capitalization declines may result in impairments to goodwill and other long-lived assets. An other than temporary decline in the market value of our available for sale securities may also result in an impairment charge. Future impairment charges could significantly affect our results of operations in the periods recognized. Impairment charges would also reduce our consolidated shareowners' equity and increase our debt-to-total-capitalization ratio, which could negatively impact our credit rating and access to the public debt and equity markets.

A change in the level of U.S. Government defense and space funding or the mix of programs to which such funding is allocated could adversely impact sales of Aerospace's defense and space-related product and services.

Sales of our defense and space-related products and services are largely dependent upon government budgets, particularly the U.S. defense budget. Sales as a prime contractor and subcontractor to the U.S. Department of Defense comprised approximately 27 and 9 percent of Aerospace and total sales, respectively, for the year ended December 31, 2008. Although U.S. defense spending increased in 2008 and is expected to increase again in 2009, we cannot predict the extent to which total funding and/or funding for individual programs will be included, increased or reduced as part of the 2010 and subsequent budgets ultimately approved by Congress, or be included in the scope of separate supplemental appropriations. We also cannot predict the impact of potential changes in priorities due to military transformation and planning and/or the nature of war-related activity on existing, follow-on or replacement programs. A shift in defense or space spending to programs in which we do not participate and/or reductions in funding for or termination of existing programs could adversely impact our results of operations.

As a supplier of military and other equipment to the U.S. Government, we are subject to unusual risks, such as the right of the U.S. Government to terminate contracts for convenience and to conduct audits and investigations of our operations and performance.

In addition to normal business risks, companies like Honeywell that supply military and other equipment to the U.S. Government are subject to unusual risks, including dependence on Congressional appropriations and administrative allotment of funds, changes in governmental procurement legislation and regulations and other policies that reflect military and political developments, significant changes in contract scheduling, complexity of designs and the rapidity with which they become obsolete, necessity for constant design improvements, intense competition for U.S. Government business necessitating increases in time and investment for design and development, difficulty of forecasting costs and schedules when bidding on developmental and highly sophisticated technical work, and other factors characteristic of the industry, such as contract award protests and delays in the timing of contract approvals. Changes are customary over the life of U.S. Government contracts, particularly development contracts, and generally result in adjustments of contract prices.

Our contracts with the U.S. Government are subject to audits. Like many other government contractors, we have received audit reports that recommend downward price adjustments to certain contracts to comply with various government regulations. We have made adjustments and paid voluntary refunds in appropriate cases and may do so in the future.

U.S. Government contracts are subject to termination by the government, either for the convenience of the government or for our failure to perform under the applicable contract. In the case of a termination for convenience, we are typically entitled to reimbursement for our allowable costs incurred, plus termination costs and a reasonable profit. If a contract is terminated by the government for our failure to perform we could be liable for additional costs incurred by the government in acquiring undelivered goods or services from any other source and any other damages suffered by the government.

We are also subject to government investigations of business practices and compliance with government procurement regulations. If Honeywell or one of its businesses were charged with wrongdoing as a result of any such investigation or other government investigations (including violations of certain environmental or export laws), it could be suspended from bidding on or receiving awards of new government contracts, suspended from contract performance pending the completion of legal proceedings and/or have its export privileges suspended. The U.S. Government also reserves the right to debar a contractor from receiving new government contracts for fraudulent, criminal or other egregious misconduct. Debarment generally does not exceed three years.

Our reputation and ability to do business may be impacted by the improper conduct of employees, agents or business partners.

We cannot ensure that our extensive compliance controls, policies and procedures will in all instances protect us from reckless or criminal acts committed by our employees, agents or business partners that would violate the laws of the jurisdictions in which the Company operates, including laws governing payments to government officials, competition and data privacy. Any improper actions could subject us to civil or criminal investigations, monetary and non-monetary penalties and could adversely impact our ability to conduct business, results of operations and reputation.

Changes in legislation or government regulations or policies can have a significant impact on our results of operations.

The sales and margins of each of our segments are directly impacted by government regulations. Safety and performance regulations (including mandates of the Federal Aviation Administration and other similar international regulatory bodies requiring the installation of equipment on aircraft), product certification requirements and government procurement practices can impact Aerospace sales, research and development expenditures, operating costs and profitability. The demand for and cost of providing Automation and Control Solutions products, services and solutions can be impacted by fire, security, safety, health care, environmental and energy efficiency standards and regulations. Specialty Materials' results of operations can be affected by environmental (e.g. government regulation of fluorocarbons), safety and energy efficiency standards and regulations, while emissions and energy efficiency standards and regulations can impact the demand for turbochargers in our Transportation Systems segment. Legislation or regulations regarding areas such as labor and employment, employee benefit plans, tax, health and safety matters, import, export and trade, intellectual property, product certification, product liability and environmental remediation may impact the results of each of our operating segments and our consolidated results.

Completed acquisitions may not perform as anticipated or be integrated as planned, and divestitures may not occur as planned.

We regularly review our portfolio of businesses and pursue growth through acquisitions and seek to divest non-core businesses. We may not be able to complete transactions on favorable terms, on a timely basis or at all. In addition, our results of operations and cash flows may be adversely impacted by (i) the failure of acquired businesses to meet or exceed expected returns, (ii) the discovery of unanticipated issues or liabilities, (iii) the failure to integrate acquired businesses into Honeywell on schedule and/or to achieve synergies in the planned amount or within the expected timeframe, (iv) the inability to dispose of non-core assets and businesses on satisfactory terms and conditions and within the expected timeframe, and (v) the degree of protection provided by indemnities from sellers of acquired companies and the obligations under indemnities provided to purchasers of our divested businesses.

We cannot predict with certainty the outcome of litigation matters, government proceedings and other contingencies and uncertainties.

We are subject to a number of lawsuits, investigations and disputes (some of which involve substantial amounts claimed) arising out of the conduct of our business, including matters relating to commercial transactions, government contracts, product liability (including asbestos), prior acquisitions and divestitures, employment, employee benefits plans, intellectual property, import and export matters and environmental, health and safety matters. Resolution of these matters can be prolonged and costly, and the ultimate results or judgments are uncertain due to the inherent uncertainty in litigation and other proceedings. Moreover, our potential liabilities are subject to change over time due to new developments, changes in settlement strategy or the impact of evidentiary requirements, and we may be required to pay damage awards or settlements, or become subject to damage awards or settlements, that could have a material adverse effect on our results of operations, cash flows and financial condition. While we maintain insurance for certain risks, the amount of our insurance coverage may not be adequate to cover the total amount of all insured claims and liabilities. It also is not possible to obtain insurance to protect against all our operational risks and liabilities. The incurrence of significant liabilities for which there is no or insufficient insurance coverage could adversely affect our results of operations, cash flows, liquidity and financial condition.

Our operations and the prior operations of predecessor companies expose us to the risk of material environmental liabilities.

Mainly because of past operations and operations of predecessor companies, we are subject to potentially material liabilities related to the remediation of environmental hazards and to claims of personal injuries or property damages that may be caused by hazardous substance releases and exposures. We have incurred remedial response and voluntary clean-up costs for site contamination and are a party to lawsuits and claims associated with environmental and safety matters, including past production of products containing hazardous substances. Additional lawsuits, claims and costs involving environmental matters are likely to continue to arise in the future. We are subject to various federal, state, local and foreign government requirements regulating the discharge of materials into the environment or otherwise relating to the protection of the environment. These laws and regulations can impose substantial fines and criminal sanctions for violations, and require installation of costly equipment or operational changes to limit emissions and/or decrease the likelihood of accidental hazardous substance releases. We incur, and expect to continue to incur capital and operating costs to comply with these laws and regulations. In addition, changes in laws, regulations and enforcement of policies, the discovery of previously unknown contamination or new technology or information related to individual sites, or the imposition of new clean-up requirements or remedial techniques could require us to incur costs in the future that would have a negative effect on our financial condition or results of operations.

Our expenses include significant costs related to employee health and retiree health and pension benefits.

With approximately 128,000 employees, including approximately 58,000 in the U.S., our expenses relating to employee health and retiree health and pension benefits are significant. In recent years, we have experienced significant increases in certain of these costs, largely as a result of economic factors beyond our control, in particular, ongoing increases in health care costs well in excess of the rate of inflation. Continued increasing health-care costs, volatility in investment returns and discount rates, as well as changes in other assumptions used to calculate retiree health and pension benefit expenses, may adversely affect our financial position, results of operations or require significant contributions to our pension plans.

Additional tax expense or additional tax exposures could affect our future profitability

We are subject to income taxes in both the United States and various non-U.S. jurisdictions, and our domestic and international tax liabilities are dependent upon the distribution of income among these different jurisdictions. In 2008, our tax expense represented 26.5 percent of our income before tax, and includes estimates of additional tax which may be incurred for tax exposures and reflects various estimates and assumptions, including assessments of future earnings of the Company that could effect the valuation of our deferred tax assets. Our future results could be adversely affected by changes in the effective tax rate as a result of a change in the mix of earnings in countries with differing statutory tax rates, changes in the overall profitability of the Company, changes in tax legislation, changes in the valuation of deferred tax assets and liabilities, the results of audits and examinations of previously filed tax returns and continuing assessments of our tax exposures.

Volatility of credit markets or macro-economic factors could adversely affect our business

Changes in U.S. and global financial and equity markets, including market disruptions, limited liquidity, and interest rate volatility, may increase the cost of financing as well as the risks of refinancing maturing debt. In addition, our borrowing costs can be affected by short and long-term ratings assigned by independent rating agencies. A decrease in these ratings could increase our cost of borrowing.

The current tightening of credit could also adversely affect our customers' ability to obtain financing, primarily in our long cycle businesses and airline industry operations. Delays in our customers' ability to obtain financing, or the unavailability of financing could adversely affect our results of operations. The inability of our suppliers to obtain financing could result in the need to transition to alternate suppliers, which could result in significant incremental cost and delay, as discussed above. Lastly, the disruptions in the U.S. and global financial markets could impact the financial institutions with which we do business.

Item 1B. Unresolved Staff Comments

Not Applicable

Item 2. Properties

We have approximately 1,400 locations consisting of plants, research laboratories, sales offices and other facilities. Our headquarters and administrative complex is located at Morris Township, New Jersey. Our plants are generally located to serve large marketing areas and to provide accessibility to raw materials and labor pools. Our properties are generally maintained in good operating condition. Utilization of these plants may vary with sales to customers and other business conditions; however, no major operating facility is significantly idle. We own or lease warehouses, railroad cars, barges, automobiles, trucks, airplanes and materials handling and data processing equipment. We also lease space for administrative and sales staffs. Our properties and equipment are in good operating condition and are adequate for our present needs. We do not anticipate difficulty in renewing existing leases as they expire or in finding alternative facilities.

Our principal plants, which are owned in fee unless otherwise indicated, are as follows:

Aerospace

Anniston, AL (leased)
Glendale, AZ (leased)
Phoenix, AZ
Tempe, AZ
Tucson, AZ
Torrance, CA
Clearwater, FL

South Bend, IN
Olathe, KS
Minneapolis, MN
Plymouth, MN
Rocky Mount, NC
Albuquerque, NM

Urbana, OH
Greer, SC
Toronto, Canada
Raunheim, Germany
Singapore (leased)
Yeovil, UK (leased)

Automation and Control Solutions

Phoenix, AZ (leased)
San Diego, CA (leased)
Northford, CT
Freeport, IL

Golden Valley, MN
Skaneateles Falls, NY (leased)
Mosbach, Germany
Neuss, Germany
Schonaich, Germany

Chihuahua, Mexico
Juarez, Mexico (partially leased)
Tijuana, Mexico (leased)
Emmen, Netherlands
Newhouse, Scotland

Specialty Materials

Mobile, AL
Des Plaines, IL
Metropolis, IL
Baton Rouge, LA

Geismar, LA
Shreveport, LA
Pottsville, PA
Orange, TX
Chesterfield, VA

Colonial Heights, VA
Hopewell, VA
Spokane, WA
Seelze, Germany

Transportation Systems

Shanghai, China
Conde, France
Glinde, Germany
Waterford, Ireland

Atessa, Italy
Kodama, Japan
Ansan, Korea (leased)

Mexicali, Mexico (partially leased)
Barcelona, Spain

Item 3. Legal Proceedings

We are subject to a number of lawsuits, investigations and claims (some of which involve substantial amounts) arising out of the conduct of our business. See a discussion of environmental, asbestos and other litigation matters in Note 21 of Notes to Financial Statements in "Item 8. Financial Statements and Supplementary Data."

Environmental Matters Involving Potential Monetary Sanctions in Excess of $100,000

None.

Item 4. Submission of Matters to a Vote of Security Holders

Not Applicable.

Executive Officers of the Registrant

The executive officers of Honeywell, listed as follows, are elected annually by the Board of Directors. There are no family relationships among them.

Name, Age, Date First Elected an Executive Officer	Business Experience
David M. Cote (a), 56 2002	Chairman of the Board and Chief Executive Officer since July 2002.
Adriane M. Brown, 50 2005	President and Chief Executive Officer Transportation Systems since January 2005. Vice President and General Manager of Engine Systems & Accessories from September 2001 to December 2004.
Roger Fradin, 55 2004	President and Chief Executive Officer Automation and Control Solutions since January 2004.
Robert J. Gillette, 48 2001	President and Chief Executive Officer Aerospace since January 2005. President and Chief Executive Officer Transportation Systems from July 2001 to December 2004.
Andreas C. Kramvis, 56 2008	President and Chief Executive Officer Specialty Materials since March 2008. President of Environmental and Combustion Controls from September 2002 to February 2008.
David J. Anderson, 59 2003	Senior Vice President and Chief Financial Officer since June 2003.
Larry E. Kittelberger, 60 2001	Senior Vice President Technology and Operations since October 2006. Senior Vice President Administration and Chief Information Officer from August 2001 to October 2006.
Peter M. Kreindler, 63 1992	Senior Vice President, Government and Regulatory Affairs since September 2008. Senior Vice President and General Counsel from January 1992 to August 2008.
Mark R. James, 47 2007	Senior Vice President Human Resources and Communications since November 2007. Vice President of Human Resources and Communications for Aerospace from October 2004 to November 2007. Vice President of Human Resources for Aerospace Electronic Systems from March 2001 to October 2004.

(a) Also a Director.

Part II.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market and dividend information for Honeywell's common stock is included in Note 26 of Notes to Financial Statements in "Item 8. Financial Statements and Supplementary Data."

The number of record holders of our common stock at December 31, 2008 was 66,634.

Honeywell did not purchase any of its common stock, par value $1 per share, for the quarter ending December 31, 2008. Honeywell purchased a total of 27,400,000 shares of common stock in 2008. Under the Company's previously reported $3.0 billion share repurchase program, $1.3 billion remained available as of December 31, 2008 for additional share repurchases. The amount and timing of future repurchases may vary depending on market conditions and the level of operating and other investing activities.

Performance Graph

The following graph compares the five-year cumulative total return on our Common Stock to the total returns on the Standard & Poor's 500 Stock Index and a composite of Standard & Poor's Aerospace and Defense and Industrial Conglomerates indices, on an equally weighted basis (the "Composite Index"). The selection and weighting of the Aerospace and Defense component of the Composite Index was deemed appropriate in light of the fact that Honeywell's Aerospace segment has accounted for, on average, approximately 50% of our aggregate segment profit over the past three completed fiscal years. The selection and weighting of the Industrial Conglomerates component of the Composite Index reflects the diverse and distinct range of non-aerospace businesses conducted by Honeywell and their contribution to our overall segment profits. The annual changes for the five-year period shown in the graph are based on the assumption that $100 had been invested in Honeywell stock and each index on December 31, 2003 and that all dividends were reinvested.



DOLLARS
250
200
150
100
50
0
2003
2004
2005
2006
2007
2008

		Dec 2003	Dec 2004	Dec 2005	Dec 2006	Dec 2007	Dec 2008
Honeywell	–○–	100	108.21	116.38	144.50	200.34	109.49
S&P 500®	–□–	100	110.88	116.33	134.70	142.10	89.53
Composite Index	–△–	100	117.69	124.81	145.89	163.15	91.33

Item 6. Selected Financial Data

	Years Ended December 31,				
	2008	2007	2006	2005	2004
	(Dollars in millions, except per share amounts)				
Results of Operations					
Net sales	$36,556	$34,589	$31,367	$27,652	$25,593
Income from continuing operations	2,792	2,444	2,078	1,564	1,246
Per Common Share					
Earnings from continuing operations:					
Basic	3.79	3.20	2.53	1.85	1.45
Assuming dilution	3.76	3.16	2.51	1.84	1.45
Dividends	1.10	1.00	0.9075	0.825	0.75
Financial Position at Year-End					
Property, plant and equipment—net	4,934	4,985	4,797	4,658	4,331
Total assets	35,490	33,805	30,941	31,633	30,570
Short-term debt	2,510	2,238	1,154	2,024	1,204
Long-term debt	5,865	5,419	3,909	3,082	4,069
Total debt	8,375	7,657	5,063	5,106	5,273
Shareowners' equity(1)	7,187	9,222	9,720	10,762	10,777

(1) For the year ended December 31, 2006 shareowners' equity includes a reduction of $1,512 related to the adoption of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans".

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to help the reader understand the results of operations and financial condition of Honeywell International Inc. ("Honeywell") for the three years ended December 31, 2008. All references to Notes relate to Notes to the Financial Statements in "Item 8—Financial Statements and Supplementary Data".

CONSOLIDATED RESULTS OF OPERATIONS

Net Sales

	2008	2007	2006
	(Dollars in millions)		
Net sales	$36,556	$34,589	$31,367
% change compared with prior year	6%	10%	

The change in net sales in 2008 and 2007 is attributable to the following:

	2008 Versus 2007	2007 Versus 2006
Price	2%	1%
Volume	—	6
Foreign Exchange	1	2
Acquisitions/Divestitures	3	1
	6%	10%

The increase in full year 2008 sales was partially offset by a 6 percent decrease in sales during the fourth quarter of 2008 compared to the prior year period. A discussion of net sales by segment can be found in the Review of Business Segments section of this MD&A.

Cost of Products and Services Sold

	2008	2007	2006
	(Dollars in millions)		
Cost of products and services sold	$27,994	$26,300	$24,096
Gross margin %	23.4%	24.0%	23.2%

Gross margin decreased by 0.6 of a percentage point in 2008 compared with 2007 primarily due to (i) higher repositioning charges and (ii) decreases of 2.2 and 1.4 percent, respectively, in our Transportation Systems and Specialty Materials segments, primarily due to lower sales volume, partially offset by (i) lower pension and other post retirement benefits expense, (ii) higher margins in our Automation and Controls Solutions segment of 0.8 of a percentage point mainly resulting from productivity savings, and (iii) higher margins in our Aerospace segment of 0.2 of a percentage point mainly resulting from sales volume growth and increased prices. We expect pension and other post retirement expense to increase in 2009.

Gross margin increased by 0.8 of a percentage point in 2007 compared with 2006 primarily due to (i) higher margins in our Specialty Materials segment of 1.0 percentage point mainly due to the continued growth of UOP, (ii) higher margins in our Aerospace segment of 0.8 of a percentage point mainly resulting from sales volume growth, increased prices and productivity savings, and (iii) lower pension and other post retirement benefits expense of 0.3 of a percentage point, which were partially offset by lower margins in our Transportation Systems segment of 1.0 percentage point primarily attributable to lower Consumer Products Group ("CPG") sales volume and operational planning and production issues.

For further discussion of segment results, see "Review of Business Segments".

Selling, General and Administrative Expenses

	2008	2007	2006
	(Dollars in millions)		
Selling, general and administrative expenses	$5,033	$4,565	$4,210
Percent of sales	13.8%	13.2%	13.4%

Selling general and administrative expenses (SG&A) as a percentage of sales increased by 0.6 of a percentage point in 2008 compared with 2007. The increase was primarily due to higher SG&A in our Automation and Control Solutions segment mainly due to acquisitions, partially offset by decreases in SG&A in our Specialty Materials and Aerospace segments mainly due to cost savings initiatives and the positive impact of prior repositioning actions.

SG&A as a percentage of sales decreased by 0.2 of a percentage point in 2007 compared with 2006. SG&A as a percentage of sales decreased in all of our segments primarily due to the benefits from cost savings initiatives and the positive impact of prior repositioning actions. A reduction of 0.1 of a percentage point from lower pension and other post retirement benefits expense was offset by higher repositioning costs.

Other (Income)/Expense

	2008	2007	2006
	(Dollars in millions)		
Gain on sale of non-strategic businesses and assets	$(635)	$(19)	$ (30)
Equity (income)/loss of affiliated companies	(63)	(10)	(13)
Interest income	(102)	(81)	(94)
Foreign exchange	52	34	18
Other (net)	20	23	8
Total	$(728)	$(53)	$(111)

Other income increased by $675 million in 2008 compared to 2007 primarily due to a higher gain on sale of non-strategic businesses and assets representing the sale of our Consumables Solutions business and higher income from equity method investments (mainly in our Specialty Material segment).

Other income decreased by $58 million, or 52 percent in 2007 compared to 2006 primarily as a result of lower interest income due to interest received on a favorable tax settlement in 2006 and higher foreign exchange losses due to changes in exchange rates.

Interest and Other Financial Charges

	2008	2007	2006
	(Dollars in millions)		
Interest and other financial charges	$456	$456	$374
% change compared with prior year	—%	22%	

Interest and other financial charges were flat in 2008 compared to 2007 due to higher debt balances offset by lower borrowing costs. Interest and other financial charges increased by 22 percent in 2007 compared with 2006, due to higher debt balances and higher borrowing costs.

Tax Expense

	2008	2007	2006
	(Dollars in millions)		
Tax expense	$1,009	$ 877	$ 720
Effective tax rate	26.5%	26.4%	25.7%

The effective tax rate increased by 0.1 of a percentage point in 2008 compared with 2007 due principally to a higher overall state effective tax rate and a decreased impact from the settlement of audits, partially offset by a decrease in the foreign effective tax rate. The effective tax rate was lower than the U.S. statutory rate of 35 percent primarily due to earnings taxed at lower foreign tax rates.

The effective tax rate increased by 0.7 of a percentage point in 2007 compared with 2006 due principally to the expiration of the tax benefit on export sales, partially offset by a decrease in the overall state and foreign effective tax rate, an increase in the tax benefit for the domestic manufacturing deduction, and the favorable resolution of certain tax audits. The effective tax rate was lower than the statutory rate of 35 percent due in part to tax benefits derived from lower foreign taxes and benefits from tax planning strategies.

In 2009, the effective tax could change based upon the Company's operating results and the outcome of tax positions taken regarding previously filed tax returns currently under audit by various Federal, State and foreign tax authorities, several of which may be utilized in the foreseeable future. The Company believes that it has adequate reserves for these matters, the outcome of which could materially impact the results of operations and operating cash flows in the period they are resolved.

Income From Continuing Operations

	2008	2007	2006
	(Dollars in millions, except per share amounts)		
Income from continuing operations	$2,792	$2,444	$2,078
Earnings per share of common stock—assuming dilution	$ 3.76	$ 3.16	$ 2.51

The increase of $0.60 in earnings (diluted) per share from continuing operations in 2008 compared with 2007 primarily relates to (i) the gain on sale of the Consumables Solutions business, (ii) lower pension and other post retirement expense, (iii) an increase in segment profit (most significantly in Automation and Control Solutions and Aerospace, partially offset by a decline in Transportation Systems segment profit) and (iv) a reduction in the number of shares outstanding due to share repurchases, partially offset by increased repositioning costs.

The increase of $0.65 in earnings (diluted) per share from continuing operations in 2007 compared with 2006 primarily relates to an increase in segment profit (most significantly in Aerospace and Automation and Control Solutions), a reduction in the number of shares outstanding due to share repurchases, and lower pension and other post retirement expense, partially offset by increased repositioning costs.

For further discussion of segment results, see "Review of Business Segments".

Income From Discontinued Operations

Income from discontinued operations of $5 million, or $0.01 earnings per share (diluted) in 2006 relates to the operating results of the Indalex business which was sold in February 2006 to Sun Capital Partners, Inc.

BUSINESS OVERVIEW

This Business Overview provides a summary of Honeywell and its four reportable operating segments (Aerospace, Automation and Control Solutions, Specialty Materials and Transportation Systems), including their respective areas of focus for 2009 and the relevant economic and other factors impacting their results, and a discussion of each segment's results for the three years ended December 31, 2008. Each of these segments is comprised of various product and service classes that serve multiple end markets. See Note 23 to the financial statements for further information on our reportable segments and our definition of segment profit.

Economic and Other Factors

In addition to the factors listed below with respect to each of our operating segments, our consolidated operating results are principally driven by:

- Impact of global economic growth rates (US, Europe and emerging regions) and industry conditions on demand in our key end markets;
- Overall sales mix, in particular the mix of Aerospace original equipment and aftermarket sales and the mix of Automation and Control Solutions (ACS) products and services sales;
- The extent to which cost savings from productivity actions are able to offset or exceed the impact of material and non-material inflation;
- The impact of the pension discount rate on pension expense and pension asset returns on funding requirements; and
- The impact of changes in foreign currency exchange rate, particularly the US dollar-Euro exchange rate.

Areas of Focus for 2009

The areas of focus for 2009, which are generally applicable to each of our operating segments, include:

- Driving profitable growth by building innovative products that address customer needs;
- Achieving sales growth, technological excellence and manufacturing capability through global expansion, especially focused on emerging regions in China, India and the Middle East;
- Proactively managing raw material costs through formula and long term supply agreements, price increases and hedging activities, where feasible;
- Driving cash flow conversion through effective working capital management and capital investment in our businesses, thereby enabling liquidity, repayment of debt, strategic acquisitions, and the ability to return value to shareholders;
- Actively monitoring trends in short-cycle end markets, such as the Transportations Systems turbo business, ACS products businesses, Aerospace business and general aviation aftermarket and Specialty Materials resins and chemicals, and continuing to take proactive cost actions;
- Align and prioritize investments in long-term growth vs. short-term demand volatility;
- Driving productivity savings through execution of repositioning actions;

- Actively reducing discretionary spending with focus on non-customer related costs;
- Proactively managing capacity utilization, supply chain and inventory demand while achieving customer satisfaction;
- Utilizing our enablers Honeywell Operating System (HOS), Functional Transformation and Velocity Product Development (VPD) to standardize the way we work, increase quality and reduce the costs of product manufacturing, reduce costs and enhance the quality of our administrative functions and improve business operations through investments in systems and process improvements;
- Monitoring both suppliers and customers for signs of liquidity constraints, limiting exposure to any resulting inability to meet delivery commitments or pay amounts due, and identifying alternate sources of supply as necessary; and
- Managing Corporate costs, including costs incurred for asbestos and environmental matters, pension and other post-retirement expenses and our tax expense.

Review of Business Segments

	2008	2007	2006
	(Dollars in millions)		
Net Sales			
Aerospace	$12,650	$12,236	$11,124
Automation and Control Solutions	14,018	12,478	11,020
Specialty Materials	5,266	4,866	4,631
Transportation Systems	4,622	5,009	4,592
Corporate	—	—	—
	$36,556	$34,589	$31,367
Segment Profit			
Aerospace	$ 2,300	$ 2,197	$ 1,892
Automation and Control Solutions	1,622	1,405	1,223
Specialty Materials	721	658	568
Transportation Systems	406	583	574
Corporate	(204)	(189)	(177)
	$ 4,845	$ 4,654	$ 4,080

A reconciliation of segment profit to income from continuing operations before taxes follows:

	2008	2007	2006
	(Dollars in millions)		
Segment profit	$ 4,845	$4,654	$4,080
Other income (expense)(1)	665	53	111
Interest and other financial charges	(456)	(456)	(374)
Stock compensation expense(2),(3)	(128)	(65)	(77)
Pension and other postretirement benefits (expense)(2)	(113)	(322)	(459)
Repositioning and other charges(2)	(1,012)	(543)	(483)
Income from continuing operations before taxes	$ 3,801	$3,321	$2,798

(1) Equity income/(loss) of affiliated companies was included in Segment Profit, on a prospective basis, commencing January 1, 2008. Other income/(expense) as presented above includes equity income/(loss) of affiliated companies of $10 and $13 million for the years ended December 31, 2007 and 2006, respectively.

(2) Amounts included in cost of products and services sold and selling, general and administrative expenses.

(3) Costs associated with restricted stock units ("RSU") were excluded from Segment Profit, on a prospective basis, commencing January 1, 2008. Stock compensation expense, including RSU expense, totaled $112 and $106 million for the years ended December 31, 2007 and 2006, respectively. Stock option expense is included for all periods presented.

Aerospace

Overview

Aerospace is a leading global supplier of aircraft engines, avionics, and related products and services for aircraft manufacturers, airlines, aircraft operators, military services, and defense and space contractors. Our Aerospace products and services include auxiliary power units, propulsion engines, environmental control systems, engine controls, flight safety, communications, navigation, radar and surveillance systems, aircraft lighting, management and technical services, advanced systems and instruments, aircraft wheels and brakes and repair and overhaul services. Aerospace sells its products to original equipment (OE) manufacturers in the air transport, regional, business and general aviation aircraft segments, and provides spare parts and repair and maintenance services for the aftermarket (principally to aircraft operators). The United States Government is also a major customer for our defense and space products.

Economic and Other Factors

Aerospace operating results are principally driven by:

- New aircraft production rates and delivery schedules set by commercial air transport, regional jet, business and general aviation OE manufacturers, as well as airline profitability and retirement of aircraft from service;
- Global demand for commercial air travel as reflected in global flying hours and utilization rates for corporate and general aviation aircraft, as well as the demand for spare parts and maintenance and repair services for aircraft currently in use;
- Level and mix of U.S. Government appropriations for defense and space programs and military activity; and
- Availability and price volatility of raw materials such as titanium and other metals.

Results of Operations

	2008	2007	2006
	(Dollars in millions)		
Net sales	$12,650	$12,236	$11,124
% change compared with prior year	3%	10%	
Segment profit	$ 2,300	$ 2,197	$ 1,892
% change compared with prior year	5%	16%	

Aerospace sales by major customer end-markets were as follows:

	% of Aerospace Sales			% Change in Sales	
Customer End-Markets	2008	2007	2006	2008 Versus 2007	2007 Versus 2006
Commercial:					
Air transport and regional original equipment	14%	16%	16%	(6)%	10%
Air transport and regional aftermarket	23	22	22	4	8
Business and general aviation original equipment	11	11	12	5	16
Business and general aviation aftermarket	10	10	10	6	16
Defense and Space	42	41	40	6	8
Total	100%	100%	100%	3%	10%

2008 compared with 2007

Aerospace sales increased by 3 percent in 2008. Details regarding the net increase in sales by customer end-markets are as follows:

- Air transport and regional original equipment (OE) sales decreased by 6 percent in 2008. The decrease is driven by the sale of our Consumables Solutions business, partially offset by increased deliveries to our air transport customers, notwithstanding a decrease in total aircraft production rates at major OEM's mainly due to a strike at a major OEM, which was settled in the fourth quarter. We expect sales to OE customers to decline in the first quarter of 2009 due to reduced delivery schedules in light of order deferrals and cancellations and platform mix.

- Air transport and regional aftermarket sales increased by 4 percent in 2008 primarily due to increased volume, the price of spare parts and aftermarket growth driven by flight hour growth. Consistent with our previously reported expectations, the growth rate in global flying hours slowed to 3 percent in 2008, including a 2 percent decline in the fourth quarter and is expected to decline further in the first quarter of 2009. In addition, aftermarket customers may change buying patterns and reduce inventory levels.

- Business and general aviation OE sales increased by 5 percent in 2008 due to continued demand in the business jet end market as evidenced by an increase in new business jet deliveries (which is expected to decline in the first quarter of 2009), improved pricing and continued additions to the fractional ownership and charter fleets (which is expected to decline in the first quarter of 2009). In 2008 sales to this end-market primarily consisted of sales of Primus Epic integrated avionics systems and the TFE 731 and HTF 7000 engines.

- Business and general aviation aftermarket sales increased by 6 percent in 2008. The increase was primarily due to increased revenue under maintenance service agreements and higher sales of spare parts both of which are expected to decline in the first quarter of 2009, consistent with the expected decrease in business jet utilization.

- Defense and space sales increased by 6 percent in 2008. The increase was primarily due to logistics services (including the positive impact of the acquisition of Dimensions International, a defense logistics business), helicopter OE sales, an increase in government funded engineering related to the Orion (CEV) program, higher sales of specialty foam insulation, certain surface systems and classified space programs.

Aerospace segment profit increased by 5 percent in 2008 compared to 2007 due primarily to increased prices, productivity and sales volume growth. These increases are partially offset by inflation, the Consumable Solutions divestiture and higher spending to support new platform growth. We expect segment profit to decline in the first quarter of 2009 primarily due to the expected adverse sales impacts noted above.

2007 compared with 2006

Aerospace sales increased by 10 percent in 2007. Details regarding the net increase in sales by customer end-markets are as follows:

- Air transport and regional original equipment (OE) sales increased by 10 percent in 2007 compared to 2006. This increase was driven by increased deliveries to air transport customers primarily due to higher aircraft production rates at major OE manufacturers.

- Air transport and regional aftermarket sales increased by 8 percent in 2007. The increase was a result of increased sales volumes and price of spare parts and maintenance activity relating to the approximately 6 percent increase in global flying hours.

- Business and general aviation OE sales increased by 16 percent in 2007. The increase is due to continued demand in the business jet end market as evidenced by an increase in new business jet deliveries, as well as the launch of new aircraft platforms. Sales to this end-market primarily consisted of sales of Primus Epic integrated avionics systems and the TFE 731 and HTF 7000 engines.

- Business and general aviation aftermarket sales increased by 16 percent in 2007. The was primarily due to increased revenue under maintenance service agreements and higher sales of spare parts.
- Defense and space sales increased by 8 percent in 2007. The increase was primarily due to higher sales of surface systems, a 2 percent positive impact of the acquisition of Dimensions International and an increase in space sales, including engineering activities relating to the Orion (CEV) program.

Aerospace segment profit increased by 16 percent in 2007 compared to 2006 due primarily to sales volume growth, increased prices and productivity, partially offset by inflation.

2009 Areas of Focus

Aerospace's primary areas of focus for 2009 include:

- Focus on cost structure initiatives to maintain profitability in the face of challenging conditions in the aerospace industry, such as lower flight hours and order deferrals and cancellations;
- Aligning inventory, production and research and development with customer demand and production schedules;
- Pursuit of new defense and space platforms and growth opportunities;
- Continuing to design equipment that enhances the safety, performance and durability of aerospace and defense equipment, while reducing weight and operating costs; and
- Delivering world-class customer service and achieving cycle and lead time reduction to improve responsiveness to customer demand.

Automation and Control Solutions (ACS)

Overview

ACS provides innovative solutions that make homes, buildings, industrial sites and infrastructure more efficient, safe and comfortable. Our ACS products and services include controls for heating, cooling, indoor air quality, ventilation, humidification, lighting and home automation; advanced software applications for home/building control and optimization; sensors, switches, control systems and instruments for measuring pressure, air flow, temperature and electrical current; security, fire and gas detection; personal protection equipment; access control; video surveillance; remote patient monitoring systems; products for automatic identification and data collection, installation, maintenance and upgrades of systems that keep buildings safe, comfortable and productive; and automation and control solutions for industrial plants, including advanced software and automation systems that integrate, control and monitor complex processes in many types of industrial settings.

Economic and Other Factors

ACS's operating results are principally driven by:

- The growth of global commercial construction (including retrofits and upgrades);
- Demand for residential security and environmental control retrofits and upgrades;
- Demand for energy efficient products and solutions;
- Industrial production;
- Government and public sector spending;
- U.S. and European economic conditions;
- Economic growth rates in developed (U.S. and Europe) and emerging markets;
- The strength of capital and operating spending on process (including petrochemical and refining) and building automation; and

- Changes to energy, fire, security, health care, safety and environmental concerns and regulations.

Results of Operations

	2008	2007	2006
	(Dollars in millions)		
Net sales	$14,018	$12,478	$11,020
% change compared with prior year	12%	13%	
Segment profit	$ 1,622	$ 1,405	$ 1,223
% change compared with prior year	15%	15%	

2008 compared with 2007

ACS sales increased by 12 percent in 2008 compared with 2007, including 10 percent net growth from acquisitions and divestitures. Although foreign exchange had minimal impact on full year sales, there was a 9 percent negative impact of foreign exchange on fourth quarter sales.

- Sales in our Products businesses grew by 15 percent, including (i) the positive impact of acquisitions, most significantly Norcross Safety Products, Metrologic Instruments, Hand Held Products Inc and Maxon Corporation, (ii) continued strong demand for life safety products, particularly fire systems and sensors and (iii) increased sales of our environmental and combustion products, driven by new products and demand for energy efficient controls, including growth across all regions. These factors were partially offset by decreases in sales volumes of our security (reflecting U.S. and European residential construction softness) and sensing and controls products (most notably automotive customers), reflecting softness in the U.S. and Europe.
- Sales in our Solutions businesses increased by 8 percent primarily due to (i) volume growth, driven by continued orders growth and strong conversion to sales from our orders backlog and (ii) the positive impact of acquisitions, most significantly Enraf Holding B.V.

ACS segment profit increased by 15 percent in 2008 compared with 2007 principally due to increased productivity savings, acquisitions, and improved pricing, partially offset by inflation.

2007 compared with 2006

ACS sales increased by 13 percent in 2007 compared with 2006, including 4 percent favorable impact of foreign exchange and net growth from acquisitions and divestitures of 2 percent.

- Sales in our Products businesses grew by 11 percent, driven by (i) increased sales of security products primarily due to growth in intrusion products, European distribution sales and emerging markets, (ii) continued strong demand for life safety products and (iii) introduction of new environmental and combustion control products.
- Sales in our Solutions businesses increased by 17 percent with growth in all regions, driven by energy retrofit and refining services projects, global infrastructure expansion, continued growth in orders and conversion to sales from our order backlog, as well as the favorable impact of foreign exchange.

ACS segment profit increased by 15 percent in 2007 compared with 2006 principally due to increased Products and Solutions sales volume and productivity savings, partially offset by inflation. We continue to experience a change in mix resulting from stronger sales growth in our Solutions businesses that historically have lower margins than our Products businesses.

2009 Areas of Focus

ACS's primary areas of focus for 2009 include:

- Extending technology leadership: lowest total installed cost and integrated product solutions;
- Defending and extending our installed base through customer productivity and globalization;

- Sustaining strong brand recognition through our brand and channel management;
- Centralization and standardization of global software development capabilities;
- Continuing to identify, execute and integrate acquisitions in or adjacent to the markets which we serve;
- Continuing to establish emerging markets presence and capability;
- Process solutions for asset management and energy efficiency; and
- Continuing to invest in new product development.

Specialty Materials

Overview

Specialty Materials develops and manufactures high-purity, high-quality and high-performance chemicals and materials for applications in the refining, petrochemical, automotive, healthcare, agricultural, packaging, refrigeration, appliance, housing, semiconductor, wax and adhesives segments. Specialty Materials also provides process technology, products and services for the petroleum refining, petrochemical and other industries. Specialty Materials' product portfolio includes fluorocarbons, caprolactam, ammonium sulfate for fertilizer, specialty films, advanced fibers, customized research chemicals and intermediates, electronic materials and chemicals, catalysts, and adsorbents.

Economic and Other Factors

Specialty Materials operating results are principally driven by:

- Level of capital spending and capacity and utilization rates in refining and petrochemical end markets;
- Degree of pricing volatility in raw materials such as benzene (the key component in phenol), fluorspar, natural gas, ethylene and sulfur;
- Impact of environmental and energy efficiency regulations;
- Extent of change in order rates from global semiconductor customers;
- Global demand for non-ozone depleting Hydro fluorocarbons (HFC's);
- Condition of the US residential housing industry; and
- Global demand for commodities such as caprolactam and ammonium sulfate.

Results of Operations

	2008	2007	2006
	(Dollars in millions)		
Net sales	$5,266	$4,866	$4,631
% change compared with prior year	8%	5%	
Segment profit	$ 721	$ 658	$ 568
% change compared with prior year	10%	16%	

2008 compared with 2007

Specialty Materials sales increased by 8 percent in 2008 compared to 2007 primarily driven by (i) increased pricing reflecting the pass-through of higher raw material costs and other pricing actions (including benefits from formula based pricing arrangements), most significantly in Resins and Chemicals and Fluorine Products, and (ii) an 8 percent increase in UOP sales as a result of higher volume sales in its products and projects businesses. Full year 2008 sales growth was partially offset by a 12 percent sales decline in revenue during the fourth quarter, primarily in our Resins and Chemicals business due to sharp declines in global demand for commodities such as caprolactam and ammonium sulfate.

Specialty Materials segment profit increased by 10 percent in 2008 compared with 2007. This increase is due principally to increased UOP, Fluorine Products and Resins and Chemicals sales as a result of the factors discussed above and higher income from our joint ventures, partially offset by the impacts of hurricanes Gustav and Ike and the fourth quarter sales decline noted below. Overall, the effects of increased pricing reflecting the pass-through of higher raw material costs and other pricing actions (including benefits from formula based pricing arrangements) and productivity gains more than offset raw material (most significantly sulfur) and other inflation.

In 2009, we expect continued declines in global demand for commodities such as caprolactam and ammonium sulfate, as well as demand from semiconductor customers, and delays in the timing of new unit deliveries of UOP products and catalyst reloads.

2007 compared with 2006

Specialty Materials sales increased by 5 percent in 2007 compared to 2006 driven by (i) a 16 percent increase in UOP sales primarily as a result of higher volume in its projects business principally due to capacity expansion in the refining and petrochemical industries and (ii) a 4 percent increase in Specialty Products sales due in large part to increased sales of electronic chemicals and specialty additives and higher sales to customers in the health care industry. Partially offsetting these increases was a 6 percent decrease in Fluorine Products sales primarily due to lower refrigerant pricing and lower sales volume of foam blowing agents used in insulating material as a result of continued weakness in the U.S. housing market.

Specialty Materials segment profit increased by 16 percent in 2007 compared with 2006 principally due to increased UOP and Specialty Products sales partially offset by the decline in Fluorine Products sales as a result of the factors discussed above. Additionally, the effects of increased pricing and productivity more than offset raw material and other cost inflation.

2009 Areas of Focus

Specialty Materials primary areas of focus for 2009 include:

- Achieving productivity savings and pricing actions to offset inflation and reduced capacity utilization;
- Managing business exposure to commodity market conditions;
- Reduce manufacturing costs and drive quality and delivery improvement through improved plant operational performance;
- Timing of UOP catalyst sales and conversion of confirmed backlog;
- Prioritizing capital expenditures;
- Developing new products that address energy efficiency, renewable energy sources, global warming and security regulations;
- Increasing product differentiation; and
- Continued contract wins and development of new process technologies and products in the petrochemical and refining industries.

Transportation Systems

Overview

Transportation Systems provides automotive products that improve the performance, efficiency, and appearance of cars, trucks, and other vehicles through state-of-the-art technologies, world class brands and global solutions to customers' needs. Transportation Systems' products include turbochargers and charge-air and thermal systems; car care products including anti-freeze (Prestone(R)), filters (Fram(R)), spark plugs (Autolite(R)), and cleaners, waxes and additives (Holts(R)); and brake hard parts and other friction materials (Bendix(R) and Jurid(R)). Transportation

Systems sells its products to original equipment ("OE") automotive and truck manufacturers (e.g., BMW, Caterpillar, Daimler, Renault, Ford, and Volkswagen), wholesalers and distributors and through the retail aftermarket.

Economic and Other Factors

Transportation Systems operating results are principally driven by:

- Financial strength and stability of automotive OE manufacturers;
- Global demand for automobile and truck production;
- Turbo penetration rates for new engine platforms;
- Global consumer preferences for boosted diesel passenger cars;
- Degree of volatility in raw material prices, including nickel and steel;
- Automotive aftermarket trends such as consumer confidence, miles driven, and consumer preference for branded vs. private label aftermarket and car care products;
- Regulations mandating lower emissions and improved fuel economy; and
- Consumers' ability to obtain financing for new vehicle purchases.

Results of Operations

	2008	2007	2006
	(Dollars in millions)		
Net sales	$4,622	$5,009	$4,592
% change compared with prior year	(8%)	9%	
Segment profit	$ 406	$ 583	$ 574
% change compared with prior year	(30%)	2%	

2008 compared with 2007

Transportation Systems sales decreased by 8 percent in 2008 compared with 2007, primarily due to lower volumes, most significantly in the second half of 2008, partially offset by the favorable impact of foreign exchange.

- Turbo Technologies sales decreased by 9 percent primarily due to decreased volume from a broad decline in vehicle production due to challenging automotive industry conditions in the U.S. and Europe, which accelerated in the second half of 2008, impacting sales to both our commercial and light vehicle engine manufacturers, partially offset by the favorable impact of foreign exchange. We also continue to see a shift in consumer preference towards lower displacement engines, as well as the delay of new platform launches.
- Consumer Products Group ("CPG") sales decreased by 10 percent primarily due to lower sales of automotive aftermarket products reflecting lower miles driven and the impact of lower consumer confidence on discretionary spending, partially offset by higher prices (including the pass through of ethylene glycol cost increases).
- Friction Materials sales were essentially unchanged, primarily due to the favorable impact of foreign exchange and increased pricing offset by lower original equipment and aftermarket product sales volume.

Transportation Systems segment profit decreased by 30 percent in 2008 compared with 2007 primarily due to volume declines, as discussed above, material and non-material cost inflation and investments in product development to support future Turbo platforms. These factors were partially offset by increased productivity and the favorable impact of foreign exchange.

2007 compared with 2006

Transportation Systems sales increased 9 percent in 2007 compared with 2006, primarily due to the 5 percent favorable impact of foreign exchange and increased Turbo Technologies sales volume.

- Turbo Technologies sales increased by 12 percent primarily due to the favorable impact of foreign exchange and strong sales to European light vehicle manufacturers, resulting from increased production and diesel penetration rates, as well as sales related to the launch of new turbo platforms by these customers, partially offset by lower sales to commercial vehicle engine manufacturers.
- Consumer Products Group ("CPG") sales increased by 4 percent primarily due to the favorable impact of foreign exchange and higher prices (primarily to pass through ethylene glycol cost increases). This higher pricing was offset by lower sales volume, primarily due to continued softness in the US automotive aftermarket.

Transportation System segment profit increased by 2 percent in 2007 compared with 2006 primarily due to increased productivity, increased prices and lower warranty expense partially offset by the impact of inflation (primarily relating to nickel components), investment in product development to support future Turbo platforms, costs associated with CPG product introductions and CPG operational planning and production issues.

2009 Areas of Focus

Transportation Systems primary areas of focus in 2009 include:

- Sustaining superior turbocharger technology through successful platform launches;
- Maintaining the high quality of current products while executing new product introductions;
- Increasing global penetration and share of diesel and gasoline turbocharger OEM demand;
- Increasing plant productivity to address capacity challenges generated by volatility in product demand and elevated OEM inventory levels ;
- Align cost structure to reflect current economic outlook, and successful execution of repositioning actions;
- Alignment of development efforts and costs with new turbo platform launch schedules; and
- Further global expansion and extension of established strong product brands in CPG.

Repositioning and Other Charges

See Note 3 to the financial statements for a discussion of repositioning and other charges incurred in 2008, 2007 and 2006. The 2008 and 2007 repositioning actions are expected to generate incremental pretax savings of approximately $180 million in 2009 compared with 2008 principally from planned workforce reductions. Cash expenditures for severance and other exit costs necessary to execute our repositioning actions were $157, $92 and $142 million in 2008, 2007 and 2006, respectively. Such expenditures for severance and other exit costs have been funded principally through operating cash flows. Cash expenditures for severance and other exit costs necessary to execute the remaining actions are expected to approximate $250 million in 2009 and will be funded through operating cash flows.

The following tables provide details of the pretax impact of total net repositioning and other charges by segment.

	Years Ended December 31,		
	2008	2007	2006
	(Dollars in millions)		
Aerospace			
Net repositioning charge	$84	$37	$10

	Years Ended December 31,		
	2008	2007	2006
	(Dollars in millions)		
Automation and Control Solutions			
Net repositioning charge	$164	$127	$39

	Years Ended December 31,		
	2008	2007	2006
	(Dollars in millions)		
Specialty Materials			
Net repositioning charge	$37	$ 5	$ 11
Business impairment charges	—	9	12
Arbitration award related to phenol supply agreement	—	—	(18)
Probable and reasonably estimable environmental liabilities	5	—	—
	$42	$14	$ 5

	Years Ended December 31,		
	2008	2007	2006
	(Dollars in millions)		
Transportation Systems			
Net repositioning charge	$103	$ 19	$ 32
Asbestos related litigation charges, net of insurance	125	100	261
Probable and reasonably estimable environmental liabilities	4	—	—
Other	1	—	—
	$233	$119	$293

	Years Ended December 31,		
	2008	2007	2006
	(Dollars in millions)		
Corporate			
Net repositioning charge	$ 36	$ 3	$ 10
Asbestos related litigation charges, net of insurance	—	—	(135)
Probable and reasonably estimable environmental liabilities	456	225	210
Other	(3)	18	51
	$489	$246	$ 136

LIQUIDITY AND CAPITAL RESOURCES

The Company continues to manage its businesses to maximize operating cash flows as the primary source of liquidity. In addition to our available cash and operating cash flows, additional sources of liquidity include committed credit lines, short-term debt from the commercial paper market, long-term borrowings, and access to the public debt and equity markets, as well as the ability to sell trade accounts receivables. We continue to balance our cash and financing uses through investment in our existing core businesses, acquisition activity, share repurchases and dividends.

Cash Flow Summary

Our cash flows from operating, investing and financing activities, as reflected in the Consolidated Statement of Cash Flows for the years ended December 31, 2008, 2007 and 2006 are summarized as follows:

	2008	2007	2006
	(Dollars in millions)		
Cash provided by (used for):			
Operating activities	$ 3,791	$ 3,911	$ 3,211
Investing activities	(2,023)	(1,782)	(614)
Financing activities	(1,370)	(1,574)	(2,649)
Effect of exchange rate changes on cash	(162)	50	42
Net increase/(decrease) in cash and cash equivalents	$ 236	$ 605	$ (10)

2008 compared with 2007

Cash provided by operating activities decreased by $120 million during 2008 compared with 2007 primarily due to a decrease in accrued liabilities of $475 million (decreased advances from customers and deferred income) and higher cash tax payments of $336 million (most significantly due to the sale of the Consumables Solutions business) partially offset by increased earnings, lower cash payments for asbestos of $121 million, and a decrease in working capital (lower accounts and other receivable offset by higher accounts payable).

Cash used for investing activities increased by $241 million during 2008 compared with 2007 due primarily to higher spending for acquisitions partially offset by higher proceeds from sales of businesses. In 2008, cash paid for acquisitions, net of cash acquired was $2,181 million primarily for Safety Products Holding, Inc. (Norcross) and Metrologic Instruments, Inc. compared to $1,150 million in 2007, primarily for our acquisitions of Dimensions International, Enraf Holding B.V., Hand Held Products, Inc, and Maxon Corporation. Cash proceeds from divestitures were $909 million in 2008, compared to $51 million in 2007 primarily due to the sale of Consumables Solutions.

Cash used for financing activities decreased by $204 million during 2008 compared with 2007 primarily due to a $2,527 million decrease in repurchases of common stock partially offset by decreases in net proceeds from debt (including commercial paper) of $1,797 million and a decrease in proceeds from issuance of common stock primarily related to stock option exercises of $457 million.

2007 compared with 2006

Cash provided by operating activities increased by $700 million during 2007 compared with 2006 primarily due to increased earnings, an increase in accrued liabilities of $349 million (primarily compensation, benefits and other employee related accruals, as well as customer advances and deferred income), a $55 million decrease in repositioning payments partially offset by decreased deferred income tax expense of $118 million and increased working capital usage of $68 million (accounts and other receivables, inventory and accounts payable).

Cash used for investing activities increased by $1,168 million during 2007 compared with 2006 due primarily to higher spending for acquisitions, and lower proceeds from sales of businesses. In 2007, cash paid for acquisitions, net of cash acquired was $1,150 million primarily for Dimensions International, Enraf Holding B.V., Hand Held Products, Inc, and Maxon Corporation, compared to $633 million in 2006, primarily for our acquisitions of First Technologies and Gardiner Groupe. Sale proceeds from divestitures was $51 million in the 2007, compared to $665 million in 2006 primarily due to the sale of Indalex in February 2006 for $425 million, First Technology Safety & Analysis business (FTSA) for $93 million in May 2006 and the sale of First Technology Automotive Business in December 2006 for $90 million.

Cash used for financing activities decreased by $1,075 million during 2007 compared with 2006 primarily due to a $2,620 million increase in net proceeds from debt (including commercial paper and short term borrowings), a $306 million reduction in cash used for payment of debt assumed with acquisitions, and an increase in proceeds from issuance of common stock primarily related to stock option exercises of $207 million; partially offset by increases in repurchases of common stock of $2,090 million.

Liquidity

Each of our businesses is focused on implementing strategies to improve working capital turnover in 2009 to increase operating cash flows. Considering the current economic environment in which each of our businesses operate and our business plans and strategies, including our focus on growth, cost reduction and productivity initiatives, we believe that our cash balances and operating cash flows will remain our principal source of liquidity. In addition to our available cash and operating cash flows, additional sources of liquidity include committed credit lines, short term debt from the commercial paper markets, long-term borrowings, and access to the public debt and equity markets, as well as our ability to sell trade accounts receivables.

A source of liquidity is our ability to issue short-term debt in the commercial paper market. Commercial paper notes are sold at a discount and have a maturity of not more than 270 days from date of issuance. Borrowings under the commercial paper program are available for general corporate purposes as well as for financing potential acquisitions. There was $1,431 million of commercial paper outstanding at December 31, 2008.

Our ability to access the commercial paper market, and the related cost of these borrowings, is affected by the strength of our credit rating and market conditions. Our credit ratings are periodically reviewed by the major independent debt-rating agencies. As of December 31, 2008, Standard and Poor's, Fitch's, and Moody's Rating Services have ratings on our long-term debt of A and A and A2 respectively, and short-term debt of A-1, F1 and P1 respectively, and maintained Honeywell's ratings outlook as "stable". In 2009, we will support our credit rating through debt repayments. To date, the company has not experienced any limitations in our ability to access these sources of liquidity. We maintain $3.8 billion of committed bank revolving credit facilities in support of our commercial paper program, $2.8 billion of which is secured through mid-May 2012.

In May 2007 Honeywell entered into a $2.8 billion Amended and Restated Five-Year Credit Agreement ("Credit Agreement") with a syndicate of banks. Commitments under the Credit Agreement can be increased pursuant to the terms of the Credit Agreement to an aggregated amount not to exceed $3.5 billion. This credit facility contains a $700 million sub-limit for the issuance of letters of credit. The Credit Agreement is maintained for general corporate purposes, including support for the issuance of commercial paper and replaces the previous $2.3 billion five year credit agreement dated April 27, 2006 ("Prior Agreement"). At December 31, 2008, there were no borrowings or letters of credit issued under the credit facility. The Credit Agreement does not restrict Honeywell's ability to pay dividends, nor does it contain financial covenants.

In February 2008, the Company issued $600 million 4.25% Senior Notes due 2013 and $900 million 5.30% Senior Notes due 2018 (collectively, the "Senior Notes"). The Senior Notes are senior unsecured and unsubordinated obligations of Honeywell and rank equally with all of Honeywell's existing and future senior unsecured debt and senior to all of Honeywell's subordinated debt. The offering resulted in gross proceeds of $1.5 billion, offset by $13 million in discount and issuance costs. Proceeds from the Senior Notes were used to repay outstanding commercial paper.

We also have a current shelf registration statement filed with the Securities and Exchange Commission under which we may issue additional debt securities, common stock and preferred stock that may be offered in one or more offerings on terms to be determined at the time of the offering. Net proceeds of any offering would be used for general corporate purposes, including repayment of existing indebtedness, capital expenditures and acquisitions.

We also sell interests in designated pools of trade accounts receivables to third parties. The sold receivables were over-collateralized by $93 million at December 31, 2008 and we retain a subordinated interest in the pool of receivables representing that over-collateralization as well as an undivided interest in the balance of the receivables pools. New receivables are sold under the agreement as previously sold receivables are collected. The retained interests in the receivables are reflected at the amounts expected to be collected by us, and such carrying value approximates the fair value of our retained interests. The sold receivables were $500 million at both December 31, 2008 and 2007.

We monitor the third-party depository institutions that hold our cash and cash equivalents on a daily basis. Our emphasis is primarily on safety of principal and secondarily on maximizing yield on those funds. We diversify our cash and cash equivalents among counterparties to minimize exposure to any one of these entities.

We are also monitoring the ability of our customers to obtain financing in order to mitigate any adverse impact on our revenues, primarily in our long cycle businesses.

In addition to our normal operating cash requirements, our principal future cash requirements will be to fund capital expenditures, debt repayments, dividends, employee benefit obligations, environmental remediation costs, asbestos claims, severance and exit costs related to repositioning actions, share repurchases and any strategic acquisitions.

Specifically, we expect our primary cash requirements in 2009 to be as follows:

- Capital expenditures—we expect to spend approximately $800 million for capital expenditures in 2009 primarily for cost reduction, maintenance, replacement, growth, and production and capacity expansion.
- Debt repayments—there are $1,023 million of scheduled long-term debt maturities in 2009. We expect to refinance some of these maturities in the debt capital markets during 2009 and reduce overall debt balances.
- Share repurchases—Under the Company's previously announced $3.0 billion share repurchase program, $1.3 billion remained available as of December 31, 2008 for additional share repurchases. The amount and timing of repurchases may vary depending on market conditions and the level of operating and other investing activities.
- Dividends—we expect to pay approximately $900 million in dividends on our common stock in 2009, reflecting a 10 percent increase in the 2009 dividend rate.
- Asbestos claims—we expect our cash spending for asbestos claims and our cash receipts for related insurance recoveries to be approximately $171 and $4 million, respectively, in 2009. See Asbestos Matters in Note 21 to the financial statements for further discussion.
- Pension contributions—In 2009, we are not required to make any contributions to our U.S. pension plans to satisfy minimum statutory funding requirements. However, we do plan to make voluntary contributions of Honeywell common stock to the U.S. plan in 2009 totaling approximately $800 million to improve the funded status of our plans. We also expect to make cash contributions to our non-U.S. plans of approximately $140 million in 2009. See Note 22 to the financial statements for further discussion of pension contributions.
- Repositioning actions—we expect that cash spending for severance and other exit costs necessary to execute the previously announced repositioning actions will approximate $250 million in 2009.
- Environmental remediation costs—we expect to spend approximately $330 million in 2009 for remedial response and voluntary clean-up costs. See Environmental Matters in Note 21 to the financial statements for additional information.

We continuously assess the relative strength of each business in our portfolio as to strategic fit, market position, profit and cash flow contribution in order to upgrade our combined portfolio and identify business units that will most benefit from increased investment. We identify acquisition candidates that will further our strategic plan and strengthen our existing core businesses. We also identify businesses that do not fit into our long-term strategic plan based on their market position, relative profitability or growth potential. These businesses are considered for potential divestiture, restructuring or other repositioning actions subject to regulatory constraints. In 2008 and 2007, we realized $909 million and $51 million, respectively, in cash proceeds from sales of non-strategic businesses.

In July 2008, the Company completed the sale of its Consumables Solutions business to B/E Aerospace ("B/E") for $1.05 billion, consisting of approximately $901 million in cash and six million shares of B/E common stock. As discussed in Note 3 to the financial statements, this transaction resulted in a pre-tax gain of $623 million, $417 million net of tax. These proceeds, along with our other sources and uses of liquidity, as discussed above, were utilized to investment in our existing core businesses and fund acquisition activity, share repurchases and dividends.

Based on past performance and current expectations, we believe that our operating cash flows will be sufficient to meet our future cash needs. Our available cash, committed credit lines, access to the public debt and equity markets as well as our ability to sell trade accounts receivables, provide additional sources of short-term and long-term liquidity to fund current operations, debt maturities, and future investment opportunities. Based on our current financial position and expected economic performance, we do not believe that our liquidity will be adversely impacted by an inability to access our sources of financing.

Contractual Obligations and Probable Liability Payments

Following is a summary of our significant contractual obligations and probable liability payments at December 31, 2008:

		Payments by Period			
	Total(6)	2009	2010-2011	2012-2013	Thereafter
	(Dollars in millions)				
Long-term debt, including capitalized leases(1)	$ 6,888	$1,023	$1,642	$1,006	$3,217
Interest payments on long-term debt, including capitalized leases	3,536	383	560	423	2,170
Minimum operating lease payments	1,292	323	427	228	314
Purchase obligations(2)	1,698	798	459	317	124
Estimated environmental liability payments(3)	946	330	300	200	116
Asbestos related liability payments(4)	1,709	171	919	384	235
Asbestos insurance recoveries(5)	(1,033)	(4)	(107)	(118)	(804)
	$15,036	$3,024	$4,200	$2,440	$5,372

(1) Assumes all long-term debt is outstanding until scheduled maturity.

(2) Purchase obligations are entered into with various vendors in the normal course of business and are consistent with our expected requirements.

(3) The payment amounts in the table only reflect the environmental liabilities which are probable and reasonably estimable as of December 31, 2008. See Environmental Matters in Note 21 to the financial statements for additional information.

(4) These amounts are estimates of asbestos related cash payments for NARCO and Bendix based on our asbestos related liabilities which are probable and reasonably estimable as of December 31, 2008. NARCO estimated payments are based on the terms and conditions, including evidentiary requirements, specified in the definitive agreements or agreements in principle and pursuant to Trust Distribution Procedures. Bendix payments are based on our estimate of pending and future claims. Projecting future events is subject to many uncertainties that could cause asbestos

liabilities to be higher or lower than those projected and recorded. See Asbestos Matters in Note 21 to the financial statements for additional information.

(5) These amounts represent probable insurance recoveries through 2018 based on our insurance recoveries that are deemed probable for asbestos related liabilities as of December 31, 2008. See Asbestos Matters in Note 21 to the financial statements for additional information.

(6) The table excludes $671 million of uncertain tax positions. See Note 6 to the financial statements.

The table also excludes our pension and other postretirement benefits (OPEB) obligations. We made voluntary cash contributions of $42, $42 and $68 million to our U.S. pension plans in 2008, 2007 and 2006, respectively. In December 2008, we also made a voluntary contribution of $200 million of Honeywell common stock to our U.S. plans to improve the funded status of our plans which deteriorated during 2008 due to the significant asset losses resulting from the poor performance of the equity markets. During 2009, we plan to make additional voluntary contributions of Honeywell common stock to our U.S. plans totaling approximately $800 million to improve the funded status of our plans. Any additional future plan contributions necessary to satisfy minimum statutory funding requirements are dependent upon actual plan asset returns and interest rates. Assuming that actual plan returns are consistent with our expected plan return of 9 percent in 2009, interest rates remain constant, and there are no additional changes to U.S. pension funding legislation, we expect that we would be required to make contributions to our U.S. pension plans of approximately $360, $700, $1,000 and $800 million in 2010, 2011, 2012 and 2013, respectively, to satisfy minimum statutory funding requirements. We may also make voluntary contributions to our U.S. pension plans from time to time. We also expect to make cash contributions to our non-U.S. plans of approximately $140 million in 2009. Payments due under our OPEB plans are not required to be funded in advance, but are paid as medical costs are incurred by covered retiree populations, and are principally dependent upon the future cost of retiree medical benefits under our plans. We expect our OPEB payments to approximate $204 million in 2009 net of the benefit of approximately $15 million from the Medicare prescription subsidy. See Note 22 to the financial statements for further discussion of our pension and OPEB plans.

Off-Balance Sheet Arrangements

Following is a summary of our off-balance sheet arrangements:

Guarantees—We have issued or are a party to the following direct and indirect guarantees at December 31, 2008:

	Maximum Potential Future Payments
	(Dollars in millions)
Operating lease residual values	$39
Other third parties' financing	4
Unconsolidated affiliates' financing	3
Customer financing	16
	$62

We do not expect that these guarantees will have a material adverse effect on our consolidated results of operations, financial position or liquidity.

In connection with the disposition of certain businesses and facilities we have indemnified the purchasers for the expected cost of remediation of environmental contamination, if any, existing on the date of disposition. Such expected costs are accrued when environmental assessments are made or remedial efforts are probable and the costs can be reasonably estimated.

Retained Interests in Factored Pools of Trade Accounts Receivables—As a source of liquidity, we sell interests in designated pools of trade accounts receivables to third parties. The sold receivables ($500 million at December 31, 2008) are over-collateralized and we retain a subordinated interest in the pool of receivables representing that over-collateralization as well as an undivided interest in the balance of the receivables pools. The over-collateralization provides credit support to the purchasers of the receivable interest by limiting their losses in the event that a portion of the receivables sold becomes uncollectible. At December 31, 2008, our retained subordinated and undivided interests at risk were $93 and $480 million, respectively. Based on the underlying credit quality of the receivables placed into the designated pools of receivables being sold, we do not expect that any losses related to our retained interests at risk will have a material adverse effect on our consolidated results of operations, financial position or liquidity.

Environmental Matters

We are subject to various federal, state, local and foreign government requirements relating to the protection of the environment. We believe that, as a general matter, our policies, practices and procedures are properly designed to prevent unreasonable risk of environmental damage and personal injury and that our handling, manufacture, use and disposal of hazardous substances are in accordance with environmental and safety laws and regulations. However, mainly because of past operations and operations of predecessor companies, we, like other companies engaged in similar businesses, have incurred remedial response and voluntary cleanup costs for site contamination and are a party to lawsuits and claims associated with environmental and safety matters, including past production of products containing hazardous substances. Additional lawsuits, claims and costs involving environmental matters are likely to continue to arise in the future.

With respect to environmental matters involving site contamination, we continually conduct studies, individually or jointly with other potentially responsible parties, to determine the feasibility of various remedial techniques to address environmental matters. It is our policy (see Note 1 to the financial statements) to record appropriate liabilities for environmental matters when remedial efforts or damage claim payments are probable and the costs can be reasonably estimated. Such liabilities are based on our best estimate of the undiscounted future costs required to complete the remedial work. The recorded liabilities are adjusted periodically as remediation efforts progress or as additional technical or legal information becomes available. Given the uncertainties regarding the status of laws, regulations, enforcement policies, the impact of other potentially responsible parties, technology and information related to individual sites, we do not believe it is possible to develop an estimate of the range of reasonably possible environmental loss in excess of our recorded liabilities. We expect to fund expenditures for these matters from operating cash flow. The timing of cash expenditures depends on a number of factors, including the timing of litigation and settlements of remediation liability, personal injury and property damage claims, regulatory approval of cleanup projects, execution timeframe of projects, remedial techniques to be utilized and agreements with other parties.

Remedial response and voluntary cleanup payments were $320, $267 and $264 million in 2008, 2007 and 2006, respectively, and are currently estimated to be approximately $330 million in 2009. We expect to fund such expenditures from operating cash flow.

Remedial response and voluntary cleanup costs charged against pretax earnings were $466, $230 and $218 million in 2008, 2007 and 2006, respectively. At December 31, 2008 and 2007, the recorded liabilities for environmental matters was $946 and $799 million, respectively. In addition, in 2008 and 2007 we incurred operating costs for ongoing businesses of approximately $69 and $81 million, respectively, relating to compliance with environmental regulations.

Although we do not currently possess sufficient information to reasonably estimate the amounts of liabilities to be recorded upon future completion of studies, litigation or settlements, and neither the timing nor the amount of the ultimate costs associated with environmental matters can be determined, they could be material to our consolidated results of operations or operating cash flows in the periods recognized or paid. However, considering our past experience and existing reserves, we do not expect that environmental matters will have a material adverse effect on our consolidated financial position.

See Note 21 to the financial statements for a discussion of our commitments and contingencies, including those related to environmental matters and toxic tort litigation.

Financial Instruments

As a result of our global operating and financing activities, we are exposed to market risks from changes in interest and foreign currency exchange rates and commodity prices, which may adversely affect our operating results and financial position. We minimize our risks from interest and foreign currency exchange rate and commodity price fluctuations through our normal operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. We do not use derivative financial instruments for trading or other speculative purposes and do not use leveraged derivative financial instruments. A summary of our accounting policies for derivative financial instruments is included in Note 1 to the financial statements. We also hold investments in marketable equity securities, which exposes us to market volatility, as discussed in Note 16 to the financial statements.

We conduct our business on a multinational basis in a wide variety of foreign currencies. Our exposure to market risk from changes in foreign currency exchange rates arises from international financing activities between subsidiaries, foreign currency denominated monetary assets and liabilities and anticipated transactions arising from international trade. Our objective is to preserve the economic value of non-functional currency cash flows. We attempt to hedge transaction exposures with natural offsets to the fullest extent possible and, once these opportunities have been exhausted, through foreign currency forward and option agreements with third parties. Our principal currency exposures relate to the U.S. dollar, Euro, British pound, Canadian dollar, Hong Kong dollar, Mexican peso, Swiss franc, Czech koruna, Chinese renminbi, Indian rupee, and Japanese yen.

Our exposure to market risk from changes in interest rates relates primarily to our net debt and pension obligations. As described in Notes 14 and 16 to the financial statements, we issue both fixed and variable rate debt and use interest rate swaps to manage our exposure to interest rate movements and reduce overall borrowing costs.

Financial instruments, including derivatives, expose us to counterparty credit risk for nonperformance and to market risk related to changes in interest or currency exchange rates. We manage our exposure to counterparty credit risk through specific minimum credit standards, diversification of counterparties, and procedures to monitor concentrations of credit risk. Our counterparties are substantial investment and commercial banks with significant experience using such derivative instruments. We monitor the impact of market risk on the fair value and expected future cash flows of our derivative and other financial instruments considering reasonably possible changes in interest and currency exchange rates and restrict the use of derivative financial instruments to hedging activities.

The following table illustrates the potential change in fair value for interest rate sensitive instruments based on a hypothetical immediate one-percentage-point increase in interest rates across all maturities, the potential change in fair value for foreign exchange rate sensitive instruments based on a 10 percent weakening of the U.S. dollar versus local currency exchange rates across all maturities, and the potential change in fair value of contracts hedging commodity purchases based on a 20 percent decrease in the price of the underlying commodity across all maturities at December 31, 2008 and 2007.

	Face or Notional Amount	Carrying Value(1)	Fair Value(1)	Estimated Increase (Decrease) In Fair Value
		(Dollars in millions)		
December 31, 2008				
Interest Rate Sensitive Instruments				
Long-term debt (including current maturities)	$(6,888)	$(6,888)	$(7,082)	$(354)
Interest rate swap agreements	—	—	—	—
Foreign Exchange Rate Sensitive Instruments				
Foreign currency exchange contracts(2)	3,030	(27)	(27)	126
Commodity Price Sensitive Instruments				
Forward commodity contracts(3)	8	(4)	(4)	(1)
December 31, 2007				
Interest Rate Sensitive Instruments				
Long-term debt (including current maturities)	$(5,817)	$(5,837)	$(5,928)	$(281)
Interest rate swap agreements	300	20	20	(45)
Foreign Exchange Rate Sensitive Instruments				
Foreign currency exchange contracts(2)	3,295	4	4	12
Commodity Price Sensitive Instruments				
Forward commodity contracts(3)	8	—	—	(1)

(1) Asset or (liability).

(2) Changes in the fair value of foreign currency exchange contracts are offset by changes in the fair value or cash flows of underlying hedged foreign currency transactions.

(3) Changes in the fair value of forward commodity contracts are offset by changes in the cash flows of underlying hedged commodity transactions.

The above discussion of our procedures to monitor market risk and the estimated changes in fair value resulting from our sensitivity analyses are forward-looking statements of market risk assuming certain adverse market conditions occur. Actual results in the future may differ materially from these estimated results due to actual developments in the global financial markets. The methods used by us to assess and mitigate risk discussed above should not be considered projections of future events.

CRITICAL ACCOUNTING POLICIES

The preparation of our consolidated financial statements in accordance with generally accepted accounting principles is based on the selection and application of accounting policies that require us to make significant estimates and assumptions about the effects of matters that are inherently uncertain. We consider the accounting policies discussed below to be critical to the understanding of our financial statements. Actual results could differ from our estimates and assumptions, and any such differences could be material to our consolidated financial statements.

We have discussed the selection, application and disclosure of these critical accounting policies with the Audit Committee of our Board of Directors and our Independent Registered Public Accountants. New accounting standards effective in 2008 which had a material impact on our consolidated financial statements are described in the Recent Accounting Pronouncements section in Note 1 to the financial statements.

Contingent Liabilities—We are subject to a number of lawsuits, investigations and claims (some of which involve substantial dollar amounts) that arise out of the conduct of our global business operations or those of previously owned entities. These contingencies primarily relate to product liabilities (including asbestos), contractual matters, and environmental, health and safety matters. We recognize a liability for any contingency that is probable of occurrence and reasonably estimable. We continually assess the likelihood of any adverse judgments or outcomes to our contingencies, as well as potential amounts or ranges of probable losses, and recognize a liability, if any, for these contingencies based on a careful analysis of each matter with the assistance of outside legal counsel and, if applicable, other experts. Such analysis includes making judgments concerning matters such as the costs associated with environmental matters, the outcome of negotiations, the number and cost of pending and future asbestos claims, and the impact of evidentiary requirements. Because most contingencies are resolved over long periods of time, liabilities may change in the future due to new developments (including new discovery of fact, changes in legislation and outcomes of similar cases through the judicial system), changes in assumptions or changes in our settlement strategy. For a discussion of our contingencies related to environmental, asbestos and other matters, including management's judgment applied in the recognition and measurement of specific liabilities, see Notes 1 and 21 to the financial statements.

Asbestos Related Contingencies and Insurance Recoveries—We are a defendant in personal injury actions related to products containing asbestos (refractory and friction products). We recognize a liability for any asbestos related contingency that is probable of occurrence and reasonably estimable. Regarding North American Refractories Company (NARCO) asbestos related claims, we accrue for pending claims based on terms and conditions, including evidentiary requirements, in definitive agreements or agreements in principle with current claimants. We also accrued for the probable value of future NARCO asbestos related claims through 2018 based on the disease criteria and payment values contained in the NARCO trust as described in Note 21 to the financial statements. In light of the inherent uncertainties in making long term projections regarding claims filing rates and disease manifestation, we do not believe that we have a reasonable basis for estimating NARCO asbestos claims beyond 2018 under Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies" (SFAS No. 5). Regarding Bendix asbestos related claims, we accrue for the estimated value of pending claims based on expected claim resolution values and historic dismissal rates. We also accrue for the estimated cost of future anticipated claims related to Bendix for the next five years based on our assessment of additional claims that may be brought against us and anticipated resolution values in the tort system. We value Bendix pending and future claims using the average resolution values for the previous three years. We will continue to update the expected resolution values used to estimate the cost of pending and future Bendix claims during the fourth quarter each year. For additional information see Note 21 to the financial statements. We continually assess the likelihood of any adverse judgments or outcomes to our contingencies, as well as potential ranges of probable losses and recognize a liability, if any, for these contingencies based on an analysis of each individual issue with the assistance of outside legal counsel and, if applicable, other experts.

In connection with the recognition of liabilities for asbestos related matters, we record asbestos related insurance recoveries that are deemed probable. In assessing the probability of insurance recovery, we make judgments concerning insurance coverage that we believe are reasonable and consistent with our historical experience with our insurers, our knowledge of any pertinent solvency issues surrounding insurers, various judicial determinations relevant to our insurance programs and our consideration of the impacts of any settlements with our insurers. At December 31, 2008, we have recorded insurance receivables of $877 million that can be specifically allocated to NARCO related asbestos liabilities. We also have $1.9 billion in coverage remaining for Bendix related asbestos liabilities although there are gaps in our coverage due to insurance company insolvencies, certain uninsured periods and insurance settlements. Our insurance is with both the domestic insurance market and the London excess market. While the substantial majority of our insurance carriers are solvent, some of our individual carriers are insolvent, which has been considered in our analysis of probable recoveries. Projecting future events is subject to various uncertainties that could cause the insurance recovery on asbestos related liabilities to be higher or lower than that projected and recorded. Given the inherent uncertainty in making future projections, we reevaluate our projections concerning our probable insurance recoveries in light of any changes to the projected liability, our recovery experience or other relevant factors that may impact future insurance recoveries. See Note 21 to the financial statements for a discussion of management's judgments applied in the recognition and measurement of insurance recoveries for asbestos related liabilities.

Defined Benefit Pension Plans—We maintain defined benefit pension plans covering a majority of our employees and retirees. For financial reporting purposes, net periodic pension expense is calculated based upon a number of actuarial assumptions, including a discount rate for plan obligations and an expected long-term rate of return on plan assets. We determine the expected long-term rate of return on plan assets utilizing historic and expected plan asset returns over varying long-term periods combined with current market conditions and broad asset mix considerations (see Note 22 to the financial statements for actual and targeted asset allocation percentages for our pension plans). The discount rate reflects the market rate on December 31 (measurement date) for high-quality fixed-income investments with maturities corresponding to our benefit obligations and is subject to change each year. Further information on all our major actuarial assumption is included in Note 22 to the financial statements.

The key assumptions used in developing our 2008, 2007 and 2006 net periodic pension expense for our U.S. plans included the following:

	2008	2007	2006
Discount rate	6.50%	6.00%	5.75%
Assets:			
Expected rate of return	9%	9%	9%
Actual rate of return	(29%)	9%	14%
Actual 10 year average annual compounded rate of return	4%	9%	10%

The discount rate can be volatile from year to year because it is determined based upon prevailing interest rates as of the measurement date. We will use a 6.95 percent discount rate in 2009, reflecting the increase in the market interest rate environment since December 31, 2007. We plan to continue to use an expected rate of return on plan assets of 9 percent for 2009 based principally on our historical experience of actual plan returns. The net losses for our pension plans were $6.0 billion at December 31, 2008 compared with $1.7 billion at December 31, 2007. This increase of $4.3 billion is due primarily to asset losses in our U.S. plans in 2008 due to the poor performance of the equity markets throughout 2008. The net losses at December 31, 2008 principally result from actual plan asset returns below expected rates of return in 2008 and from the decline each year in the discount rate for the period 2002 through 2006. Since our adoption of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans (SFAS No. 158) as of December 31, 2006 which is discussed in detail in Notes 1 and 22 to the financial statements such losses have been recognized as a component of other comprehensive income (loss), net of tax. In the future we will continue to systematically recognize such net losses in net periodic pension expense in accordance with Statement of Financial Accounting Standards No. 87, "Employers Accounting for Pensions" (SFAS No. 87). Under SFAS No. 87, we use the market-related value of plan assets reflecting changes in the fair value of plan assets over a three-year period. Further, net losses in excess of 10 percent of the greater of the market-related value of plan assets or the plans' projected benefit obligation (the corridor) are recognized over a six-year period.

Changes in net periodic pension expense may occur in the future due to changes in our expected rate of return on plan assets and discount rate resulting from economic events. The following table highlights the sensitivity of our U.S. pension obligations and expense to changes in these assumptions, assuming all other assumptions remain constant:

Change in Assumption	Impact on Annual Pension Expense	Impact on PBO
0.25 percentage point decrease in discount rate	Increase $50 million	Increase $303 million
0.25 percentage point increase in discount rate	Decrease $50 million	Decrease $295 million
0.25 percentage point decrease in expected rate of return on assets	Increase $29 million	—
0.25 percentage point increase in expected rate of return on assets	Decrease $29 million	—

Net periodic pension expense for our pension plans is expected to be approximately $170 million in 2009, a $193 million increase from 2008 due principally to an increase in the amortization of net losses in our U.S. plans. The increase in the amortization of net losses results principally from asset losses due to the poor performance of the equity markets throughout 2008.

In 2008, 2007 and 2006 we were not required to make contributions to satisfy minimum statutory funding requirements in our U.S. pension plans. However, we made voluntary cash contributions of $42, $42 and $68 million to our U.S. pension plans in 2008, 2007 and 2006, respectively, for government contracting purposes. In December 2008, we also made a voluntary contribution of $200 million of Honeywell common stock to our U.S. plans to improve the funded status of our plans which deteriorated during 2008 due to the significant asset losses resulting from the poor performance of the equity markets. During 2009, we plan to make additional voluntary contributions of Honeywell common stock to our U.S. plans totaling approximately $800 million to improve the funded status of our plans. Any additional future plan contributions necessary to satisfy minimum statutory funding requirements are dependent upon actual plan asset returns and interest rates. Assuming that actual plan returns are consistent with our expected plan return of 9 percent in 2009, interest rates remain constant, and there are no additional changes to U.S. pension funding legislation, we expect that we would be required to make contributions to our U.S. pension plans of approximately $360, $700, $1,000 and $800 million in 2010, 2011, 2012 and 2013, respectively, to satisfy minimum statutory funding requirements. We also expect to contribute approximately $140 million in cash in 2009 to our non-U.S. defined benefit pension plans to satisfy regulatory funding standards.

Long-Lived Assets (including Tangible and Definite-Lived Intangible Assets)—To conduct our global business operations and execute our business strategy, we acquire tangible and intangible assets, including property, plant and equipment and definite-lived intangible assets. At December 31, 2008, the net carrying amount of these long-lived assets totaled $6.8 billion. The determination of useful lives (for depreciation/amortization purposes) and whether or not these assets are impaired involves the use of accounting estimates and assumptions, changes in which could materially impact our financial condition or operating performance if actual results differ from such estimates and assumptions. We periodically evaluate the recoverability of the carrying amount of our long-lived assets whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset group may not be fully recoverable. The principal factors we consider in deciding when to perform an impairment review are as follows:

- significant under-performance (i.e., declines in sales, earnings or cash flows) of a business or product line in relation to expectations;
- annual operating plans or five-year strategic plans that indicate an unfavorable trend in operating performance of a business or product line;
- significant negative industry or economic trends; and
- significant changes or planned changes in our use of the assets.

Once it is determined that an impairment review is necessary, recoverability of assets is measured by comparing the carrying amount of the asset grouping to the estimated future undiscounted cash flows. If the carrying amount exceeds the estimated future undiscounted cash flows, the asset grouping is considered to be impaired. The impairment is then measured as the difference between the carrying amount of the asset grouping and its fair value. We use the best information available to determine fair value, which are usually either market prices (if available) or an estimate of the future discounted cash flow. The key estimates in our discounted cash flow analysis include expected industry growth rates, our assumptions as to volume, selling prices and costs, and the discount rate selected. As described in more detail in the repositioning and other charges section of our MD&A, we have recorded impairment charges related to long-lived assets of $78 and $23 million in 2008 and 2007, respectively, principally related to manufacturing plant and equipment in facilities scheduled to close or be downsized and certain administrative facilities and information technology equipment in our Corporate segment.

Goodwill Impairment Testing—Goodwill represents the excess of acquisition costs over the fair value of the net tangible assets and identifiable intangible assets acquired in a business combination. Goodwill is not amortized, but is subject to impairment testing. Our Goodwill balance, $10.2 billion as of December 31, 2008, is subject to impairment testing annually as of March 31, or whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable, using the guidance and criteria described in Statement of Financial Accounting Standards No. 142, (SFAS No. 142) "Goodwill and Other Intangible Assets". This testing compares carrying values to fair values and, when appropriate, the carrying value is reduced to fair value. The fair value of our reporting units is estimated utilizing a discounted cash flow approach incorporating historic and projected future operating performance. This impairment test involves the use of accounting estimates and assumptions, changes in which could materially impact our financial condition or operating performance if actual results differ from such estimates and assumptions. We completed our annual impairment test as of March 31, 2008 and determined that there was no impairment as of that date.

Income Taxes—Deferred tax assets and liabilities are determined based on the difference between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Our provision for income taxes is based on domestic and international statutory income tax rates and tax planning opportunities in the jurisdictions in which we operate. Significant judgment is required in determining income tax provisions as well as deferred tax asset and liability balances, including the estimation of valuation allowances and the evaluation of tax positions.

As of December 31, 2008, we recognized a net deferred tax asset of $2,762 million, less a valuation allowance of $445 million. Net deferred tax assets are primarily comprised of net deductible temporary differences, net operating loss carryforwards and tax credit carryforwards that are available to reduce taxable income in future periods. The determination of the amount of valuation allowance to be provided on recorded deferred tax assets involves estimates regarding (1) the timing and amount of the reversal of taxable temporary differences, (2) expected future taxable income, and (3) the impact of tax planning strategies. A valuation allowance is required when it is more likely than not that all or a portion of a deferred tax asset will not be realized. In assessing the need for a valuation allowance, we consider all available positive and negative evidence, including past operating results, projections of future taxable income and the feasibility of ongoing tax planning strategies. The projections of future taxable income include a number of estimates and assumptions regarding our volume, pricing and costs. Additionally, valuation allowances related to deferred tax assets can be impacted by changes to tax laws.

Our net deferred tax asset of $2,762 million is comprised of $2,267 million related to U.S. operations and $495 million related to non-U.S. operations. The U.S. net deferred tax asset of $2,267 million is comprised of net deductible temporary differences, tax credit carryforwards and state tax net operating losses which we believe will more likely than not be realized through the generation of future taxable income in the U.S. and tax planning strategies. We maintain a valuation allowance of $6 million against such asset related to state net operating losses. The non-U.S. net deferred tax asset of $495 million is comprised principally of net operating and capital loss carryforwards, mainly in Germany, France and the United Kingdom. We maintain a valuation allowance of $439 million against these deferred tax assets reflecting our historical experience and lower expectations of taxable income over the applicable carryforward periods. As more fully described in Note 6 to the financial statements, our valuation allowance decreased by $45 million and $26 million in 2008 and 2007, respectively, and increased by $39 in 2006. In the event we determine that we will not be able to realize our net deferred tax assets in the future, we will reduce such amounts through a charge to income in the period such determination is made. Conversely, if we determine that we will be able to realize net deferred tax assets in excess of the carrying amounts, we will decrease the recorded valuation allowance through a credit to income in the period that such determination is made.

Significant judgment is required in determining income tax provisions under Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (SFAS No. 109) and in evaluating tax positions. We establish additional provisions for income taxes when, despite the belief that tax positions are fully supportable, there remain certain positions that do not meet the minimum probability threshold, as defined by FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement 109" ("FIN 48"), which is a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority. In the normal course of business, the Company and its subsidiaries are examined by various Federal, State and foreign tax authorities. We regularly assess the potential outcomes of these examinations and any future examinations for the current or prior years in determining the adequacy of our provision for income taxes. We continually assess the likelihood and amount of potential adjustments and adjust the income tax provision, the current tax liability and deferred taxes in the period in which the facts that give rise to a revision become known.

Sales Recognition on Long-Term Contracts—In 2008, we recognized approximately 13 percent of our total net sales using the percentage-of-completion method for long-term contracts in our

Automation and Control Solutions, Aerospace and Specialty Materials segments. These long-term contracts are measured on the cost-to-cost basis for engineering-type contracts and the units-of-delivery basis for production-type contracts. Accounting for these contracts involves management judgment in estimating total contract revenue and cost. Contract revenues are largely determined by negotiated contract prices and quantities, modified by our assumptions regarding contract options, change orders, incentive and award provisions associated with technical performance and price adjustment clauses (such as inflation or index-based clauses). Contract costs are incurred over a period of time, which can be several years, and the estimation of these costs requires management judgment. Cost estimates are largely based on negotiated or estimated purchase contract terms, historical performance trends and other economic projections. Significant factors that influence these estimates include inflationary trends, technical and schedule risk, internal and subcontractor performance trends, business volume assumptions, asset utilization, and anticipated labor agreements. Revenue and cost estimates are regularly monitored and revised based on changes in circumstances. Anticipated losses on long-term contracts are recognized when such losses become evident. We maintain financial controls over the customer qualification, contract pricing and estimation processes to reduce the risk of contract losses.

OTHER MATTERS

Litigation

See Note 21 to the financial statements for a discussion of environmental, asbestos and other litigation matters.

Recent Accounting Pronouncements

See Note 1 to the financial statements for a discussion of recent accounting pronouncements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Information relating to market risk is included in Item 7. Management Discussion and Analysis of Financial Condition and Results of Operations under the caption "Financial Instruments".

Item 8. Financial Statements and Supplementary Data

HONEYWELL INTERNATIONAL INC.

CONSOLIDATED STATEMENT OF OPERATIONS

	Years Ended December 31,		
	2008	2007	2006
	(Dollars in millions, except per share amounts)		
Product sales	$29,212	$27,805	$25,165
Service sales	7,344	6,784	6,202
Net sales	36,556	34,589	31,367
Costs, expenses and other			
Cost of products sold	23,043	21,629	19,649
Cost of services sold	4,951	4,671	4,447
	27,994	26,300	24,096
Selling, general and administrative expenses	5,033	4,565	4,210
Other (income)/expense	(728)	(53)	(111)
Interest and other financial charges	456	456	374
	32,755	31,268	28,569
Income from continuing operations before taxes	3,801	3,321	2,798
Tax expense	1,009	877	720
Income from continuing operations	2,792	2,444	2,078
Income from discontinued operations, net of taxes	—	—	5
Net income	$ 2,792	$ 2,444	$ 2,083
Earnings (loss) per share of common stock—basic:			
Income from continuing operations	$ 3.79	$ 3.20	$ 2.53
Income from discontinued operations	—	—	0.01
Net income	$ 3.79	$ 3.20	$ 2.54
Earnings (loss) per share of common stock—assuming dilution:			
Income from continuing operations	$ 3.76	$ 3.16	$ 2.51
Income from discontinued operations	—	—	0.01
Net income	$ 3.76	$ 3.16	$ 2.52

The Notes to Financial Statements are an integral part of this statement.

HONEYWELL INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEET

	December 31, 2008	December 31, 2007
	(Dollars in millions)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 2,065	$ 1,829
Accounts, notes and other receivables	6,129	6,387
Inventories	3,848	3,861
Deferred income taxes	922	1,241
Other current assets	299	367
Total current assets	13,263	13,685
Investments and long-term receivables	670	500
Property, plant and equipment—net	4,934	4,985
Goodwill	10,185	9,175
Other intangible assets—net	2,267	1,498
Insurance recoveries for asbestos related liabilities	1,029	1,086
Deferred income taxes	2,135	637
Prepaid pension benefit cost	62	1,256
Other assets	945	983
Total assets	$35,490	$33,805
LIABILITIES		
Current liabilities:		
Accounts payable	$ 3,773	$ 3,962
Short-term borrowings	56	64
Commercial paper	1,431	1,756
Current maturities of long-term debt	1,023	418
Accrued liabilities	6,006	5,741
Total current liabilities	12,289	11,941
Long-term debt	5,865	5,419
Deferred income taxes	698	734
Postretirement benefit obligations other than pensions	1,799	2,025
Asbestos related liabilities	1,538	1,405
Other liabilities	6,114	3,059
CONTINGENCIES		
SHAREOWNERS' EQUITY		
Capital—common stock—Authorized 2,000,000,000 shares (par value $1 per share):		
—issued 957,599,900 shares	958	958
—additional paid-in capital	3,994	4,014
Common stock held in treasury, at cost:		
2008—223,013,668 shares; 2007—211,046,037 shares	(10,206)	(9,479)
Accumulated other comprehensive income (loss)	(3,809)	(544)
Retained earnings	16,250	14,273
Total shareowners' equity	7,187	9,222
Total liabilities and shareowners' equity	$35,490	$33,805

The Notes to Financial Statements are an integral part of this statement.

HONEYWELL INTERNATIONAL INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

	Years Ended December 31,		
	2008	2007	2006
	(Dollars in millions)		
Cash flows from operating activities:			
Net income	$ 2,792	$ 2,444	$ 2,083
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	903	837	794
Gain on sale of non-strategic businesses and assets	(635)	(19)	(30)
Repositioning and other charges	1,012	543	483
Payments of repositioning and other charges	(446)	(504)	(559)
Pension and other postretirement expense	113	322	459
Pension and other postretirement benefit payments	(214)	(300)	(353)
Stock option expense	128	65	77
Deferred income taxes	115	332	450
Excess tax benefits from share based payment arrangements	(21)	(86)	(31)
Other	81	180	50
Changes in assets and liabilities, net of the effects of acquisitions and divestitures:			
Accounts, notes and other receivables	392	(467)	(573)
Inventories	(161)	(183)	(128)
Other current assets	25	17	(11)
Accounts payable	(152)	397	516
Accrued liabilities	(141)	333	(16)
Net cash provided by operating activities	3,791	3,911	3,211
Cash flows from investing activities:			
Expenditures for property, plant and equipment	(884)	(767)	(733)
Proceeds from disposals of property, plant and equipment	53	98	87
Increase in investments	(6)	(20)	—
Decrease in investments	18	6	—
Cash paid for acquisitions, net of cash acquired	(2,181)	(1,150)	(633)
Proceeds from sales of businesses, net of fees paid	909	51	665
Other	68	—	—
Net cash (used for) investing activities	(2,023)	(1,782)	(614)
Cash flows from financing activities:			
Net (decrease)/increase in commercial paper	(325)	1,078	(86)
Net (decrease) in short-term borrowings	(1)	(3)	(224)
Payment of debt assumed with acquisitions	—	(40)	(346)
Proceeds from issuance of common stock	146	603	396
Proceeds from issuance of long-term debt	1,487	1,885	1,239
Payments of long-term debt	(428)	(430)	(1,019)
Excess tax benefits from share based payment arrangements	21	86	31
Repurchases of common stock	(1,459)	(3,986)	(1,896)
Cash dividends paid on common stock	(811)	(767)	(744)
Net cash (used for) financing activities	(1,370)	(1,574)	(2,649)
Effect of foreign exchange rate changes on cash and cash equivalents	(162)	50	42
Net increase/(decrease) in cash and cash equivalents	236	605	(10)
Cash and cash equivalents at beginning of period	1,829	1,224	1,234
Cash and cash equivalents at end of period	$ 2,065	$ 1,829	$ 1,224

The Notes to Financial Statements are an integral part of this statement.

HONEYWELL INTERNATIONAL INC.
CONSOLIDATED STATEMENT OF SHAREOWNERS' EQUITY

	Common Stock Issued		Additional Paid-in Capital	Common Stock Held in Treasury		Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareowners' Equity
	Shares	Amount		Shares	Amount			
	(In millions, except per share amounts)							
Balance at December 31, 2005	957.6	$958	$3,626	(128.1)	$ (5,027)	$ (25)	$11,230	$10,762
Net income							2,083	2,083
Foreign exchange translation adjustments						233		233
Change in fair value of effective cash flow hedges						(3)		(3)
Minimum pension liability adjustment						196		196
Other Comprehensive Income (Loss)								2,509
Pension and other postretirement benefits (including related tax benefits of $912)						(1,708)		(1,708)
Common stock issued for employee savings and option plans (including related tax benefits of $31)			29	16.2	573			602
Stock based compensation expense			77					77
Reclassification to equity of obligations settled in stock			112					112
Repurchases of common stock				(45.4)	(1,896)			(1,896)
Dividends on common stock ($0.9075 per share)							(750)	(750)
Other owner changes			1	.3	11			12
Balance at December 31, 2006	957.6	958	3,845	(157.0)	(6,339)	(1,307)	12,563	9,720
Net income							2,444	2,444
Foreign exchange translation adjustments						248		248
Pension and other postretirement benefits (including related tax benefits of $285)						518		518
Change in fair value of effective cash flow hedges						(3)		(3)
Other Comprehensive Income (Loss)								3,207
Common stock issued for employee savings and option plans (including related tax benefits of $101)			101	20.0	837			938
Stock based compensation expense			65					65
Repurchases of common stock				(74.2)	(3,987)			(3,987)
Uncertain tax positions							33	33
Dividends on common stock ($1.00 per share)							(767)	(767)
Other owner changes			3	.2	10			13
Balance at December 31, 2007	957.6	958	4,014	(211.0)	(9,479)	(544)	14,273	9,222
Net income							2,792	2,792
Foreign exchange translation adjustments						(614)		(614)
Pension and other postretirement benefits (including related tax benefits of $1,583)						(2,576)		(2,576)
Change in fair value of effective cash flow hedges						(24)		(24)
Change in fair value of available for sale investments						(51)		(51)
Other Comprehensive Income (Loss)								(473)
Common stock issued for employee savings and option plans (including related tax benefits of $28)			21	9.0	427			448
Common stock contributed to pension plans			(90)	6.1	290			200
Stock based compensation expense			51					51
Repurchases of common stock				(27.4)	(1,459)			(1,459)
Dividends on common stock ($1.10 per share)							(815)	(815)
Other owner changes			(2)	.3	15			13
Balance at December 31, 2008	957.6	$958	$3,994	223.0	$(10,206)	$(3,809)	$16,250	$ 7,187

The Notes to Financial Statements are an integral part of this statement.

(Dollars in millions, except per share amounts)

Note 1—Summary of Significant Accounting Policies

Accounting Principles—The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America. The following is a description of the significant accounting policies of Honeywell International Inc.

Principles of Consolidation—The consolidated financial statements include the accounts of Honeywell International Inc. and all of its subsidiaries and entities in which a controlling interest is maintained. Our consolidation policy requires the consolidation of entities where a controlling financial interest is obtained as well as consolidation of variable interest entities in which we bear a majority of the risk to the entities' potential losses or stand to gain from a majority of the entities' expected returns. All intercompany transactions and balances are eliminated in consolidation.

Cash and Cash Equivalents—Cash and cash equivalents include cash on hand and on deposit and highly liquid, temporary cash investments with an original maturity of three months or less.

Inventories—Inventories are valued at the lower of cost or market using the first-in, first-out or the average cost method and the last-in, first-out (LIFO) method for certain qualifying domestic inventories.

Investments—Investments in affiliates over which we have a significant influence, but not a controlling interest, are accounted for using the equity method of accounting. Other investments are carried at market value, if readily determinable, or at cost. All equity investments are periodically reviewed to determine if declines in fair value below cost basis are other-than-temporary. Significant and sustained decreases in quoted market prices or a series of historic and projected operating losses by investees are strong indicators of other-than-temporary declines. If the decline in fair value is determined to be other-than-temporary, an impairment loss is recorded and the investment is written down to a new carrying value.

Property, Plant and Equipment—Property, plant and equipment are recorded at cost, including any asset retirement obligations, less accumulated depreciation. For financial reporting, the straight-line method of depreciation is used over the estimated useful lives of 10 to 50 years for buildings and improvements and 2 to 16 years for machinery and equipment. Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" (SFAS No. 143) and FASB Interpretation No. 47 ("FIN 47") require recognition of the fair value of obligations associated with the retirement of tangible long-lived assets when there is a legal obligation to incur such costs. Upon initial recognition of a liability, the cost is capitalized as part of the related long-lived asset and depreciated over the corresponding asset's useful life. See Note 11 and Note 17 for additional details.

Goodwill and Indefinite-Lived Intangible Assets—Goodwill represents the excess of acquisition costs over the fair value of tangible net assets and identifiable intangible assets of businesses acquired. Goodwill and certain other intangible assets deemed to have indefinite lives are not amortized. Intangible assets determined to have definite lives are amortized over their useful lives. Goodwill and indefinite lived intangible assets are subject to impairment testing annually as of March 31, or whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable, using the guidance and criteria described in Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets". This testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. We completed our annual goodwill impairment test as of March 31, 2008 and determined that there was no impairment as of that date. See Note 12 for additional details on goodwill balances.

Other Intangible Assets with Determinable Lives—Other intangible assets with determinable lives consist of customer lists, technology, patents and trademarks and other intangibles and are amortized over their estimated useful lives, ranging from 2 to 24 years.

Long-Lived Assets—We periodically evaluate the recoverability of the carrying amount of long-lived assets (including property, plant and equipment and intangible assets with determinable lives) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. We evaluate events or changes in circumstances based on a number of factors including operating results, business plans and forecasts, general and industry trends and, economic projections and anticipated cash flows. An impairment is assessed when the undiscounted expected future cash flows derived from an asset are less than its carrying amount. Impairment losses are measured as the amount by which the carrying value of an asset exceeds its fair value and are recognized in earnings. We also continually evaluate the estimated useful lives of all long-lived assets and periodically revise such estimates based on current events.

Sales Recognition—Product and service sales are recognized when persuasive evidence of an arrangement exists, product delivery has occurred or services have been rendered, pricing is fixed or determinable, and collection is reasonably assured. Service sales, principally representing repair, maintenance and engineering activities in our Aerospace and Automation and Control Solutions segments, are recognized over the contractual period or as services are rendered. Sales under long-term contracts in the Aerospace and Automation and Control Solutions segments are recorded on a percentage-of-completion method measured on the cost-to-cost basis for engineering-type contracts and the units-of-delivery basis for production-type contracts. Provisions for anticipated losses on long-term contracts are recorded in full when such losses become evident. Revenues from contracts with multiple element arrangements are recognized as each element is earned based on the relative fair value of each element provided the delivered elements have value to customers on a standalone basis. Amounts allocated to each element are based on its objectively determined fair value, such as the sales price for the product or service when it is sold separately or competitor prices for similar products or services.

Allowance for Doubtful Accounts—We maintain allowances for doubtful accounts for estimated losses as a result of customer's inability to make required payments. We estimate anticipated losses from doubtful accounts based on days past due, as measured from the contractual due date, historical collection history and incorporate changes in economic conditions that may not be reflected in historical trends for example, customers in bankruptcy, liquidation or reorganization. Receivables are written-off against the allowance for doubtful accounts when they are determined uncollectible. Such determination includes analysis and consideration of the particular conditions of the account, including time intervals since last collection, success of outside collection agencies activity, solvency of customer and any bankruptcy proceedings.

Environmental Expenditures—Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and that do not provide future benefits, are expensed as incurred. Liabilities are recorded when environmental remedial efforts or damage claim payments are probable and the costs can be reasonably estimated. Such liabilities are based on our best estimate of the undiscounted future costs required to complete the remedial work. The recorded liabilities are adjusted periodically as remediation efforts progress or as additional technical, regulatory or legal information becomes available. Given the uncertainties regarding the status of laws, regulations, enforcement policies, the impact of other potentially responsible parties, technology and information related to individual sites, we do not believe it is possible to develop an estimate of the range of reasonably possible environmental loss in excess of our recorded liabilities.

Asbestos Related Contingencies and Insurance Recoveries—Honeywell is a defendant in personal injury actions related to products containing asbestos (refractory and friction products). We recognize a liability for any asbestos related contingency that is probable of occurrence and reasonably estimable. Regarding North American Refractories Company (NARCO) asbestos related claims, we accrue for pending claims based on terms and conditions, including evidentiary requirements, in definitive agreements or agreements in principle with current claimants. We also accrue for the probable value of future NARCO asbestos related claims through 2018 based on the disease criteria and payment values contained in the NARCO trust as described in Note 21. In light of the inherent

(Dollars in millions, except per share amounts)

uncertainties in making long term projections regarding claims filing rates and disease manifestation, we do not believe that we have a reasonable basis for estimating NARCO asbestos claims beyond 2018 under Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies" (SFAS No. 5). Regarding Bendix asbestos related claims, we accrue for the estimated value of pending claims based on expected claim resolution values and historic dismissal rates. We also accrue for the estimated cost of future anticipated claims related to Bendix for the next five years based on our assessment of additional claims that may be brought against us and anticipated resolution values in the tort system. We value Bendix pending and future claims using average resolution values for the previous three years. We will continue to update the expected resolution values used to estimate the cost of pending and future Bendix claims during the fourth quarter each year. For additional information see Note 21. We continually assess the likelihood of any adverse judgments or outcomes to our contingencies, as well as potential ranges of probable losses and recognize a liability, if any, for these contingencies based on an analysis of each individual issue with the assistance of outside legal counsel and, if applicable, other experts.

In connection with the recognition of liabilities for asbestos related matters, we record asbestos related insurance recoveries that are deemed probable. In assessing the probability of insurance recovery, we make judgments concerning insurance coverage that we believe are reasonable and consistent with our historical experience with our insurers, our knowledge of any pertinent solvency issues surrounding insurers, various judicial determinations relevant to our insurance programs and our consideration of the impacts of any settlements with our insurers.

Aerospace Sales Incentives—We provide sales incentives to commercial aircraft manufacturers and airlines in connection with their selection of our aircraft equipment, predominately wheel and braking system hardware and auxiliary power units, for installation on commercial aircraft. These incentives principally consist of free or deeply discounted products, but also include credits for future purchases of product and upfront cash payments. These costs are recognized in the period incurred as cost of products sold or as a reduction to sales, as appropriate. For aircraft manufacturers, incentives are recorded when the products are delivered; for airlines, incentives are recorded when the associated aircraft are delivered by the aircraft manufacturer to the airline.

Research and Development—Research and development costs for company-sponsored research and development projects are expensed as incurred. Such costs are principally included in Cost of Products Sold and were $1,543, $1,459 and $1,411 million in 2008, 2007 and 2006, respectively.

Stock-Based Compensation Plans—The principal awards issued under our stock-based compensation plans, which are described in Note 20, include non-qualified stock options and restricted stock units (RSUs). The cost for such awards is measured at the grant date based on the fair value of the award. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods (generally the vesting period of the equity award) and is included in selling, general and administrative expense in our Consolidated Statement of Operations. SFAS No. 123 (revised 2004), "Share-Based Payment" (SFAS No. 123R) requires forfeitures to be estimated at the time of grant in order to estimate the portion of the award that will ultimately vest. The estimate is based on our historical rates of forfeiture.

Pension and Other Postretirement Benefits—We sponsor both funded and unfunded U.S. and non-U.S. defined benefit pension plans covering the majority of our employees and retirees. We also sponsor postretirement benefit plans that provide health care benefits and life insurance coverage to eligible retirees. For our U.S. defined benefit pension plans we use the market-related value of plan assets reflecting changes in the fair value of plan assets over a three-year period. Further, net actuarial (gains) or losses in excess of 10 percent of the greater of the market-related value of plan assets or the plans' projected benefit obligation (the corridor) are recognized over a six-year period. We adopted

SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" (SFAS No. 158) as of December 31, 2006. See Note 22 for additional disclosures.

Foreign Currency Translation—Assets and liabilities of subsidiaries operating outside the United States with a functional currency other than U.S. dollars are translated into U.S. dollars using year-end exchange rates. Sales, costs and expenses are translated at the average exchange rates in effect during the year. Foreign currency translation gains and losses are included as a component of Accumulated Other Comprehensive Income (Loss). For subsidiaries operating in highly inflationary environments, inventories and property, plant and equipment, including related expenses, are remeasured at the exchange rate in effect on the date the assets were acquired, while monetary assets and liabilities are remeasured at year-end exchange rates. Remeasurement adjustments for these subsidiaries are included in earnings.

Derivative Financial Instruments—As a result of our global operating and financing activities, we are exposed to market risks from changes in interest and foreign currency exchange rates and commodity prices, which may adversely affect our operating results and financial position. We minimize our risks from interest and foreign currency exchange rate and commodity price fluctuations through our normal operating and financing activities and, when deemed appropriate through the use of derivative financial instruments. Derivative financial instruments are used to manage risk and are not used for trading or other speculative purposes and we do not use leveraged derivative financial instruments. Derivative financial instruments used for hedging purposes must be designated and effective as a hedge of the identified risk exposure at the inception of the contract. Accordingly, changes in fair value of the derivative contract must be highly correlated with changes in fair value of the underlying hedged item at inception of the hedge and over the life of the hedge contract.

All derivatives are recorded on the balance sheet as assets or liabilities and measured at fair value. For derivatives designated as hedges of the fair value of assets or liabilities, the changes in fair values of both the derivatives and the hedged items are recorded in current earnings. For derivatives designated as cash flow hedges, the effective portion of the changes in fair value of the derivatives are recorded in Accumulated Other Comprehensive Income (Loss) and subsequently recognized in earnings when the hedged items impact earnings. Cash flows of such derivative financial instruments are classified consistent with the underlying hedged item.

Transfers of Financial Instruments—Sales, transfers and securitization of financial instruments are accounted for under Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". We sell interests in designated pools of trade accounts receivables to third parties. The receivables are removed from the Consolidated Balance Sheet at the time they are sold. The value assigned to our subordinated interests and undivided interests retained in trade receivables sold is based on the relative fair values of the interests retained and sold. The carrying value of the retained interests approximates fair value due to the short-term nature of the collection period for the receivables.

Income Taxes—Deferred tax liabilities or assets reflect temporary differences between amounts of assets and liabilities for financial and tax reporting. Such amounts are adjusted, as appropriate, to reflect changes in tax rates expected to be in effect when the temporary differences reverse. A valuation allowance is established to offset any deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The determination of the amount of a valuation allowance to be provided on recorded deferred tax assets involves estimates regarding (1) the timing and amount of the reversal of taxable temporary differences, (2) expected future taxable income, and (3) the impact of tax planning strategies. In assessing the need for a valuation allowance, we consider all available positive and negative evidence, including past operating results, projections of future taxable income and the feasibility of ongoing tax planning strategies. The projections of future taxable income include a number of estimates and

(Dollars in millions, except per share amounts)

assumptions regarding our volume, pricing and costs. Additionally, valuation allowances related to deferred tax assets can be impacted by changes to tax laws.

Significant judgment is required in determining income tax provisions under Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (SFAS No. 109) and in evaluating tax positions. We establish additional provisions for income taxes when, despite the belief that tax positions are fully supportable, there remain certain positions that do not meet the minimum probability threshold, as defined by FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48), which is a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority. In the normal course of business, the Company and its subsidiaries are examined by various Federal, State and foreign tax authorities. We regularly assess the potential outcomes of these examinations and any future examinations for the current or prior years in determining the adequacy of our provision for income taxes. We continually assess the likelihood and amount of potential adjustments and adjust the income tax provision, the current tax liability and deferred taxes in the period in which the facts that give rise to a revision become known.

In June 2006, the Financial Accounting Standards Board ("FASB") issued FIN 48, which establishes a single model to address accounting for uncertain tax positions. FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement classification, interest and penalties, accounting in interim periods, disclosure and transition. Upon adoption as of January 1, 2007, we reduced our existing reserves for uncertain tax positions by $33 million, largely related to a reduction in state income tax matters, partially offset by a net increase for federal and international tax reserves.

Earnings Per Share—Basic earnings per share is based on the weighted average number of common shares outstanding. Diluted earnings per share is based on the weighted average number of common shares outstanding and all dilutive potential common shares outstanding.

Use of Estimates—The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures in the accompanying notes. Actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary.

Reclassifications—Certain prior year amounts have been reclassified to conform to the current year presentation.

Recent Accounting Pronouncements—In September 2006, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 157, "Fair Value Measurements" (SFAS No. 157). SFAS No. 157 establishes a common definition for fair value to be applied to US GAAP requiring use of fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. Issued in February 2008, FSP 157-1 "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13" removed leasing transactions accounted for under Statement 13 and related guidance from the scope of SFAS No. 157. FSP 157-2 "Partial Deferral of the Effective Date of Statement 157" (FSP 157-2), deferred the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008.

In October 2008, the FASB issued FSP 157-3 "Determining Fair Value of a Financial Asset in a Market That is Not Active" (FSP 157-3). FSP 157-3 clarified the application of SFAS No. 157 in an inactive market. It demonstrated how the fair value of a financial asset is determined when the market

(Dollars in millions, except per share amounts)

for that financial asset is inactive. FSP 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued.

The implementation of SFAS No. 157 for financial assets and financial liabilities, effective January 1, 2008, did not have a material impact on our consolidated financial position and results of operations. The implementation of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities, effective January 1, 2009 did not have a material impact on our consolidated financial position and results of operations.

SFAS No. 157, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). SFAS No. 157 classifies the inputs used to measure fair value into the following hierarchy:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities
Level 2	Unadjusted quoted prices in active markets for similar assets or liabilities, or
	Unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or
	Inputs other than quoted prices that are observable for the asset or liability
Level 3	Unobservable inputs for the asset or liability

The Company utilizes the best available information in measuring fair value. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company has determined that our financial assets and liabilities are level 2 in the fair value hierarchy. The following table sets forth the Company's financial assets and liabilities that were accounted for, at fair value on a recurring basis as of December 31, 2008:

	December 31, 2008
Assets:	
Foreign currency exchange contracts	$ 7
Available for sale investments	$23
Forward commodity contracts	—
Liabilities:	
Foreign currency exchange contracts	$34
Forward commodity contracts	$ 4

As a result of our global operating and financing activities, the Company is exposed to market risks from changes in interest and foreign currency exchange rates and commodity prices, which may adversely affect our operating results and financial position. When deemed appropriate, we minimize our risks from interest and foreign currency exchange rate and commodity price fluctuations through the use of derivative financial instruments. Derivative financial instruments are used to manage risk and are not used for trading or other speculative purposes and we do not use leveraged derivative financial instruments. The forward foreign currency exchange contracts and forward commodity purchase agreements are valued using broker quotations, or market transactions in either the listed or over-the counter markets. As such, these derivative instruments are classified within level 2. The Company also holds investments in marketable equity securities that are designated as available for sale and are valued using market transactions in over-the-counter markets. As such, these investments are classified within level 2.

In February 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS No. 159). SFAS No. 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the

(Dollars in millions, except per share amounts)

fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The implementation of this standard did not have a material impact on our consolidated financial position and results of operations.

In March 2007, the FASB ratified Emerging Issues Task Force ("EITF") Issue No. 06-10 "Accounting for Collateral Assignment Split-Dollar Life Insurance Agreements" (EITF 06-10). EITF 06-10 provides guidance for determining a liability for postretirement benefit obligations as well as recognition and measurement of the associated asset on the basis of the terms of the collateral assignment agreement. EITF 06-10 is effective for fiscal years beginning after December 15, 2007. The implementation of this standard did not have a material impact on our consolidated financial position and results of operations.

In June 2007, the FASB ratified EITF 06-11 "Accounting for the Income Tax Benefits of Dividends on Share-Based Payment Awards" (EITF 06-11). EITF 06-11 provides that tax benefits associated with dividends on share-based payment awards be recorded as a component of additional paid-in capital. EITF 06-11 is effective, on a prospective basis, for fiscal years beginning after December 15, 2007. The implementation of this standard did not have a material impact on our consolidated financial position and results of operations.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" (SFAS No. 141R). SFAS No. 141R provides revised guidance on how acquirers recognize and measure the consideration transferred, identifiable assets acquired, liabilities assumed, contingencies, noncontrolling interests, and goodwill acquired in a business combination. SFAS No. 141R also expands required disclosures surrounding the nature and financial effects of business combinations. SFAS No. 141R is effective, on a prospective basis, for fiscal years beginning after December 15, 2008. Upon adoption, this standard will not have a material impact on our consolidated financial position and results of operations. However, if the Company enters into any business combinations after the adoption of SFAS No. 141R, a transaction may significantly impact the Company's consolidated financial position and results of operations as compared to the Company's recent acquisitions, accounted for under existing GAAP requirements, due to the changes described above.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements" (SFAS No. 160). SFAS No. 160 establishes requirements for ownership interests in subsidiaries held by parties other than the Company (sometimes called "minority interests") be clearly identified, presented, and disclosed in the consolidated statement of financial position within equity, but separate from the parent's equity. All changes in the parent's ownership interests are required to be accounted for consistently as equity transactions and any noncontrolling equity investments in unconsolidated subsidiaries must be measured initially at fair value. SFAS No. 160 is effective, on a prospective basis, for fiscal years beginning after December 15, 2008. However, presentation and disclosure requirements must be retrospectively applied to comparative financial statements. The implementation of this standard will not have a material impact on our consolidated financial position and results of operations.

In December 2007, the FASB issued SFAS No. 133 Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133), Implementation Issue No. E23, "Hedging—General: Issues Involving the Application of the Shortcut Method under Paragraph 68" (Issue E23). Issue E23 amends SFAS 133 to explicitly permit use of the shortcut method for hedging relationships in which interest rate swaps have nonzero fair value at the inception of the hedging relationship, provided certain conditions are met. Issue E23 was effective for hedging relationships designated on or after January 1, 2008. The implementation of this guidance did not have a material impact on our consolidated financial position and results of operations.

In March 2008, the FASB issued SFAS No. 161, "Disclosures About Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133" (SFAS No. 161). SFAS No. 161 expands quarterly disclosure requirements in SFAS No. 133 about an entity's derivative instruments

(Dollars in millions, except per share amounts)

and hedging activities. SFAS No. 161 is effective for fiscal years beginning after November 15, 2008. The implementation of this standard will not have a material impact on our consolidated financial position and results of operations.

In April 2008, the FASB issued FSP 142-3, "Determination of the Useful Life of Intangible Assets", (FSP 142-3). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets". FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The implementation of this standard will not have a material impact on our consolidated financial position and results of operations.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" (SFAS No. 162). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements. SFAS No. 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles". The implementation of this standard did not have a material impact on our consolidated financial position and results of operations.

In June 2008, the FASB issued FSP EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities" (FSP EITF 03-6-1). FSP EITF 03-6-1 clarified that all outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends participate in undistributed earnings with common shareholders. Awards of this nature are considered participating securities and the two-class method of computing basic and diluted earnings per share must be applied. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008. The implementation of this standard will not have a material impact on our consolidated financial position and results of operations.

In June 2008, the FASB ratified EITF Issue No. 07-5, "Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an Entity's Own Stock" (EITF 07-5). EITF 07-5 provides that an entity should use a two step approach to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock, including evaluating the instrument's contingent exercise and settlement provisions. It also clarifies on the impact of foreign currency denominated strike prices and market-based employee stock option valuation instruments on the evaluation. EITF 07-5 is effective for fiscal years beginning after December 15, 2008. The implementation of this standard will not have a material impact on our consolidated financial position and results of operations.

In June 2008, the FASB ratified EITF Issue No. 08-3, "Accounting for Lessees for Maintenance Deposits Under Lease Arrangements" (EITF 08-3). EITF 08-3 provides guidance for accounting for nonrefundable maintenance deposits. It also provides revenue recognition accounting guidance for the lessor. EITF 08-3 is effective for fiscal years beginning after December 15, 2008. The implementation of this standard will not have a material impact on our consolidated financial position and results of operations.

In September 2008, the FASB issued FSP 133-1 and FIN 45-4, "Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161" (FSP 133-1 and FIN 45-4). FSP 133-1 and FIN 45-4 amends and enhances disclosure requirements for sellers of credit derivatives and financial guarantees. It also clarifies that the disclosure requirements of SFAS No. 161 are effective for quarterly periods beginning after November 15, 2008, and fiscal years that include those periods. FSP 133-1 and FIN 45-4 is effective for reporting periods (annual or interim) ending after November 15, 2008. The implementation of this standard did not have a material impact on our consolidated financial position and results of operations.

(Dollars in millions, except per share amounts)

In September 2008, the FASB ratified EITF Issue No. 08-5, "Issuer's Accounting for Liabilities Measured at Fair Value With a Third-Party Credit Enhancement" (EITF 08-5). EITF 08-5 provides guidance for measuring liabilities issued with an attached third-party credit enhancement (such as a guarantee). It clarifies that the issuer of a liability with a third-party credit enhancement (such as a guarantee) should not include the effect of the credit enhancement in the fair value measurement of the liability. EITF 08-5 is effective for the first reporting period beginning after December 15, 2008. The implementation of this standard will not have a material impact on our consolidated financial position and results of operations.

In November 2008, the FASB ratified EITF Issue No. 08-6, "Equity method Investment Accounting Considerations" (EITF 08-6). EITF 08-6 addresses a number of matters associated with the impact of SFAS No. 141R and SFAS No. 160 on the accounting for equity method investments including initial recognition and measurement and subsequent measurement issues. EITF 08-6 is effective, on a prospective basis, for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years. The implementation of this standard will not have a material impact on our consolidated financial position and results of operations.

In November 2008, the FASB ratified EITF Issue No. 08-07, "Accounting for Defensive Intangible Assets" (EITF 08-7). EITF 08-7 provides guidance for accounting for defensive intangible assets subsequent to their acquisition in accordance with SFAS No. 141R and SFAS No. 157 including the estimated useful life that should be assigned to such assets. EITF 08-7 is effective for intangible assets acquired on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is currently assessing the impact of EITF 08-7 on its consolidated financial position and results of operations.

In November 2008, the FASB ratified EITF Issue No. 08-08, "Accounting for an Instrument (or an Embedded Feature) with a Settlement Amount That Is Based on the Stock of an Entity's Consolidated Subsidiary" (EITF 08-8). EITF 08-8 clarifies whether a financial instrument for which the payoff to the counterparty is based, in whole or in part, on the stock of an entity's consolidated subsidiary is indexed to the reporting entity's own stock. EITF 08-8 is effective fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. The implementation of this standard will not have a material impact on our consolidated financial position and results of operations.

In December 2008, the FASB issued FSP FAS 140-4 and FIN 46(R)-8, "Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities" (FSP 140-4 and 46(R)-8). FSP 140-4 and 46(R)-8 requires additional disclosures about transfers of financial assets and involvement with variable interest entities. FSP 140-4 and 46(R)-8 is effective for the first reporting period (annual or interim) ending after December 15, 2008. The implementation of this standard did not have a material impact on our consolidated financial position and results of operations.

In December 2008, the FASB issued FSP 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets" (FSP 132(R)-1). FSP 132(R)-1 provides guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. FSP 132(R)-1 is effective for fiscal years ending after December 15, 2009. The implementation of this standard will not have a material impact on our consolidated financial position and results of operations.

In January 2009, the FASB issued FSP EITF 99-20-1, "Amendments to the Impairment Guidance of EITF Issue No. 99-20" (FSP 99-20-1). FSP 99-20-1 amends the impairment guidance in EITF Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets," to achieve more consistent determination of whether an other-than-temporary impairment has occurred. FSP 99-20-1 is effective, on a prospective basis, for interim and annual reporting periods ending after December 15, 2008. The implementation of this standard did not have a material impact on our consolidated financial position and results of operations.

(Dollars in millions, except per share amounts)

Note 2—Acquisitions and Divestitures

We acquired businesses for an aggregate cost of $2,181, $1,190, and $979 million in 2008, 2007 and 2006, respectively. All of our acquisitions were accounted for under the purchase method of accounting, and accordingly, the assets and liabilities of the acquired businesses were recorded at their estimated fair values at the dates of acquisition. Significant acquisitions made in these years are discussed below.

In May 2008, the Company completed the acquisition of Safety Products Holding, Inc, which through its subsidiary Norcross Safety Products L.L.C. (Norcross) is a leading manufacturer of personal protective equipment. The purchase price, net of cash acquired, was approximately $1.2 billion and was allocated to tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date.

The following table summarizes the estimated fair values of the assets and liabilities acquired as of the acquisition date.

Accounts and other receivables	$ 102
Inventories	118
Other current assets	28
Property, plant and equipment	65
Intangible assets	708
Other assets and deferred charges	3
Accounts payable	(27)
Accrued liabilities	(74)
Deferred income taxes	(274)
Other long-term liabilities	(26)
Net assets acquired	623
Goodwill	598
Purchase price	$1,221

The Company has assigned $708 million to intangible assets, predominantly customer relationships, trade names, and technology. These intangibles assets are being amortized over their estimated lives using straight line and accelerated amortization methods. The value assigned to the trade names of approximately $264 million is classified as an indefinite lived intangible. The excess of the purchase price over the estimated fair values of net assets acquired (approximately $598 million) was recorded as goodwill. This goodwill is non-deductible for tax purposes. This acquisition was accounted for by the purchase method, and, accordingly, results of operations are included in the consolidated financial statements from the date of acquisition. The results from the acquisition date through December 31, 2008 are included in the Automation and Control Solutions segment and were not material to the consolidated financial statements.

In July 2008, the Company completed the sale of its Consumables Solutions business to B/E Aerospace (B/E) for $1.05 billion, consisting of approximately $901 million in cash and six million shares of B/E common stock. In connection with the completion of the sale, the Company and B/E entered into, among other things, exclusive supply and license agreements and a stockholder agreement. Because of the extent of the Company's cash flows associated with the supply and license agreements, the Consumables Solutions business is not classified as discontinued operations. The provisions of the license and supply agreements were determined to be at-market. As such, we have not allocated any portion of the proceeds to these agreements. The pre-tax gain of $623 million is classified as Other (Income)/Expense in our Statement of Operations. The gain on sale was approximately $417 million net of tax. The sale of the Consumables Solutions business, within the Aerospace segment, is consistent with the Company's strategic focus on core product areas utilizing advanced technologies.

(Dollars in millions, except per share amounts)

In July 2008, the Company completed the acquisition of Metrologic Instruments, Inc. (Metrologic), a leading manufacturer of data capture and collection hardware and software, for a purchase price of approximately $715 million, net of cash acquired. The purchase price for the acquisition was allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values at acquisition date. The Company has assigned $248 million to identifiable intangible assets, predominantly customer relationships, technology and trademarks. These intangible assets are being amortized over their estimated lives which range from 1-15 years using straight line and accelerated amortization methods. The excess of the purchase price over the estimated fair values of net assets acquired (approximately $440 million) was recorded as goodwill. This goodwill is non-deductible for tax purposes. This acquisition was accounted for by the purchase method, and, accordingly, results of operations are included in the consolidated financial statements from the date of acquisition. The results from the acquisition date through December 31, 2008, are included in the Automation and Control Solutions segment and were not material to the consolidated financial statements.

In December 2007, the Company, specifically the Automation and Control Solutions segment, completed the acquisition of Maxon Corporation, a leading industrial combustion business, for a purchase price of approximately $185 million. The purchase price for the acquisition was allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values at acquisition date. The Company has assigned $70 million to identifiable intangible assets, predominantly customer relationships and trademarks. These intangible assets are being amortized over their estimated lives which range from 7-20 years using straight line and accelerated amortization methods. The value assigned to the trade marks of approximately $10 million is classified as an indefinite lived intangible. The excess of the purchase price over the estimated fair values of net assets acquired approximating $114 million, was recorded as goodwill. This goodwill is non-deductible for tax purposes. This acquisition was accounted for by the purchase method, and, accordingly, results of operations are included in the consolidated financial statements from the date of acquisition. The results from the acquisition date through December 31, 2007 were not material to the consolidated financial statements.

In December 2007, the Company, specifically the Automation and Control Solutions segment, completed the acquisition of Hand Held Products, Inc. a privately held automatic identification and data collection company, for a purchase price of approximately $390 million. The purchase price for the acquisition was allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. The Company has assigned $101 million to identifiable intangible assets, predominantly customer relationships and existing technology. These intangible assets are being amortized over their estimated lives which range from 1 to 15 years using straight-line and accelerated amortization methods. The excess of the purchase price over the estimated fair values of net assets acquired approximating $257 million, was recorded as goodwill. This goodwill is non-deductible for tax purposes. This acquisition was accounted for by the purchase method, and, accordingly, results of operations are included in the consolidated financial statements from the date of acquisition. The results from the acquisition date through December 31, 2007 were not material to the consolidated financial statements.

In July 2007, the Company completed the acquisition of Dimensions International, a defense logistics business, for a purchase price of approximately $233 million. The purchase price for the acquisition was allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. The Company has assigned $21 million to identifiable intangible assets, predominantly contractual relationships. These intangible assets are being amortized over their estimated life of 5 years using straight-line and accelerated amortization methods. The excess of the purchase price over the estimated fair values of net assets acquired approximating $183 million, was recorded as goodwill. Goodwill will be deducted over a 15 year period for tax purposes. This acquisition was accounted for by the purchase method, and, accordingly, results

(Dollars in millions, except per share amounts)

of operations are included in the consolidated financial statements from the date of acquisition. The results from the acquisition date through December 31, 2007 are included in the Aerospace segment and were not material to the consolidated financial statements.

In July 2007, the Company completed the acquisition of Enraf Holding B.V., a provider of comprehensive solutions for the control and management of transportation, storage and blending operations in the oil and gas industry, for a purchase price of approximately $264 million, including the assumption of approximately $40 million of debt. The purchase price for the acquisition was allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. The Company has assigned $90 million to identifiable intangible assets, predominantly customer relationships, existing technology and trademarks. The remaining intangible assets are being amortized over their estimated life of 8-15 years using straight-line and accelerated amortization methods. The value assigned to the trademarks of approximately $27 million is classified as an indefinite lived intangible. The excess of the purchase price over the estimated fair values of net assets acquired approximating $167 million, was recorded as goodwill. This goodwill is non-deductible for tax purposes. This acquisition was accounted for by the purchase method, and, accordingly, results of operations are included in the consolidated financial statements from the date of acquisition. The results from the acquisition date through December 31, 2007 are included in the Automation and Control Solutions segment and were not material to the consolidated financial statements.

In May 2006, the Company purchased Gardiner Groupe, a privately held company. The purchase price for the acquisition was allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values and lives at the acquisition date. The Company has assigned $47 million to identifiable intangible assets, predominantly customer relationships and trademarks. These intangible assets are being amortized over their estimated lives which range from 3 to 15 years using straight-line and accelerated amortization methods. The excess of the purchase price over the estimated fair values of net assets acquired approximating $130 million, was recorded as goodwill. This goodwill is non-deductible for tax purposes. This acquisition was accounted for by the purchase method, and, accordingly, results of operations are included in the consolidated financial statements from the date of acquisition. The results from the acquisition date through December 31, 2006 are included in the Automation and Control Solutions segment and were not material to the consolidated financial statements.

In March 2006, the Company purchased First Technology plc, a U.K. publicly listed company. The aggregate value of the purchase price was $723 million, including the assumption of approximately $217 million of outstanding debt and $23 million of transaction costs. The purchase price for the acquisition was allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. The Company has assigned $155 million to identifiable intangible assets, predominantly customer relationships, existing technology and trademarks. These intangible assets are being amortized over their estimated lives which range from 2 to 15 years using straight-line and accelerated amortization methods. The excess of the purchase price over the estimated fair values of net assets acquired approximating $432 million, was recorded as goodwill. This goodwill is non-deductible for tax purposes. This acquisition was accounted for by the purchase method, and, accordingly, results of operations are included in the consolidated financial statements from the date of acquisition. The results from the acquisition date through December 31, 2006 are included in the Automation and Control Solutions segment and were not material to the consolidated financial statements. During the year, the Company completed the sales of the First Technology Safety & Analysis business for $93 million and First Technology Automotive for $90 million which were accounted for as part of the purchase price allocation.

(Dollars in millions, except per share amounts)

As of December 31, 2008, the purchase accounting for Norcross and Metrologic are still subject to final adjustment primarily for useful lives, amounts allocated to intangible assets and goodwill, for certain pre-acquisition contingencies, and for settlement of post closing purchase price adjustments.

In connection with all acquisitions in 2008, 2007 and 2006, the amounts recorded for transaction costs and the costs of integrating the acquired businesses into Honeywell were not material.

The pro forma results for 2008, 2007 and 2006, assuming these acquisitions had been made at the beginning of the year, would not be materially different from consolidated reported results.

Note 3—Repositioning and Other Charges

A summary of repositioning and other charges follows:

	Years Ended December 31,		
	2008	2007	2006
Severance	$ 333	$186	$102
Asset impairments	78	14	15
Exit costs	33	9	7
Reserve adjustments	(20)	(18)	(22)
Total net repositioning charge	424	191	102
Asbestos related litigation charges, net of insurance	125	100	126
Probable and reasonably estimable environmental liabilities	465	225	210
Business impairment charges	—	9	12
Arbitration award related to phenol supply agreement	—	—	(18)
Other	(2)	18	51
Total net repositioning and other charges	$1,012	$543	$483

The following table summarizes the pretax distribution of total net repositioning and other charges by income statement classification.

	Years Ended December 31,		
	2008	2007	2006
Cost of products and services sold	$ 908	$495	$472
Selling, general and administrative expenses	104	48	11
	$1,012	$543	$483

The following table summarizes the pretax impact of total net repositioning and other charges by segment.

	Years Ended December 31,		
	2008	2007	2006
Aerospace	$ 84	$ 37	$ 10
Automation and Control Solutions	164	127	39
Specialty Materials	42	14	5
Transportation Systems	233	119	293
Corporate	489	246	136
	$1,012	$543	$483

(Dollars in millions, except per share amounts)

In 2008, we recognized repositioning charges totaling $444 million including severance costs of $333 million related to workforce reductions of 7,480 manufacturing and administrative positions across all of our segments. The workforce reductions primarily relate to the planned downsizing or shutdown of certain manufacturing facilities in our Aerospace, Automation and Control Solutions and Transportation Systems segments, the rationalization of non-manufacturing infrastructure, outsourcing of non-core components, managing capacity utilization to address product demand volatility and our functional transformation initiative. The repositioning charge also included asset impairments of $78 million principally related to manufacturing plant and equipment in facilities scheduled to close or be downsized and certain administrative facilities, and information technology equipment in our Corporate segment. Also, $20 million of previously established accruals, primarily for severance at our Automation and Control Solutions segment were returned to income in 2008 due mainly to fewer employee separations than originally planned associated with prior severance programs.

In 2007, we recognized repositioning charges totaling $209 million primarily for severance costs related to workforce reductions of 3,408 manufacturing and administrative positions mainly in our Automation and Control Solutions and Aerospace segments. Also, $18 million of previously established accruals, primarily for severance at our Transportation Systems and Aerospace segments, were returned to income in 2007 due mainly to changes in the scope of previously announced severance programs and due to fewer employee separations than originally planned associated with prior severance programs.

In 2006, we recognized repositioning charges totaling $124 million primarily for severance costs related to workforce reductions of 2,253 manufacturing and administrative positions across all of our segments. Also, $22 million of previously established accruals, primarily for severance at our Aerospace, Transportation Systems and Specialty Materials segments were returned to income in 2006 due mainly to changes in the scope of previously announced severance programs and due to fewer employee separations than originally planned associated with prior Aerospace severance programs.

The following table summarizes the status of our total repositioning reserves.

	Severance Costs	Asset Impairments	Exit Costs	Total
Balance at December 31, 2005	$ 168	$ —	$14	$ 182
2006 charges	102	15	7	124
2006 usage	(134)	(15)	(8)	(157)
Adjustments	(18)	—	(4)	(22)
Balance at December 31, 2006	118	—	9	127
2007 charges	186	14	9	209
2007 usage	(85)	(14)	(7)	(106)
Adjustments	(18)	—	—	(18)
Balance at December 31, 2007	201	—	11	212
2008 charges	333	78	33	444
2008 usage	(149)	(78)	(8)	(235)
Adjustments	(20)	—	—	(20)
Balance at December 31, 2008	$ 365	$ —	$36	$ 401

In 2008, certain of our repositioning projects in our Aerospace, Automation and Control Solutions and Transportation Systems segments included exit or disposal activities, the costs related to which, will be recognized in future periods when the actual liability is incurred. The nature of these exit or disposal costs principally includes product recertification and requalification and employee training and travel. The following table summarizes by segment, expected, incurred and remaining exit and disposal

(Dollars in millions, except per share amounts)

costs related to 2008 repositioning actions which we were not able to recognize at the time the actions were initiated:

	Aerospace	Automation and Control Solutions	Transportation Systems	Total
Expected exit and disposal costs	$143	$27	$12	$182
Costs incurred year ended December 31, 2008	(12)	—	(1)	(13)
Remaining exit and disposal costs at December 31, 2008	$131	$27	$11	$169

In 2008, we recognized a charge of $465 million for environmental liabilities deemed probable and reasonably estimable during the year, of which $309 million was recognized in the third quarter which included:

- $100 million related to the resolution of technical design issues regarding the remediation plan for Onondaga Lake ("Lake") (as previously reported, the ultimate cost of the remediation of the Lake depended upon the resolution of these issues);
- $90 million for the estimated cost of proposed remedial actions to be taken at other sites located in Syracuse, New York in accordance with remediation plans submitted to state environmental regulators;
- $38 million primarily related to changes in cost estimates (due to, among other things, increases in the cost of steel, waste transportation and disposal costs) and settlement costs relating to the remediation of the New Jersey Chrome sites known as Study Areas 5, 6 and 7.

We also recognized asbestos related litigation charges, net of insurance, of $125 million which are discussed in Note 21.

In 2007, we recognized a charge of $225 million for environmental liabilities deemed probable and reasonably estimable during the year. We recognized asbestos related litigation charges, net of insurance, of $100 million which are discussed in Note 21. We recognized other charges of $18 million for a business sales tax related to a prior divestiture ($8 million) and for contemplated settlements of certain legal matters ($10 million). We also recognized impairment charges of $9 million related to the write-down of property, plant and equipment held for sale in our Specialty Materials segment.

In 2006, we recognized a charge of $210 million for environmental liabilities deemed probable and reasonably estimable during the year. We recognized asbestos related litigation charges, net of insurance, of $126 million which are discussed in Note 21. We recognized other charges of $51 million related to our Corporate segment primarily for the settlement of a property damage claim litigation matter in Brunswick, GA and our entrance into a plea agreement related to an environmental matter at our Baton Rouge, LA facility. We recognized impairment charges of $12 million related to the write-down of property, plant and equipment held for sale in our Specialty Materials segment. We also recognized a credit of $18 million in connection with an arbitration award for overcharges by a supplier of phenol to our Specialty Materials business for 2005 transactions.

Note 4—Other (Income)/Expense

	Years Ended December 31,		
	2008	2007	2006
Gain on sale of non-strategic businesses and assets	$(635)	$(19)	$ (30)
Equity (income)/loss of affiliated companies	(63)	(10)	(13)
Interest income	(102)	(81)	(94)
Foreign exchange	52	34	18
Other (net)	20	23	8
	$(728)	$(53)	$(111)

(Dollars in millions, except per share amounts)

Gain on sale of non-strategic businesses and assets for 2008 includes a $623 million pre-tax gain related to the sale of our Consumables Solutions business. See Note 2 for further details.

Note 5—Interest and Other Financial Charges

	Years Ended December 31,		
	2008	2007	2006
Total interest and other financial charges	$482	$478	$396
Less—capitalized interest	(26)	(22)	(22)
	$456	$456	$374

The weighted average interest rate on short-term borrowings and commercial paper outstanding at December 31, 2008 and 2007 was 1.63 percent and 4.65 percent, respectively.

Note 6—Income Taxes

Income from continuing operations before taxes

	Years Ended December 31,		
	2008	2007	2006
United States	$2,003	$2,084	$1,882
Foreign	1,798	1,237	916
	$3,801	$3,321	$2,798

Tax expense

	Years Ended December 31,		
	2008	2007	2006
United States	$ 696	$542	$412
Foreign	313	335	308
	$1,009	$877	$720

	Years Ended December 31,		
	2008	2007	2006
Tax expense consist of:			
Current:			
United States	$ 493	$249	$ (39)
State	70	64	26
Foreign	331	232	283
	894	545	270
Deferred:			
United States	106	225	376
State	26	4	49
Foreign	(17)	103	25
	115	332	450
	$1,009	$877	$720

(Dollars in millions, except per share amounts)

	Years Ended December 31,		
	2008	2007	2006
The U.S. statutory federal income tax rate is reconciled to our effective income tax rate as follows:			
Statutory U.S. federal income tax rate	35.0%	35.0%	35.0%
Taxes on foreign earnings below U.S. tax rate (1)	(6.4)	(4.6)	(4.0)
State income taxes (1)	1.8	.9	1.7
Tax benefits on export sales	—	—	(1.9)
Domestic Manufacturing Deduction	(.7)	(.8)	(.3)
ESOP Dividend Tax Benefit	(.5)	(.5)	(.7)
Tax credits	(1.0)	(.6)	(.7)
Audit Settlements	(1.5)	(2.9)	(2.9)
All other items—net	(.2)	(.1)	(.5)
	26.5%	26.4%	25.7%

(1) Net of changes in valuation allowance.

The effective tax rate increased by 0.1 of a percentage point in 2008 compared with 2007 due principally to a higher overall state effective tax rate and a decreased impact from the settlement of audits, partially offset by a decrease in the foreign effective tax rate.

Deferred tax assets (liabilities)

Deferred income taxes represent the future tax effects of transactions which are reported in different periods for tax and financial reporting purposes. The tax effects of temporary differences and tax carryforwards which give rise to future income tax benefits and payables are as follows:

	December 31,	
	2008	2007
Property, plant and equipment basis differences	$ (605)	$ (563)
Postretirement benefits other than pensions and post employment benefits	876	770
Investment and other asset basis differences	(598)	(376)
Other accrued items	2,477	1,025
Net operating and capital losses	740	783
Tax credits	87	33
Undistributed earnings of subsidiaries	(40)	(40)
All other items—net	(175)	(21)
	2,762	1,611
Valuation allowance	(445)	(490)
	$2,317	$1,121

There were $102 million of U.S. federal tax net operating losses available for carryforward at December 31, 2008 which were generated by certain subsidiaries prior to their acquisition and have expiration dates through 2024. The use of pre-acquisition operating losses is subject to limitations imposed by the Internal Revenue Code. We do not anticipate that these limitations will affect utilization of the carryforwards prior to their expiration. Various subsidiaries have state tax net operating loss carryforwards of $2.7 billion at December 31, 2008 with varying expiration dates through 2025. We also have foreign net operating and capital losses of $2.5 billion which are available to reduce future income tax payments in several countries, subject to varying expiration rules.

(Dollars in millions, except per share amounts)

We have state tax credit carryforwards of $57 million at December 31, 2008, including carryforwards of $31 million with various expiration dates through 2023 and tax credits of $26 million which are not subject to expiration. In addition, we have $5 million of foreign tax credits available for carryback or carryforward on the U.S. federal tax return at December 31, 2008 with various expiration dates through 2013.

The valuation allowance against deferred tax assets decreased by $45 million and $26 million in 2008 and 2007, respectively, and increased by $39 in 2006. The 2008 decrease in the valuation allowance was primarily due to a decrease in the valuation allowance related to federal and state capital loss carryforwards partially offset by increased foreign net operating losses. The 2007 decrease in the valuation allowance was primarily due to a decrease in valuation allowances related to state and foreign net operating losses partially offset by a valuation allowance against U.S. capital losses.

Federal income taxes have not been provided on undistributed earnings of the majority of our international subsidiaries as it is our intention to reinvest these earnings into the respective businesses. At December 31, 2008 Honeywell has not provided for U.S. federal income and foreign withholding taxes on approximately $4.7 billion of such earnings of our non-U.S. operations. It is not practicable to estimate the amount of tax that might be payable if some or all of such earnings were to be remitted, and foreign tax credits would be available to reduce or eliminate the resulting U.S. income tax liability.

We had $671 million and $666 million of unrecognized tax benefits as of December 31, 2008 and 2007, respectively. If recognized, $671 million would be recorded as a component of income tax expense as of December 31, 2008. For the year ended December 31, 2008, the Company increased its unrecognized tax benefits by $5 million due to additional reserves for various international and U.S. tax audit matters, partially offset by a change in the foreign currency translation, the expiration of various statute of limitations, and the settlement of audits.

The following table summarizes the activity related to our unrecognized tax benefits:

	2008	2007
Change in unrecognized tax benefits:		
Balance at beginning of year	$666	$ 744
Gross increases related to current period tax positions	81	68
Gross increases related to prior periods tax positions	106	100
Gross decreases related to prior periods tax positions	(54)	(167)
Decrease related to settlements with tax authorities	(42)	(101)
Expiration of the statute of limitations for the assessment of taxes	(64)	—
Foreign currency translation	(22)	22
Balance at end of year	$671	$ 666

(Dollars in millions, except per share amounts)

In many cases our uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities. The following table summarizes these open tax years by major jurisdiction as of December 31, 2008:

	Open Tax Year	
Jurisdiction	Examination in progress	Examination not yet initiated
United States (1)	1998 – 2007	2007 – 2008
United Kingdom	2002 – 2006	2007 – 2008
Canada (1)	2003 – 2006	2007 – 2008
Germany (1)	2000 – 2003	2004 – 2008
France	N/A	2000 – 2008
Netherlands	2002 – 2006	2007 – 2008
Australia	N/A	2004 – 2008
China	N/A	2005 – 2008
India	1999 – 2007	2008

(1) includes federal as well as state, provincial or similar local jurisdictions, as applicable

Based on the outcome of these examinations, or as a result of the expiration of statute of limitations for specific jurisdictions, it is reasonably possible that the related unrecognized tax benefits for tax positions taken regarding previously filed tax returns will materially change from those recorded as liabilities for uncertain tax positions in our financial statements. In addition, the outcome of these examinations may impact the valuation of certain deferred tax assets (such as net operating losses) in future periods. Based on the number of tax years currently under audit by the relevant U.S federal, state and foreign tax authorities, the Company anticipates that several of these audits may be finalized in the foreseeable future. However, based on the status of these examinations, and the protocol of finalizing audits by the relevant tax authorities, which could include formal legal proceedings, at this time it is not possible to estimate the impact of any amount of such changes, if any, to previously recorded uncertain tax positions.

Unrecognized tax benefits for the above listed examinations in progress were $249 million and $199 million as of December 31, 2008 and 2007, respectively. This increase is primarily due to reserves for examinations initiated in 2008 and increases to prior reserves based on facts and circumstances as of the reporting date, partially offset by the settlement of tax examinations and the expiration of various statute of limitations during the year.

Estimated interest and penalties related to the underpayment of income taxes are classified as a component of Tax Expense in the Consolidated Statement of Operations and totaled $19 million and $20 million for the years ended December 31, 2008 and 2007, respectively. Accrued interest and penalties were $137 million and $118 million as of December 31, 2008 and December 31, 2007, respectively.

(Dollars in millions, except per share amounts)

Note 7—Earnings (Loss) Per Share

The following table sets forth the computations of basic and diluted earnings (loss) per share:

	2008		2007		2006	
	Basic	Assuming Dilution	Basic	Assuming Dilution	Basic	Assuming Dilution
Income						
Income from continuing operations	$ 2,792	$ 2,792	$ 2,444	$ 2,444	$ 2,078	$ 2,078
Income from discontinued operations, net of taxes	—	—	—	—	5	5
Net income	$ 2,792	$ 2,792	$ 2,444	$ 2,444	$ 2,083	$ 2,083
Average shares						
Average shares outstanding	736,763,174	736,763,174	764,543,613	764,543,613	820,845,838	820,845,838
Dilutive securities issuable in connection with stock plans	—	6,767,253	—	9,683,868	—	5,432,435
Total average shares	736,763,174	743,530,427	764,543,613	774,227,481	820,845,838	826,278,273
Earnings (loss) per share of common stock						
Income from continuing operations	$ 3.79	$ 3.76	$ 3.20	$ 3.16	$ 2.53	$ 2.51
Income from discontinued operations, net of taxes	—	—	—	—	0.01	0.01
Net income	$ 3.79	$ 3.76	$ 3.20	$ 3.16	$ 2.54	$ 2.52

In 2008, 2007 and 2006, the diluted earnings per share calculation excludes the effect of stock options when the options' exercise prices exceed the average market price of the common shares during the period. In 2008, 2007 and 2006, the number of stock options not included in the computation were 17,825,720, 8,599,620 and 22,749,056, respectively. These stock options were outstanding at the end of each of the respective years.

Note 8—Accounts, Notes and Other Receivables

	December 31, 2008	December 31, 2007
Trade	$5,893	$6,209
Other	422	359
	6,315	6,568
Less—Allowance for doubtful accounts	(186)	(181)
	$6,129	$6,387

Trade Accounts Receivable includes $1,195 and $1,084 million of unbilled balances under long-term contracts as of December 31, 2008 and 2007, respectively. These amounts are billed in accordance with the terms of the customer contracts to which they relate.

We sell interests in designated pools of trade accounts receivables to third parties. The sold receivables are over-collateralized by $93 million at December 31, 2008 and we retain a subordinated interest in the pool of receivables representing that over-collateralization as well as an undivided interest in the balance of the receivables pools. The overcollateralization provides credit support to the purchasers of the receivable interest by limiting their losses in the event that a portion of the receivables becomes uncollectable. New receivables are sold under the agreement as previously sold receivables are collected. Losses are recognized when our interest in the receivables are sold. The retained interests in the receivables are shown at the amounts expected to be collected by us, and such carrying value approximates the fair value of our retained interests. We are compensated for our services in the collection and administration of the receivables.

(Dollars in millions, except per share amounts)

	December 31, 2008	December 31, 2007
Designated pools of trade receivables	$1,073	$1,322
Interest sold to third parties	(500)	(500)
Retained interest	$ 573	$ 822

Losses on sales of receivables were $18, $29 and $27 million in 2008, 2007 and 2006, respectively. No credit losses were incurred during those years.

Note 9—Inventories

	December 31, 2008	December 31, 2007
Raw materials	$1,644	$1,692
Work in process	952	870
Finished products	1,415	1,501
	4,011	4,063
Less—		
Progress payments	(3)	(3)
Reduction to LIFO cost basis	(160)	(199)
	$3,848	$3,861

Inventories valued at LIFO amounted to $269 and $247 million at December 31, 2008 and 2007, respectively. Had such LIFO inventories been valued at current costs, their carrying values would have been approximately $160 and $199 million higher at December 31, 2008 and 2007, respectively.

Note 10—Investments and Long-Term Receivables

	December 31, 2008	December 31, 2007
Investments	$153	$ 40
Long-term trade and other receivables	209	223
Long-term financing receivables	308	237
	$670	$500

Long-Term Trade and Other Receivables includes $36 and $63 million of unbilled balances under long-term contracts as of December 31, 2008 and 2007, respectively. These amounts are billed in accordance with the terms of the customer contracts to which they relate.

Note 11—Property, Plant and Equipment

	December 31, 2008	December 31, 2007
Land and improvements	$ 475	$ 409
Machinery and equipment	10,075	10,243
Buildings and improvements	2,429	2,244
Construction in progress	407	466
	13,386	13,362
Less—Accumulated depreciation and amortization	(8,452)	(8,377)
	$ 4,934	$ 4,985

(Dollars in millions, except per share amounts)

Depreciation expense was $702, $675 and $650 million in 2008, 2007 and 2006, respectively.

Note 12—Goodwill and Other Intangibles—Net

The change in the carrying amount of goodwill for the years ended December 31, 2008 and 2007 by segment are as follows:

	December 31, 2007	Acquisitions	Divestitures	Currency Translation Adjustment	December 31, 2008
Aerospace	$1,939	$ 60	$(72)	$ (45)	$ 1,882
Automation and Control Solutions	5,529	1,149	—	(40)	6,638
Specialty Materials	1,156	—	—	(5)	1,151
Transportation Systems	551	—	—	(37)	514
	$9,175	$1,209	$(72)	$(127)	$10,185

	December 31, 2006	Acquisitions	Divestitures	Currency Translation Adjustment	December 31, 2007
Aerospace	$1,745	$180	$—	$14	$1,939
Automation and Control Solutions	4,959	547	—	23	5,529
Specialty Materials	1,151	2	(6)	9	1,156
Transportation Systems	548	—	—	3	551
	$8,403	$729	$(6)	$49	$9,175

Intangible assets are comprised of:

	December 31, 2008			December 31, 2007		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Intangible assets with determinable lives:						
Patents and technology	$1,030	$ (494)	$ 536	$ 965	$(407)	$ 558
Customer relationships	1,250	(175)	1,075	682	(113)	569
Trademarks	164	(50)	114	192	(35)	157
Other	501	(362)	139	458	(351)	107
	2,945	(1,081)	1,864	2,297	(906)	1,391
Trademarks with indefinite lives	403	—	403	107	—	107
	$3,348	$(1,081)	$2,267	$2,404	$(906)	$1,498

Intangible assets amortization expense was $201, $162 and $144 million in 2008, 2007 and 2006, respectively. Estimated intangible assets amortization expense for each of the next five years approximates $254 million in 2009, $243 million in 2010, $226 million in 2011, $210 million in 2012 and $181 million in 2013.

(Dollars in millions, except per share amounts)

Note 13—Accrued Liabilities

	December 31,	
	2008	2007
Compensation, benefit and other employee related	$1,478	$1,472
Customer advances and deferred income	1,159	1,259
Income taxes	456	320
Environmental costs	343	311
Asbestos related liabilities	171	250
Product warranties and performance guarantees	385	380
Restructuring	401	212
Other taxes (payroll, sales, VAT etc.)	139	195
Insurance	120	96
Accrued interest	162	126
Other (primarily operating expenses)	1,192	1,120
	$6,006	$5,741

(Dollars in millions, except per share amounts)

Note 14—Long-term Debt and Credit Agreements

	December 31,	
	2008	2007
6.20% notes due 2008	$ —	$ 200
7⅛% notes due 2008	—	200
Floating rate notes due 2009	300	300
Floating rate notes due 2009	500	500
Zero coupon bonds and money multiplier notes, 13.0%—14.26%, due 2009	100	100
Floating rate notes due 2009-2011	193	220
7.50% notes due 2010	1,000	1,000
6⅛% notes due 2011	500	500
5.625% notes due 2012	400	400
4.25% notes due 2013	600	—
5.40% notes due 2016	400	400
5.30% notes due 2017	400	400
5.30% notes due 2018	900	—
Industrial development bond obligations, floating rate maturing at various dates through 2037	60	60
6⅝% debentures due 2028	216	216
9.065% debentures due 2033	51	51
5.70% notes due 2036	550	550
5.70% notes due 2037	600	600
Other (including capitalized leases), 1.54%—11.24%, maturing at various dates through 2020	118	140
	6,888	5,837
Less—current portion	(1,023)	(418)
	$ 5,865	$5,419

The schedule of principal payments on long-term debt is as follows:

	At December 31, 2008
2009	1,023
2010	1,106
2011	536
2012	401
2013	605
Thereafter	3,217
	6,888
Less—current portion	(1,023)
	$ 5,865

We maintain $3.8 billion of committed bank revolving credit facilities, including a $2.8 billion five year revolving credit facility with a group of banks, arranged by Citigroup Global Markets Inc. and J.P.Morgan Securities Inc. which is in place through mid-May 2012. This credit facility contains a $700 million sub-limit for the issuance of letters of credit. The $2.8 billion credit facility is maintained for general corporate purposes, including support for the issuance of commercial paper. We had no borrowings outstanding or letters of credit issued under the credit facility at December 31, 2008.

The credit agreement does not restrict our ability to pay dividends and contains no financial covenants. The failure to comply with customary conditions or the occurrence of customary events of

(Dollars in millions, except per share amounts)

default contained in the credit agreement would prevent any further borrowings and would generally require the repayment of any outstanding borrowings under the credit agreement. Such events of default include: (a) non-payment of credit agreement debt, interest or fees; (b) non-compliance with the terms of the credit agreement covenants; (c) cross-default to other debt in certain circumstances; (d) bankruptcy; and (e) defaults upon obligations under Employee Retirement Income Security Act. Additionally, each of the banks has the right to terminate its commitment to lend additional funds or issue letters of credit under the agreement if any person or group acquires beneficial ownership of 30 percent or more of our voting stock, or, during any 12-month period, individuals who were directors of Honeywell at the beginning of the period cease to constitute a majority of the Board of Directors (the Board).

Loans under the $2.8 billion credit facility are required to be repaid no later than May 14, 2012. We have agreed to pay a facility fee of 0.05 percent per annum on the aggregate commitment.

Interest on borrowings under the $2.8 billion credit facility would be determined, at Honeywell's option, by (a) an auction bidding procedure; (b) the highest of the floating base rate publicly announced by Citibank, N.A., 0.5 percent above the average CD rate, or 0.5 percent above the Federal funds rate; or (c) the Eurocurrency rate plus 0.15 percent (applicable margin).

The facility fee, the applicable margin over the Eurocurrency rate and the letter of credit issuance fee, are subject to change, based upon a grid determined by our long term debt ratings. The credit agreement is not subject to termination based upon a decrease in our debt ratings or a material adverse change.

In February 2008, the Company issued $600 million of 4.25% Senior Notes due 2013 and $900 million 5.30% Senior Notes due 2018 (collectively, the "Senior Notes"). The Senior Notes are senior unsecured and unsubordinated obligations of Honeywell and rank equally with all of Honeywell's existing and future senior unsecured debt and senior to all Honeywell's subordinated debt. The offering resulted in gross proceeds of $1.5 billion, offset by $13 million in discount and issuance costs.

In the first quarter of 2008, the Company repaid $200 million of its 6.2% Notes, primarily through issuance of commercial paper. In the second quarter of 2008, the Company repaid $200 million of its 7½% Notes, primarily from the issuance of commercial paper.

Note 15—Lease Commitments

Future minimum lease payments under operating leases having initial or remaining noncancellable lease terms in excess of one year are as follows:

	At December 31, 2008
2009	$ 323
2010	243
2011	184
2012	127
2013	101
Thereafter	314
	$1,292

We have entered into agreements to lease land, equipment and buildings. Principally all our operating leases have initial terms of up to 25 years, and some contain renewal options subject to customary conditions. At any time during the terms of some of our leases, we may at our option purchase the leased assets for amounts that approximate fair value. We do not expect that any of our commitments under the lease agreements will have a material adverse effect on our consolidated results of operations, financial position or liquidity.

(Dollars in millions, except per share amounts)

Rent expense was $383, $365 and $341 million in 2008, 2007 and 2006, respectively.

Note 16—Financial Instruments

Credit and Market Risk—Financial instruments, including derivatives, expose us to counterparty credit risk for nonperformance and to market risk related to changes in interest and currency exchange rates and commodity prices. We manage our exposure to counterparty credit risk through specific minimum credit standards, diversification of counterparties, and procedures to monitor concentrations of credit risk. Our counterparties in derivative transactions are substantial investment and commercial banks with significant experience using such derivative instruments. We monitor the impact of market risk on the fair value and cash flows of our derivative and other financial instruments considering reasonably possible changes in interest and currency exchange rates and restrict the use of derivative financial instruments to hedging activities.

We continually monitor the creditworthiness of our customers to which we grant credit terms in the normal course of business. While concentrations of credit risk associated with our trade accounts and notes receivable are considered minimal due to our diverse customer base, a significant portion of our customers are in the commercial air transport industry (aircraft manufacturers and airlines) accounting for approximately 20 percent of our consolidated sales in 2008. The terms and conditions of our credit sales are designed to mitigate or eliminate concentrations of credit risk with any single customer. Our sales are not materially dependent on a single customer or a small group of customers.

Foreign Currency Risk Management—We conduct our business on a multinational basis in a wide variety of foreign currencies. Our exposure to market risk for changes in foreign currency exchange rates arises from international financing activities between subsidiaries, foreign currency denominated monetary assets and liabilities and anticipated transactions arising from international trade. Our objective is to preserve the economic value of non-functional currency denominated cash flows. We attempt to hedge transaction exposures with natural offsets to the fullest extent possible and, once these opportunities have been exhausted, through foreign currency forward and option agreements with third parties. Our principal currency exposures relate to the U.S. dollar, Euro, British pound, Canadian dollar, Hong Kong dollar, Mexican peso, Swiss franc, Czech koruna, Chinese renminbi, Indian rupee and Japanese yen.

We hedge monetary assets and liabilities denominated in non-functional currencies. Prior to conversion into U.S dollars, these assets and liabilities are remeasured at spot exchange rates in effect on the balance sheet date. The effects of changes in spot rates are recognized in earnings and included in Other/(Income) Expense. We hedge our exposure to changes in foreign exchange rates principally with forward contracts. Forward contracts are marked-to-market with the resulting gains and losses similarly recognized in earnings offsetting the gains and losses on the non-functional currency denominated monetary assets and liabilities being hedged.

We partially hedge forecasted 2009 sales and purchases denominated in non-functional currencies with currency forward contracts. When a functional currency strengthens against nonfunctional currencies, the decline in value of forecasted non-functional currency cash inflows (sales) or outflows (purchases) is partially offset by the recognition of gains (sales) and losses (purchases), respectively, in the value of the forward contracts designated as hedges. Conversely, when a functional currency weakens against non-functional currencies, the increase in value of forecasted nonfunctional currency cash inflows (sales) or outflows (purchases) is partially offset by the recognition of losses (sales) and gains (purchases), respectively, in the value of the forward contracts designated as hedges. Market value gains and losses on these contracts are recognized in earnings when the hedged transaction is recognized. All open forward contracts mature by December 31, 2009.

At December 31, 2008 and 2007, we had contracts with notional amounts of $3,030 and $3,295 million, respectively, to exchange foreign currencies, principally the US dollar, Euro, British pound,

(Dollars in millions, except per share amounts)

Canadian dollar, Hong Kong dollar, Mexican peso, Swiss franc, Czech koruna, Chinese renminbi, Indian rupee and Japanese yen.

Commodity Price Risk Management—Our exposure to market risk for commodity prices can result in changes in our cost of production. We primarily mitigate our exposure to commodity price risk through the use of long-term, fixed-price contracts with our suppliers and formula price agreements with suppliers and customers. We also enter into forward commodity purchase agreements with third parties designated as hedges of anticipated purchases of several commodities. Forward commodity purchase agreements are marked-to-market, with the resulting gains and losses recognized in earnings when the hedged transaction is recognized.

Interest Rate Risk Management—We use a combination of financial instruments, including long-term, medium-term and short-term financing, variable-rate commercial paper, and interest rate swaps to manage the interest rate mix of our total debt portfolio and related overall cost of borrowing. At December 31, 2008, we had no interest rate swap agreements. At December 31, 2007, interest rate swap agreements designated as fair value hedges effectively changed $300 million of fixed rate debt at an average rate of 6.01 percent to LIBOR based floating rate debt.

Fair Value of Financial Instruments—The carrying value of cash and cash equivalents, trade accounts and notes receivables, payables, commercial paper and short-term borrowings contained in the Consolidated Balance Sheet approximates fair value. The Company holds investments in marketable equity securities that are designated as cost method investments and available for sale securities, as appropriate. Such investments are susceptible to market volatility and as a result are in unrealized loss positions as of December 31, 2008. The Company evaluated the near-term prospects of the investees in relation to the severity and duration of the impairments. Despite the unrealized loss position of certain investments of approximately $100 million, the Company concluded, as of December 31, 2008, that these investments were not other than temporarily impaired given the short duration of the unrealized loss position, the stable liquidity positions and financial condition of the investees, and the Company's intent and ability to hold these investments for a reasonable period of time sufficient for a forecasted recovery of fair value. Summarized below are the carrying values and fair values of our other financial instruments at December 31, 2008 and 2007. The fair values are based on the quoted market prices for the issues (if traded), current rates offered to us for debt of the same remaining maturity and characteristics, or other valuation techniques, as appropriate.

	December 31, 2008		December 31, 2007	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets				
Long-term receivables	$ 517	$ 471	$ 460	$ 428
Available for sale marketable equity securities	23	23	—	—
Cost method marketable equity securities	74	18	—	—
Interest rate swap agreements	—	—	20	20
Foreign currency exchange contracts	7	7	22	22
Forward commodity contracts	—	—	—	—
Liabilities				
Long-term debt and related current maturities	$(6,888)	$(7,082)	$(5,837)	$(5,928)
Foreign currency exchange contracts	(34)	(34)	(18)	(18)
Forward commodity contracts	(4)	(4)	—	—

(Dollars in millions, except per share amounts)

Note 17—Other Liabilities

Other liabilities consist of the following:

	December 31,	
	2008	2007
Pension and other employee related	$4,307	$1,536
Environmental	603	488
Income taxes	448	416
Insurance	175	143
Asset retirement obligations (1)	90	93
Deferred income	120	69
Other	371	314
	$6,114	$3,059

(1) Asset retirement obligations primarily relate to costs associated with the future retirement of nuclear fuel conversion facilities in our Specialty Materials segment and the future retirement of facilities in our Automation and Control Solutions segment.

A reconciliation of our liability for asset retirement obligations for the year ended December 31, 2008, is as follows:

	2008	2007
Change in asset retirement obligations:		
Balance at beginning of year	$ 93	$ 92
Liabilities settled	(7)	(3)
Adjustments	2	—
Accretion expense	2	4
Balance at end of year	$ 90	$ 93

Note 18—Capital Stock

We are authorized to issue up to 2,000,000,000 shares of common stock, with a par value of one dollar. Common shareowners are entitled to receive such dividends as may be declared by the Board, are entitled to one vote per share, and are entitled, in the event of liquidation, to share ratably in all the assets of Honeywell which are available for distribution to the common shareowners. Common shareowners do not have preemptive or conversion rights. Shares of common stock issued and outstanding or held in the treasury are not liable to further calls or assessments. There are no restrictions on us relative to dividends or the repurchase or redemption of common stock.

Under the Company's previously reported $3.0 billion share repurchase program, $1.3 billion remained available as of December 31, 2008 for additional share repurchases. The amount and timing of repurchases may vary depending on market conditions and the level of operating and other investing activities.

We are authorized to issue up to 40,000,000 shares of preferred stock, without par value, and can determine the number of shares of each series, and the rights, preferences and limitations of each series. At December 31, 2008, there was no preferred stock outstanding.

(Dollars in millions, except per share amounts)

Note 19—Accumulated Other Comprehensive Income (Loss)

Total accumulated other comprehensive income (loss) is included in the Consolidated Statement of Shareowners' Equity. The changes in Accumulated Other Comprehensive Income (Loss) are as follows:

	Pretax	Tax	After-Tax
Year Ended December 31, 2008			
Foreign exchange translation adjustments	$ (614)	$ —	$ (614)
Change in fair value of effective cash flow hedges	(40)	16	(24)
Change in fair value of available for sale investments	(51)	—	(51)
Pension and postretirement benefit adjustment	(4,159)	1,583	(2,576)
	$(4,864)	$1,599	$(3,265)
Year Ended December 31, 2007			
Foreign exchange translation adjustments	$ 248	$ —	$ 248
Change in fair value of effective cash flow hedges	(5)	2	(3)
Pension and postretirement benefit adjustment	803	(285)	518
	$ 1,046	$ (283)	$ 763
Year Ended December 31, 2006			
Foreign exchange translation adjustments	$ 233	$ —	$ 233
Change in fair value of effective cash flow hedges	(5)	2	(3)
Minimum pension liability adjustment	268	(72)	196
Pension and postretirement benefit adjustment	(2,620)	912	(1,708)
	$(2,124)	$ 842	$(1,282)

The components of Accumulated Other Comprehensive Income (Loss) are as follows:

	December 31, 2008	December 31, 2007
Cumulative foreign exchange translation adjustments	$ 209	$ 823
Fair value of effective cash flow hedges	(22)	2
Fair value of available for sale investments	(51)	—
Pension and postretirement benefit adjustment	(3,945)	(1,369)
	$(3,809)	$ (544)

Note 20—Stock-Based Compensation Plans

We have stock-based compensation plans available to grant non-qualified stock options, incentive stock options, stock appreciation rights, restricted units and restricted stock to key employees. Under the 2006 Stock Incentive Plan of Honeywell International Inc. and its Affiliates (the Plan), a maximum of 43 million shares of Honeywell common stock may be awarded. We expect that common stock awarded on an annual basis will be between 1.0 and 1.5 percent of total common stock outstanding. Additionally, under the 2006 Stock Plan for Non-Employee Directors of Honeywell International Inc. (the Directors Plan) 500,000 shares of Honeywell common stock may be awarded.

Stock Options—The exercise price, term and other conditions applicable to each option granted under our stock plans are generally determined by the Management Development and Compensation Committee of the Board. The exercise price of stock options is set on the grant date and may not be less than the fair market value per share of our stock on that date. The fair value is recognized as an

(Dollars in millions, except per share amounts)

expense over the employee's requisite service period (generally the vesting period of the award). Options generally vest over a four-year period and expire after ten years.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. Expected volatility is based on implied volatilities from traded options on Honeywell common stock. We used a Monte Carlo simulation model to derive an expected term. Such model uses historical data to estimate option exercise activity and post-vest termination behavior. The expected term represents an estimate of the time options are expected to remain outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. treasury yield curve in effect at the time of grant.

Compensation cost on a pre-tax basis related to stock options recognized in operating results (included in selling, general and administrative expenses) under SFAS No. 123R in 2008, 2007 and 2006 was $51, $65 and $77 million, respectively. The associated future income tax benefit recognized in 2008, 2007 and 2006 was $19, $25 and $28 million, respectively. Compensation cost related to stock options recognized in our Consolidated Statement of Operations in 2008, 2007 and 2006 includes (1) compensation cost for stock option awards granted prior to, but not yet vested as of December 31, 2005, based on the grant-date fair value estimated in accordance with the pro forma provisions of SFAS No. 123 and (2) compensation cost for stock option awards granted subsequent to December 31, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R.

The following table sets forth fair value per share information, including related weighted-average assumptions, used to determine compensation cost consistent with the requirements of SFAS No. 123R.

	Years Ended December 31,		
	2008	2007	2006
Weighted average fair value per share of options granted during the year(1)	$13.81	$10.27	$ 9.44
Assumptions:			
Expected annual dividend yield	1.88%	2.09%	2.15%
Expected volatility	26.35%	20.18%	22.32%
Risk-free rate of return	3.09%	4.66%	4.63%
Expected option term (years)	5.2	5.3	5.0

(1) Estimated on date of grant using Black-Scholes option-pricing model.

(Dollars in millions, except per share amounts)

The following table summarizes information about stock option activity for the three years ended December 31, 2008:

	Number of Options	Weighted Average Exercise Price
Outstanding at December 31, 2005	59,218,255	$38.50
Granted	9,193,200	42.35
Exercised	(11,466,491)	33.61
Lapsed or canceled	(2,712,287)	42.27
Outstanding at December 31, 2006	54,232,677	39.98
Granted	5,963,500	47.59
Exercised	(16,037,530)	36.95
Lapsed or canceled	(2,761,278)	45.74
Outstanding at December 31, 2007	41,397,369	41.88
Granted	5,024,820	58.46
Exercised	(3,577,707)	37.40
Lapsed or canceled	(1,910,960)	49.16
Outstanding at December 31, 2008	40,933,522	$43.97
Vested and expected to vest at December 31, 2008(1)	39,172,640	$43.49
Exercisable at December 31, 2008	30,314,667	$41.40

(1) The expected to vest options are the result of applying the pre-vesting forfeiture rate assumption to total outstanding options.

The following table summarizes information about stock options outstanding and exercisable at December 31, 2008:

	Options Outstanding				Options Exercisable		
Range of exercise prices	Number Outstanding	Weighted Average Life(1)	Weighted Average Exercise Price	Aggregate Intrinsic Value	Number Exercisable	Weighted Average Exercise Price	Aggregate Intrinsic Value
$21.75–$32.99	2,762,141	4.16	$24.29	$24	2,759,141	$24.28	$24
$33.00–$39.99	14,849,698	4.54	35.89	—	14,792,148	35.89	—
$40.00–$49.99	13,211,076	6.73	44.54	—	7,523,146	43.81	—
$50.00–$74.95	10,110,607	4.92	60.46	—	5,240,232	62.46	—
	40,933,522	5.31	43.97	$24	30,314,667	41.40	$24

(1) Average remaining contractual life in years.

There were 28,624,279 and 37,902,956 options exercisable at weighted average exercise prices of $41.14 and $40.16 at December 31, 2007 and 2006, respectively. There were 33,712,148 shares available for future grants under the terms of our stock option plans at December 31, 2008.

The total intrinsic value of options (which is the amount by which the stock price exceeded the exercise price of the options on the date of exercise) exercised during 2008, 2007 and 2006 was $76, $281 and $92 million, respectively. During 2008, 2007 and 2006, the amount of cash received from the exercise of stock options was $134, $592 and $385 million, respectively, with an associated tax benefit realized of $28, $101 and $31 million, respectively. Consistent with the requirements of SFAS No. 123R, in 2008, 2007 and 2006 we classified $21, $86 and $31 million, respectively, of this benefit as a financing cash inflow in the Consolidated Statement of Cash Flows, and the balance was classified as cash from operations.

At December 31, 2008, there was $77 million of total unrecognized compensation cost related to non-vested stock option awards which is expected to be recognized over a weighted-average period of 2.66 years. The total fair value of options vested during 2008, 2007 and 2006 was $63, $83 and $70 million, respectively.

(Dollars in millions, except per share amounts)

Restricted Stock Units—Restricted stock unit (RSU) awards entitle the holder to receive one share of common stock for each unit when the units vest. RSU's are issued to certain key employees at fair market value at the date of grant as compensation. RSUs typically become fully vested over periods ranging from three to seven years and are payable in Honeywell common stock upon vesting.

The following table summarizes information about RSU activity for the three years ended December 31, 2008:

	Number of Restricted Stock Units	Weighted Average Grant Date Fair Value Per Share
Non-vested at December 31, 2005	3,965,531	$32.97
Granted	1,948,650	$39.11
Vested	(759,015)	$30.04
Forfeited	(403,167)	$34.25
Non-vested at December 31, 2006	4,751,999	$35.85
Granted	1,980,850	$54.47
Vested	(372,105)	$32.48
Forfeited	(503,747)	$37.93
Non-vested at December 31, 2007	5,856,997	$42.18
Granted	2,087,934	$54.56
Vested	(694,660)	$35.82
Forfeited	(424,554)	$41.94
Non-vested at December 31, 2008	6,825,717	$46.63

As of December 31, 2008, there was approximately $179 million of total unrecognized compensation cost related to non-vested RSUs granted under our stock plans which is expected to be recognized over a weighted-average period of 2.0 years. Compensation expense related to RSUs was $77, $47 and $29 million in 2008, 2007 and 2006, respectively.

Non-Employee Directors' Plan—Under the Directors' Plan each new director receives a one-time grant of 3,000 restricted stock units that will vest on the fifth anniversary of continuous Board service.

The Directors' Plan also provides for an annual grant to each director of options to purchase 5,000 shares of common stock at the fair market value on the date of grant. Options generally become exercisable over a four-year period and expire after ten years.

Note 21—Commitments and Contingencies

Environmental Matters

We are subject to various federal, state, local and foreign government requirements relating to the protection of the environment. We believe that, as a general matter, our policies, practices and procedures are properly designed to prevent unreasonable risk of environmental damage and personal injury and that our handling, manufacture, use and disposal of hazardous substances are in accordance with environmental and safety laws and regulations. However, mainly because of past operations and operations of predecessor companies, we, like other companies engaged in similar businesses, have incurred remedial response and voluntary cleanup costs for site contamination and are a party to lawsuits and claims associated with environmental and safety matters, including past production of products containing hazardous substances. Additional lawsuits, claims and costs involving environmental matters are likely to continue to arise in the future.

(Dollars in millions, except per share amounts)

With respect to environmental matters involving site contamination, we continually conduct studies, individually or jointly with other potentially responsible parties, to determine the feasibility of various remedial techniques. It is our policy to record appropriate liabilities for environmental matters when remedial efforts or damage claim payments are probable and the costs can be reasonably estimated. Such liabilities are based on our best estimate of the undiscounted future costs required to complete the remedial work. The recorded liabilities are adjusted periodically as remediation efforts progress or as additional technical, regulatory or legal information becomes available. Given the uncertainties regarding the status of laws, regulations, enforcement policies, the impact of other potentially responsible parties, technology and information related to individual sites, we do not believe it is possible to develop an estimate of the range of reasonably possible environmental loss in excess of our recorded liabilities. We expect to fund expenditures for these matters from operating cash flow. The timing of cash expenditures depends on a number of factors, including the timing of remedial investigations and feasibility studies, the timing of litigation and settlements of remediation liability, personal injury and property damage claims, regulatory approval of cleanup projects, remedial techniques to be utilized and agreements with other parties. The following table summarizes information concerning our recorded liabilities for environmental costs:

	Years Ended December,		
	2008	2007	2006
Beginning of year	$ 799	$ 831	$ 879
Accruals for environmental matters deemed probable and reasonably estimable	466	230	218
Environmental liability payments	(320)	(267)	(264)
Other adjustments	1	5	(2)
End of year	$ 946	$ 799	$ 831

See Note 3, Repositioning and Other Charges, for more detail regarding accruals for environmental matters during 2008.

Environmental liabilities are included in the following balance sheet accounts:

	December 31, 2008	December 31, 2007
Accrued liabilities	$343	$311
Other liabilities	603	488
	$946	$799

Although we do not currently possess sufficient information to reasonably estimate the amounts of liabilities to be recorded upon future completion of studies, litigation or settlements, and neither the timing nor the amount of the ultimate costs associated with environmental matters can be determined, they could be material to our consolidated results of operations or operating cash flows in the periods recognized or paid. However, considering our past experience and existing reserves, we do not expect that these environmental matters will have a material adverse effect on our consolidated financial position.

New Jersey Chrome Sites—Provisions have been made in our financial statements for the estimated costs of the court-ordered excavation and transport for offsite disposal of approximately one million tons of chromium residue present at a predecessor Honeywell site located in Jersey City, New Jersey, known as Study Area 7. These expenditures have been and are expected to continue to be incurred evenly through the remedy's expected completion date in 2010. We do not expect implementation of this remedy to have a material adverse effect on our future consolidated results of operations, operating cash flows or financial position. Provision also has been made in our financial statements for the estimated costs of implementing related groundwater remedial plans approved by

(Dollars in millions, except per share amounts)

the Court, as well as sediment remedial plans, which also have been approved by the Court and are presently under review by the U.S. Environmental Protection Agency.

The above-referenced site is the most significant of the twenty-one sites located in Hudson County, New Jersey that are the subject of an Administrative Consent Order (ACO) entered into with the New Jersey Department of Environmental Protection (NJDEP) in 1993 (the "Honeywell ACO Sites"). Remedial investigations and activities consistent with the ACO have also been conducted and are underway at the other Honeywell ACO Sites. We have recorded reserves for the Honeywell ACO Sites where appropriate under the accounting policy described above.

On May 3, 2005, NJDEP filed a lawsuit in New Jersey Superior Court against Honeywell and two other companies seeking declaratory and injunctive relief, unspecified damages, and the reimbursement of unspecified total costs relating to sites in New Jersey allegedly contaminated with chrome ore processing residue. The claims against Honeywell relate to the activities of a predecessor company which ceased its New Jersey manufacturing operations in the mid-1950's. Honeywell and the two other companies have agreed to settle this litigation with NJDEP, subject to Court approval. Under the settlement, Honeywell would pay $5 million of NJDEP's past costs, as well as accept sole responsibility to remediate 24 of the 53 "Publicly Funded Sites" (i.e., those sites for which none of the three companies had previously accepted responsibility). Honeywell would also bear 50% of the costs at another 10 Publicly Funded Sites. We have recorded reserves for the Publicly Funded Sites where appropriate under the accounting policy described above.

Lawsuits were previously filed in federal court against Honeywell and other landowners by Jersey City and two of its municipal utility authorities, and separately by a citizens group seeking, the cleanup of chromium residue at several of the Honeywell ACO Sites under the federal Resource Conservation and Recovery Act (RCRA). Honeywell, Jersey City, the municipal utility authorities and the citizens group have agreed to settle claims relating to a group of properties known as Study Area 6 North, which settlement has been approved by the Court. These sites and other related sites have been classified by Jersey City as an area in need of redevelopment and Jersey City has approved a redevelopment plan and agreement regarding these sites. As part of this settlement, Honeywell has also agreed to release claims it may have had against Jersey City and its municipal utility authorities for contamination of river sediments and for the remediation of chrome residue at the Publicly Funded Sites that are sewer lines. Honeywell and the plaintiffs have reached a settlement for one group of properties (known as Study Area 6 South), and that settlement has been approved by the Court. The remedial actions regarding the settlements discussed above are consistent with our recorded reserves. Settlement negotiations are ongoing for the remaining sites (portions of what is known as Study Area 5) in the litigation.

Dundalk Marine Terminal, Baltimore—Chrome residue from legacy chrome plant operations in Baltimore was deposited as fill at the Dundalk Marine Terminal ("DMT"), which is owned and operated by the Maryland Port Administration ("MPA"). Honeywell and the MPA have been sharing costs to investigate and mitigate related environmental issues, and have entered into a cost sharing agreement under which Honeywell will bear a 77 percent share of the costs of developing and implementing permanent remedies for the DMT facility. The investigative phase is ongoing, after which the appropriate remedies will be identified and chosen. We have negotiated a Consent Decree with the MPA and Maryland Department of the Environment ("MDE") with respect to the investigation and remediation of the DMT facility. The Consent Decree is being challenged in federal court by BUILD, a Baltimore community group, together with a local church and two individuals (collectively "BUILD"). In October 2007, the Court dismissed with prejudice BUILD's state law claims and dismissed without prejudice BUILD's RCRA claims regarding neighborhoods near the DMT facility. In August 2008, the Court held a hearing on the Company's motion to dismiss BUILD's remaining claims on the grounds that MDE is diligently prosecuting the investigation and remediation of the DMT. We are awaiting the Court's decision. We do not believe that this matter will have a material adverse impact on our

(Dollars in millions, except per share amounts)

consolidated financial position or operating cash flows. Given the scope and complexity of this project, it is possible that the cost of remediation, when determinable, could have a material adverse impact on our results of operations in the periods recognized.

Onondaga Lake, Syracuse, NY—A predecessor company to Honeywell operated a chemical plant which is alleged to have contributed mercury and other contaminants to the Lake. In July 2005, the New York State Department of Environmental Conservation (the DEC) issued its Record of Decision (ROD) with respect to remediation of industrial contamination in the Lake. In January 2007, a Consent Decree was approved by the United States District Court for the Northern District of New York for the implementation of the combined dredging/capping remedy set forth in the ROD. We have accrued for our estimated cost of implementing the remedy set forth in the ROD based on current available information and analysis performed by our engineering consultants.

In December 2006, the United States Fish and Wildlife Service published notice of its intent to pursue natural resource damages related to the site. It is not possible to predict the outcome or timing of its assessments, which are typically lengthy processes lasting several years, or the amounts of or responsibility for these damages.

Honeywell is also conducting remedial investigations and activities at other sites in Syracuse, New York. We have recorded reserves for these investigations and activities where appropriate under the accounting policy described above.

Asbestos Matters

Like many other industrial companies, Honeywell is a defendant in personal injury actions related to asbestos. We did not mine or produce asbestos, nor did we make or sell insulation products or other construction materials that have been identified as the primary cause of asbestos related disease in the vast majority of claimants. Products containing asbestos previously manufactured by Honeywell or by previously owned subsidiaries primarily fall into two general categories: refractory products and friction products.

Refractory Products—Honeywell owned North American Refractories Company (NARCO) from 1979 to 1986. NARCO produced refractory products (high temperature bricks and cement) that were sold largely to the steel industry in the East and Midwest. Less than 2 percent of NARCO'S products contained asbestos.

When we sold the NARCO business in 1986, we agreed to indemnify NARCO with respect to personal injury claims for products that had been discontinued prior to the sale (as defined in the sale agreement). NARCO retained all liability for all other claims. On January 4, 2002, NARCO filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code.

As a result of the NARCO bankruptcy filing, all of the claims pending against NARCO are automatically stayed pending the reorganization of NARCO. In addition, the bankruptcy court enjoined both the filing and prosecution of NARCO-related asbestos claims against Honeywell. The stay has remained in effect continuously since January 4, 2002. In connection with NARCO's bankruptcy filing, we paid NARCO's parent company $40 million and agreed to provide NARCO with up to $20 million in financing. We also agreed to pay $20 million to NARCO's parent company upon the filing of a plan of reorganization for NARCO acceptable to Honeywell (which amount was paid in December 2005 following the filing of NARCO's Third Amended Plan of Reorganization), and to pay NARCO's parent company $40 million, and to forgive any outstanding NARCO indebtedness to Honeywell, upon the effective date of the plan of reorganization.

We believe that, as part of the NARCO plan of reorganization, a trust will be established for the benefit of all asbestos claimants, current and future, pursuant to Trust Distribution Procedures negotiated with the NARCO Asbestos Claimants Committee and the Court-appointed legal representative for future asbestos claimants. If the trust is put in place and approved by the Court

(Dollars in millions, except per share amounts)

as fair and equitable, Honeywell as well as NARCO will be entitled to a permanent channeling injunction barring all present and future individual actions in state or federal courts and requiring all asbestos related claims based on exposure to NARCO products to be made against the federally-supervised trust. Honeywell has reached agreement with the representative for future NARCO claimants and the Asbestos Claimants Committee to cap its annual contributions to the trust with respect to future claims at a level that would not have a material impact on Honeywell's operating cash flows.

In November 2007, the Bankruptcy Court entered an amended order confirming the NARCO Plan without modification and approving the 524(g) trust and channeling injunction in favor of NARCO and Honeywell. In December 2007, certain insurers filed an appeal of the Bankruptcy Court Order in the United States District Court for the Western District of Pennsylvania. The District Court affirmed the Bankruptcy Court Order in July 2008. In August 2008, insurers filed a notice of appeal to the Third Circuit Court of Appeals. No assurances can be given as to the time frame or outcome of this appeal. We expect that the stay enjoining litigation against NARCO and Honeywell will remain in effect during the pendency of these proceedings.

Our consolidated financial statements reflect an estimated liability for settlement of pending and future NARCO-related asbestos claims as of December 31, 2008 and 2007 of $1.1 billion. The estimated liability for pending claims is based on terms and conditions, including evidentiary requirements, in definitive agreements with approximately 260,000 current claimants, and an estimate of the unsettled claims pending as of the time NARCO filed for bankruptcy protection. Substantially all settlement payments with respect to current claims have been made. Approximately $100 million of payments due pursuant to these settlements is due only upon establishment of the NARCO trust.

The estimated liability for future claims represents the estimated value of future asbestos related bodily injury claims expected to be asserted against NARCO through 2018 and the aforementioned obligations to NARCO's parent. In light of the uncertainties inherent in making long-term projections we do not believe that we have a reasonable basis for estimating asbestos claims beyond 2018 under SFAS No. 5, "Accounting for Contingencies". The estimate is based upon the disease criteria and payment values contained in the NARCO Trust Distribution Procedures negotiated with the NARCO Asbestos Claimants Committee and the NARCO future claimants' representative. Honeywell projected the probable number and value, including trust claim handling costs, of asbestos related future liabilities based upon experience of asbestos claims filing rates in the tort system and in certain operating asbestos trusts, and the claims experience in those forums. The valuation methodology also includes an analysis of the population likely to have been exposed to asbestos containing products, epidemiological studies to estimate the number of people likely to develop asbestos related diseases, NARCO claims filing history, the pending inventory of NARCO asbestos related claims and payment rates expected to be established by the NARCO trust. This methodology used to estimate the liability for future claims has been commonly accepted by numerous courts and resulted in a range of estimated liability for future claims of $743 to $961 million. We believe that no amount within this range is a better estimate than any other amount and accordingly, in December 2006 we recorded the minimum amount in the range which resulted in a reduction of $207 million in our estimated liability for future NARCO-related asbestos claims. There has been no new data or developments during 2008 or 2007 which would warrant a change in our estimated liability for future NARCO-related asbestos claims.

As of December 31, 2008 and 2007, our consolidated financial statements reflect an insurance receivable corresponding to the liability for settlement of pending and future NARCO-related asbestos claims of $877 and $939 million, respectively. This coverage reimburses Honeywell for portions of the costs incurred to settle NARCO related claims and court judgments as well as defense costs and is provided by a large number of insurance policies written by dozens of insurance companies in both the domestic insurance market and the London excess market. At December 31, 2008, a significant

(Dollars in millions, except per share amounts)

portion of this coverage is with insurance companies with whom we have agreements to pay full policy limits based on corresponding Honeywell claims costs. We conduct analyses to determine the amount of insurance that we estimate is probable of recovery in relation to payment of current and estimated future claims. While the substantial majority of our insurance carriers are solvent, some of our individual carriers are insolvent, which has been considered in our analysis of probable recoveries. We made judgments concerning insurance coverage that we believe are reasonable and consistent with our historical dealings with our insurers, our knowledge of any pertinent solvency issues surrounding insurers and various judicial determinations relevant to our insurance programs.

In the second quarter of 2006, Travelers Casualty and Insurance Company ("Travelers") filed a lawsuit against Honeywell and other insurance carriers in the Supreme Court of New York, County of New York, disputing obligations for NARCO-related asbestos claims under high excess insurance coverage issued by Travelers and other insurance carriers. Approximately $340 million of coverage under these policies is included in our NARCO-related insurance receivable at December 31, 2008. Honeywell believes it is entitled to the coverage at issue and has filed counterclaims in the Superior Court of New Jersey seeking, among other things, declaratory relief with respect to this coverage. In the third quarter of 2007, Honeywell prevailed in the New York action on a critical choice of law issue concerning the appropriate method of allocating NARCO-related asbestos liabilities to triggered policies. The Court's ruling is subject to appeal. Honeywell expects to prevail in this matter based upon (i) our understanding of relevant facts and applicable law, (ii) the terms of insurance policies at issue, (iii) our experience on matters of this nature, and (iv) the advice of counsel, and thus we believe that the amount due from Travelers and other insurance carriers ($340 million at December 31, 2008) is probable of recovery. While Honeywell expects to prevail in this matter, an adverse outcome could have a material impact on our results of operations in the period recognized but would not be material to our consolidated financial position or operating cash flows.

Projecting future events is subject to many uncertainties that could cause the NARCO related asbestos liabilities or assets to be higher or lower than those projected and recorded. There is no assurance that the plan of reorganization will become final, that insurance recoveries will be timely or whether there will be any NARCO related asbestos claims beyond 2018. Given the inherent uncertainty in predicting future events, we review our estimates periodically, and update them based on our experience and other relevant factors. Similarly we will reevaluate our projections concerning our probable insurance recoveries in light of any changes to the projected liability or other developments that may impact insurance recoveries.

Friction Products—Honeywell's Bendix friction materials (Bendix) business manufactured automotive brake parts that contained chrysotile asbestos in an encapsulated form. Existing and potential claimants consist largely of individuals who allege exposure to asbestos from brakes from either performing or being in the vicinity of individuals who performed brake replacements.

From 1981 through December 31, 2008, we have resolved approximately 117,000 Bendix related asbestos claims. We had 127 trials resulting in favorable verdicts and 12 trials resulting in adverse verdicts. Two of these adverse verdicts were reversed on appeal, three claims were settled and the remaining have been or will be appealed. The following tables present information regarding Bendix related asbestos claims activity:

Claims Activity	Years Ended December 31, 2008	2007
Claims Unresolved at the beginning of year	51,658	57,108
Claims Filed	4,003	2,771
Claims Resolved	(3,710)	(8,221)
Claims Unresolved at the end of year	51,951	51,658

(Dollars in millions, except per share amounts)

Disease Distribution of Unresolved Claims	December 31, 2008	December 31, 2007
Mesothelioma and Other Cancer Claims	5,575	5,011
Other Claims	46,376	46,647
Total Claims	51,951	51,658

Approximately 45 percent of the approximately 52,000 pending claims at December 31, 2008 are on the inactive, deferred, or similar dockets established in some jurisdictions for claimants who allege minimal or no impairment. The approximately 52,000 pending claims also include claims filed in jurisdictions such as Texas, Virginia, and Mississippi that historically allowed for consolidated filings. In these jurisdictions, plaintiffs were permitted to file complaints against a pre-determined master list of defendants, regardless of whether they have claims against each individual defendant. Many of these plaintiffs may not actually intend to assert claims against Honeywell. Based on state rules and prior experience in these jurisdictions, we anticipate that many of these claims will ultimately be dismissed.

Honeywell has experienced average resolution values per claim excluding legal costs as follows:

	Years Ended December 31, 2008	2007	2006
	(in whole dollars)		
Malignant claims	$65,000	$33,000	$33,000
Nonmalignant claims	$ 1,500	$ 500	$ 250

It is not possible to predict whether resolution values for Bendix related asbestos claims will increase, decrease or stabilize in the future.

Our consolidated financial statements reflect an estimated liability for resolution of pending and future Bendix related asbestos claims of $578 and $517 million at December 31, 2008 and 2007, respectively. Prior to December 2006, we only accrued for the estimated cost of pending Bendix related asbestos claims as we could not reasonably estimate losses which could arise from future Bendix related asbestos claims. In December 2006, due to the steady three-year decline in the rate of Bendix related asbestos claims filed and reduced volatility in those rates, we felt that it was possible to determine a reasonable estimate of the costs that would be incurred for claims filed over the next five years. Accordingly, we recorded a reserve of $335 million for the estimated cost of future Bendix related asbestos claims based on the historic claims filing experience, disease classifications, expected resolution values, and historic dismissal rates. In the fourth quarter of each year we update our analysis of the estimated cost of future Bendix related asbestos claims. Such updates resulted in a reduction of the reserve to $327 million at December 31, 2007 and an increase of the reserve to $370 million at December 31, 2008. In December 2006, we also changed our methodology for valuing Bendix pending and future claims from using average resolution values for the previous five years to using average resolution values for the previous two years which resulted in a reduction of $118 million in the reserve for pending Bendix claims in the fourth quarter of 2006. The claims filing experience and resolution data for Bendix related claims has become more reliable over the past several years. Accordingly, in the fourth quarter of 2007, we updated our methodology for valuing Bendix pending and future claims using the average resolution values for the past three years of data, which resulted in a $10 million reduction in the reserve for pending Bendix claims. In the fourth quarter of 2008, we updated the resolution values used to estimate the cost of pending and future Bendix claims resulting in a $5 million increase in the reserve for pending Bendix claims. We will continue to update the expected resolution values used to estimate the cost of pending and future Bendix claims during the fourth quarter each year.

The estimated liability for future claims represents the estimated value of future asbestos related bodily injury claims expected to be asserted against Bendix over the next five years. In light of the uncertainties inherent in making long-term projections, as well as certain factors unique to friction

(Dollars in millions, except per share amounts)

product asbestos claims, we do not believe that we have a reasonable basis for estimating asbestos claims beyond the next five years under SFAS No. 5, "Accounting for Contingencies". The estimate is based upon Bendix historical experience in the tort system for the three years ended December 31, 2008 with respect to claims filing and resolution values. The methodology used to estimate the liability for future claims has been commonly accepted by numerous courts. It is similar to that used to estimate the future NARCO related asbestos claims liability.

Honeywell currently has approximately $1.9 billion of insurance coverage remaining with respect to pending and potential future Bendix related asbestos claims, of which $156 and $197 million are reflected as receivables in our consolidated balance sheet at December 31, 2008 and 2007, respectively. This coverage is provided by a large number of insurance policies written by dozens of insurance companies in both the domestic insurance market and the London excess market. Insurance receivables are recorded in the financial statements simultaneous with the recording of the liability for the estimated value of the underlying asbestos claims. The amount of the insurance receivable recorded is based on our ongoing analysis of the insurance that we estimate is probable of recovery. This determination is based on our analysis of the underlying insurance policies, our historical experience with our insurers, our ongoing review of the solvency of our insurers, our interpretation of judicial determinations relevant to our insurance programs, and our consideration of the impacts of any settlements reached with our insurers. Insurance receivables are also recorded when structured insurance settlements provide for future fixed payment streams that are not contingent upon future claims or other events. Such amounts are recorded at the net present value of the fixed payment stream.

On a cumulative historical basis, Honeywell has recorded insurance receivables equal to approximately 50 percent of the value of the underlying asbestos claims recorded. However, because there are gaps in our coverage due to insurance company insolvencies, certain uninsured periods, and insurance settlements, this rate is expected to decline for any future Bendix related asbestos liabilities that may be recorded. Future recoverability rates may also be impacted by numerous other factors, such as future insurance settlements, insolvencies and judicial determinations relevant to our coverage program, which are difficult to predict. Assuming continued defense and indemnity spending at current levels, we estimate that the cumulative recoverability rate could decline over the next five years to approximately 40 percent.

Honeywell believes it has sufficient insurance coverage and reserves to cover all pending Bendix related asbestos claims and Bendix related asbestos claims estimated to be filed within the next five years. Although it is impossible to predict the outcome of either pending or future Bendix related asbestos claims, we do not believe that such claims would have a material adverse effect on our consolidated financial position in light of our insurance coverage and our prior experience in resolving such claims. If the rate and types of claims filed, the average resolution value of such claims and the period of time over which claim settlements are paid (collectively, the "Variable Claims Factors") do not substantially change, Honeywell would not expect future Bendix related asbestos claims to have a material adverse effect on our results of operations or operating cash flows in any fiscal year. No assurances can be given, however, that the Variable Claims Factors will not change.

(Dollars in millions, except per share amounts)

Refractory and Friction Products—The following tables summarize information concerning NARCO and Bendix asbestos related balances:

Asbestos Related Liabilities

	Year Ended December 31, 2008			Year Ended December 31, 2007			Year Ended December 31, 2006		
	Bendix	NARCO	Total	Bendix	NARCO	Total	Bendix	NARCO	Total
Beginning of year	$ 517	$1,138	$1,655	$ 528	$1,291	$1,819	$ 287	$1,782	$2,069
Accrual for pending claims and defense costs incurred	153	—	153	122	—	122	125	—	125
Accrual for estimated cost of future claims	43	—	43	—	—	—	335	—	335
Reduction in estimated cost of future claims	—	—	—	(8)	—	(8)	—	(207)	(207)
Asbestos related liability payments	(140)	(7)	(147)	(115)	(153)	(268)	(103)	(316)	(419)
Settlement with plaintiff firms of certain pending asbestos claims	—	—	—	—	—	—	—	32	32
Update of expected resolution values for pending claims	5	—	5	(10)	—	(10)	(118)	—	(118)
Other	—	—	—	—	—	—	2	—	2
End of year	$ 578	$1,131	$1,709	$ 517	$1,138	$1,655	$ 528	$1,291	$1,819

Insurance Recoveries for Asbestos Related Liabilities

	Year Ended December 31, 2008			Year Ended December 31, 2007			Year Ended December 31, 2006		
	Bendix	NARCO	Total	Bendix	NARCO	Total	Bendix	NARCO	Total
Beginning of year	$ 197	$939	$1,136	$ 302	$955	$1,257	$ 377	$1,096	$1,473
Probable insurance recoveries related to claims filed	39	—	39	6	—	6	11	—	11
Probable insurance recoveries related to annual update of expected resolution values for pending claims	1	—	1	(4)	—	(4)	39	—	39
Insurance receipts for asbestos related liabilities	(116)	(62)	(178)	(107)	(16)	(123)	(166)	(100)	(266)
Insurance receivables settlements and write-offs(1)	36	—	36	—	—	—	34	(41)	(7)
Other	(1)	—	(1)	—	—	—	7	—	7
End of year	$ 156	$877	$1,033	$ 197	$939	$1,136	$ 302	$ 955	$1,257

(1) In 2008, $36 million reflects gains from settlements with two Bendix insurance carriers. In 2006, $34 million reflects gains from settlements with two Bendix insurance carriers and $41 million represents the write-down of the NARCO insurance receivable to reflect the reduction in the estimated cost of future claims.

(Dollars in millions, except per share amounts)

NARCO and Bendix asbestos related balances are included in the following balance sheet accounts:

	December 31,	
	2008	2007
Other current assets	$ 4	$ 50
Insurance recoveries for asbestos related liabilities	1,029	1,086
	$1,033	$1,136
Accrued liabilities	$ 171	$ 250
Asbestos related liabilities	1,538	1,405
	$1,709	$1,655

Other Matters

We are subject to a number of other lawsuits, investigations and disputes (some of which involve substantial amounts claimed) arising out of the conduct of our business, including matters relating to commercial transactions, government contracts, product liability, prior acquisitions and divestitures, employee benefit plans, intellectual property, and health and safety matters. We recognize a liability for any contingency that is probable of occurrence and reasonably estimable. We continually assess the likelihood of adverse judgments of outcomes in these matters, as well as potential ranges of possible losses (taking into consideration any insurance recoveries), based on a careful analysis of each matter with the assistance of outside legal counsel and, if applicable, other experts. Included in these other matters are the following:

Allen, et al. v. Honeywell Retirement Earnings Plan—Pursuant to a settlement approved by the U.S. District Court for the District of Arizona in February 2008, 18 of 21 claims alleged by plaintiffs in this class action lawsuit were dismissed with prejudice in exchange for approximately $35 million and the maximum aggregate liability for the remaining three claims (alleging that Honeywell impermissibly reduced the pension benefits of certain employees of a predecessor entity when the plan was amended in 1983 and failed to calculate benefits in accordance with the terms of the plan) was capped at $500 million. Any amounts payable, including the settlement amount, have or will be paid from the Company's pension plan. We continue to expect to prevail on the remaining claims in light of applicable law and our substantial affirmative defenses, which have not yet been considered by the Court. Accordingly, we do not believe that a liability is probable of occurrence and reasonably estimable with respect to these claims and we have not recorded a provision for the remaining claims in our financial statements.

Quick Lube—On March 31, 2008, S&E Quick Lube, a filter distributor, filed suit in U.S. District Court for the District of Connecticut alleging that twelve filter manufacturers, including Honeywell, engaged in a conspiracy to fix prices, rig bids and allocate U.S. customers for aftermarket automotive filters. This suit is a purported class action on behalf of direct purchasers of filters from the defendants. Parallel purported class actions, including on behalf of indirect purchasers of filters, have been filed by other plaintiffs in a variety of jurisdictions in the United States and Canada. The U.S cases have been consolidated into a single multi-district litigation in the Northern District of Illinois. We intend to vigorously defend the claims raised in these actions. The Antitrust Division of the Department of Justice (DOJ) is also investigating the allegations raised in these suits. We are fully cooperating with the DOJ investigation.

Gyros—In March 2008, the U.S. Department of State advised Honeywell that it is reviewing Honeywell's compliance with applicable U.S. export controls in connection with the Company's export of its GG1320 gyros and related inertial navigation systems under State and Commerce Department

(Dollars in millions, except per share amounts)

licenses. In December 2008, the U.S. Department of State notified Honeywell that it had completed its review of this matter without imposition of fines or penalties.

Given the uncertainty inherent in litigation and investigations (including the specific matters referenced above), we do not believe it is possible to develop estimates of reasonably possible loss in excess of current accruals for these matters. Considering our past experience and existing accruals, we do not expect the outcome of these matters, either individually or in the aggregate, to have a material adverse effect on our consolidated financial position. Because most contingencies are resolved over long periods of time, potential liabilities are subject to change due to new developments, changes in settlement strategy or the impact of evidentiary requirements, which could cause us to pay damage awards or settlements (or become subject to equitable remedies) that could have a material adverse effect on our results of operations or operating cash flows in the periods recognized or paid.

Warranties and Guarantees—We have issued or are a party to the following direct and indirect guarantees at December 31, 2008:

	Maximum Potential Future Payments
Operating lease residual values	$39
Other third parties' financing	4
Unconsolidated affiliates' financing	3
Customer financing	16
	$62

We do not expect that these guarantees will have a material adverse effect on our consolidated results of operations, financial position or liquidity.

In connection with the disposition of certain businesses and facilities we have indemnified the purchasers for the expected cost of remediation of environmental contamination, if any, existing on the date of disposition. Such expected costs are accrued when environmental assessments are made or remedial efforts are probable and the costs can be reasonably estimated.

In the normal course of business we issue product warranties and product performance guarantees. We accrue for the estimated cost of product warranties and performance guarantees based on contract terms and historical experience at the time of sale. Adjustments to initial obligations for warranties and guarantees are made as changes in the obligations become reasonably estimable. The following table summarizes information concerning our recorded obligations for product warranties and product performance guarantees:

	Years Ended December 31,		
	2008	2007	2006
Beginning of year	$ 396	$ 363	$ 347
Accruals for warranties/guarantees issued during the year	242	233	268
Adjustment of pre-existing warranties/guarantees	(34)	3	(22)
Settlement of warranty/guarantee claims	(187)	(203)	(230)
End of year	$ 417	$ 396	$ 363

Product warranties and product performance guarantees are included in the following balance sheet accounts:

	2008	2007
Accrued liabilities	$385	$380
Other liabilities	32	16
	$417	$396

Note 22—Pension and Other Postretirement Benefits

We sponsor both funded and unfunded U.S. and non-U.S. defined benefit pension plans covering the majority of our employees and retirees. Pension benefits for substantially all U.S. employees are provided through non-contributory, qualified and non-qualified defined benefit pension plans. U.S. defined benefit pension plans comprise 78 percent of our projected benefit obligation. Non-U.S. employees, who are not U.S. citizens, are covered by various retirement benefit arrangements, some of which are considered to be defined benefit pension plans for accounting purposes. Non-U.S. defined benefit pension plans comprise 22 percent of our projected benefit obligation.

We also sponsor postretirement benefit plans that provide health care benefits and life insurance coverage to eligible retirees. Our retiree medical plans mainly cover U.S. employees who retire with pension eligibility for hospital, professional and other medical services. All non-union hourly and salaried employees joining Honeywell after January 1, 2000 are not eligible to participate in our retiree medical and life insurance plans. Most of the U.S. retiree medical plans require deductibles and copayments, and virtually all are integrated with Medicare. Retiree contributions are generally required based on coverage type, plan and Medicare eligibility. Honeywell has limited its subsidy of its retiree medical plans to a fixed-dollar amount for substantially all future retirees and for almost half of its current retirees. This cap of retiree medical benefits under our plans limits our exposure to the impact of future health care cost increases. The retiree medical and life insurance plans are not funded. Claims and expenses are paid from our operating cash flow.

As discussed in Note 1, we adopted SFAS No. 158 as of December 31, 2006. SFAS No. 158 requires that we recognize on a prospective basis the funded status of our defined benefit pension and other postretirement benefit plans on the consolidated balance sheet and recognize as a component of accumulated other comprehensive income (loss), net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost. Additional minimum pension liabilities and related intangible assets were also derecognized upon adoption of the new standard.

(Dollars in millions, except per share amounts)

The following tables summarize the balance sheet impact, including the benefit obligations, assets and funded status associated with our significant pension and other postretirement benefit plans at December 31, 2008 and 2007.

	Pension Benefits		Other Postretirement Benefits	
	2008	2007	2008	2007
Change in benefit obligation:				
Benefit obligation at beginning of year	$16,770	$17,008	$ 2,192	$ 2,265
Service cost	255	264	13	15
Interest cost	1,009	960	122	128
Plan amendments	27	22	(67)	(7)
Actuarial (gains) losses	(1,186)	(647)	(131)	(11)
Acquisitions	67	—	3	—
Benefits paid	(1,140)	(1,073)	(172)	(198)
Settlements and curtailments	—	34	—	—
Other	(756)	202	—	—
Benefit obligation at end of year	15,046	16,770	1,960	2,192
Change in plan assets:				
Fair value of plan assets at beginning of year	17,194	16,578	—	—
Actual return on plan assets	(4,290)	1,281	—	—
Company contributions	387	238	—	—
Acquisitions	53	—	—	—
Benefits paid	(1,140)	(1,073)	—	—
Other	(684)	170	—	—
Fair value of plan assets at end of year	11,520	17,194	—	—
Funded status of plans	$ (3,526)	$ 424	$(1,960)	$(2,192)
Amounts recognized in Consolidated Balance Sheet consist of:				
Prepaid pension benefit cost	$ 62	$ 1,231	$ —	$ —
Accrued liabilities	—	—	(197)	(197)
Postretirement benefit obligations other than pensions(1)	—	—	(1,763)	(1,995)
Accrued pension liability(2)	(3,588)	(807)		—
Net amount recognized	$ (3,526)	$ 424	$(1,960)	$(2,192)

(1) Excludes Non-U.S. plans of $36 and $30 million in 2008 and 2007, respectively.

(2) Included in Other Liabilities—Non-Current on Consolidated Balance Sheet.

(Dollars in millions, except per share amounts)

Amounts recognized in Accumulated Other Comprehensive Income (Loss) associated with our significant pension and other postretirement benefit plans at December 31, 2008 and 2007 are as follows.

	Pension Benefits		Other Postretirement Benefits	
	2008	2007	2008	2007
Transition obligation	$ 11	$ 12	$ —	$ —
Prior service cost (benefit)	97	94	(140)	(116)
Actuarial losses	5,958	1,675	265	429
Net amount recognized	$6,066	$1,781	$ 125	$ 313

The accumulated benefit obligation for our defined benefit pension plans was $14.3 and $16.0 billion at December 31, 2008 and 2007, respectively.

The components of net periodic benefit cost and other amounts recognized in other comprehensive (income) loss for our significant plans include the following components:

	Pension Benefits			Other Postretirement Benefits		
	Years Ended December 31,			Years Ended December 31,		
Net Periodic Benefit Cost	2008	2007	2006	2008	2007	2006
Service cost	$ 255	$ 264	$ 274	$ 13	$ 15	$ 17
Interest cost	1,009	960	908	122	128	122
Expected return on plan assets	(1,404)	(1,347)	(1,251)	—	—	—
Amortization of transition obligation	1	—	—	—	—	—
Amortization of prior service cost (credit)	29	26	27	(43)	(37)	(40)
Recognition of actuarial losses	47	210	348	33	46	52
Settlements and curtailments	18	35	(13)	—	—	—
Net periodic benefit cost	$ (45)	$ 148	$ 293	$ 125	$152	$151

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive (Income) Loss	2008	2007	2008	2007
Actuarial (gains) losses	$ 4,499	$ (581)	$(131)	$ (11)
Prior service cost (credit)	27	22	(67)	(7)
Transition obligation recognized during year	(1)	—	—	—
Prior service (cost) credit recognized during year	(30)	(26)	43	37
Actuarial losses recognized during year	(63)	(210)	(33)	(46)
Foreign exchange translation adjustments	(147)	19	—	—
Total recognized in other comprehensive (income) loss	$ 4,285	$ (776)	$(188)	$ (27)
Total recognized in net periodic benefit cost and other comprehensive (income) loss	$ 4,240	$ (628)	$ (63)	$125

(Dollars in millions, except per share amounts)

The estimated net loss and prior service cost for pension benefits that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost in 2009 are expected to be $145 and $29 million, respectively. The estimated net loss and prior service credit for other postretirement benefits that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost in 2009 are expected to be $11 and $(46) million, respectively.

Major actuarial assumptions used in determining the benefit obligations and net periodic benefit cost for our U.S. benefit plans are presented in the following table. For non-U.S. benefit plans, no one of which was individually material, assumptions reflect economic assumptions applicable to each country.

	Pension Benefits			Other Postretirement Benefits		
	2008	2007	2006	2008	2007	2006
Actuarial assumptions used to determine benefit obligations as of December 31:						
Discount rate	6.95%	6.50%	6.00%	6.00%	5.90%	5.70%
Expected annual rate of compensation increase	4.50%	4.50%	4.00%	—	—	—
Actuarial assumptions used to determine net periodic benefit cost for years ended December 31:						
Discount rate	6.50%	6.00%	5.75%	5.90%	5.70%	5.50%
Expected rate of return on plan assets	9.00%	9.00%	9.00%	—	—	—
Expected annual rate of compensation increase	4.50%	4.00%	4.00%	—	—	—

To select a discount rate for our retirement benefit plans, we use a modeling process that involves matching the expected cash outflows of our benefit plans to a yield curve constructed from a portfolio of double A rated fixed-income debt instruments. We use the average yield of this hypothetical portfolio as a discount rate benchmark. The discount rate used to determine the other postretirement benefit obligation is lower principally due to a shorter expected duration of other postretirement plan obligations as compared to pension plan obligations.

Our expected rate of return on plan assets of 9 percent is a long-term rate based on historic plan asset returns over varying long-term periods combined with current market conditions and broad asset mix considerations. The expected rate of return is a long-term assumption and generally does not change annually.

Pension Benefits

Included in the aggregate data in the tables above are the amounts applicable to our pension plans with accumulated benefit obligations exceeding the fair value of plan assets. Amounts related to such plans were as follows:

	December 31,	
	2008	2007
Projected benefit obligations	$14,713	$2,910
Accumulated benefit obligations	$14,012	$2,766
Fair value of plan assets	$11,125	$2,140

(Dollars in millions, except per share amounts)

Our U.S. pension plans assets were $8.7 and $13.0 billion and our non-U.S. pension plans assets were $2.8 and $4.2 billion at December 31, 2008 and 2007, respectively. Our asset allocation and target allocation for our pension plans assets are as follows:

Asset Category	Percentage of Plans Assets at December 31, 2008	2007	Long-term Target Allocation
Equity securities	54%	63%	45-70%
Debt securities, including cash	25	26	15-30
Real estate	9	6	5-10
Other	12	5	5-15
	100%	100%	

Our asset investment strategy focuses on maintaining a diversified portfolio using various asset classes in order to achieve our long-term investment objectives on a risk adjusted basis. Our actual invested positions in various securities change over time based on short and longer-term investment opportunities. To achieve our objectives, our U.S. investment policy requires that our U.S. Master Retirement Trust be invested as follows: (a) no less than 5 percent be invested in fixed income securities; (b) no more than 10 percent in private real estate investments; and (c) no more than 18 percent in other investment alternatives involving limited partnerships of various types. There is no stated limit on investments in publicly-held U.S. and international equity securities. Our non-U.S. investment policies are different for each country, but the long-term investment objectives remain the same.

Our general funding policy for qualified pension plans is to contribute amounts at least sufficient to satisfy regulatory funding standards. In 2008, 2007 and 2006, we made voluntary cash contributions of $42, $42 and $68 million, respectively, to our U.S. defined benefit pension plans primarily for government contracting purposes. In December 2008, we also made a voluntary contribution of $200 million of Honeywell common stock to our U.S. plans to improve the funded status of our plans. At December 31, 2008 and 2007, the fair value of our pension plans assets invested in Honeywell common stock was $204 and $14 million, respectively. During 2009, we plan to make additional voluntary contributions of Honeywell common stock to our U.S. plans totaling approximately $800 million to improve the funded status of our plans. In 2009, we also expect to contribute approximately $140 million in cash to our non-U.S. defined benefit pension plans to satisfy regulatory funding standards. These contributions do not reflect benefits to be paid directly from Company assets.

Benefit payments, including amounts to be paid from Company assets, and reflecting expected future service, as appropriate, are expected to be paid as follows:

2009	$1,104
2010	1,098
2011	1,115
2012	1,146
2013	1,146
2014-2018	6,042

Other Postretirement Benefits

FASB Staff Position No. 106-2 "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" (FSP No. 106-2) provides guidance on accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) for employers that sponsor postretirement health care plans that provide prescription

(Dollars in millions, except per share amounts)

drug coverage that is at least actuarially equivalent to that offered by Medicare Part D. The impact of the Act reduced other postretirement benefits expense by approximately $21, $25 and $37 million in 2008, 2007 and 2006, respectively.

	December 31,	
	2008	2007
Assumed health care cost trend rate:		
Health care cost trend rate assumed for next year	8.0%	8.5%
Rate that the cost trend rate gradually declines to	5.5%	5.5%
Year that the rate reaches the rate it is assumed to remain at	2014	2014

The assumed health care cost trend rate has a significant effect on the amounts reported. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

	1 percentage point	
	Increase	Decrease
Effect on total of service and interest cost components	$ 4	$ (4)
Effect on postretirement benefit obligation	$68	$(61)

Benefit payments reflecting expected future service, as appropriate, are expected to be paid as follows:

	Without Impact of Medicare Subsidy	Net of Medicare Subsidy
2009	$219	$204
2010	221	207
2011	221	208
2012	206	193
2013	198	185
2014-2018	892	831

Employee Savings Plans

We sponsor employee savings plans under which we match, in the form of our common stock, savings plan contributions for certain eligible employees. Shares issued under the stock match plans were 4.9, 3.7 and 4.5 million at a cost of $220, $199 and $179 million in 2008, 2007 and 2006, respectively.

(Dollars in millions, except per share amounts)

Note 23—Segment Financial Data

We globally manage our business operations through four reportable operating segments serving customers worldwide with aerospace products and services, control, sensing and security technologies for buildings, homes and industry, automotive products and chemicals. Segment information is consistent with how management reviews the businesses, makes investing and resource allocation decisions and assesses operating performance. Our four reportable segments are as follows:

- Aerospace is organized by customer end-market (Air Transport and Regional, Business and General Aviation and Defense and Space) and provides products and services which include auxiliary power units; propulsion engines; environmental control systems; engine controls; repair and overhaul services; hardware; logistics; electric power systems; flight safety, communications, navigation, radar and surveillance systems; aircraft lighting; management and technical services; advanced systems and instruments; and aircraft wheels and brakes.
- Automation and Control Solutions includes Products (controls for heating, cooling, indoor air quality, ventilation, humidification and home automation; advanced software applications for home/building control and optimization; sensors, switches, control systems and instruments for measuring pressure, air flow, temperature and electrical current; security, fire and gas detection; personal protection equipment; access control; video surveillance; and remote patient monitoring systems); Building Solutions (installs, maintains and upgrades systems that keep buildings safe, comfortable and productive); and Process Solutions (provides a full range of automation and control solutions for industrial plants, offering advanced software and automation systems that integrate, control and monitor complex processes in many types of industrial settings).
- Specialty Materials includes fluorocarbons, specialty films, advanced fibers, customized research chemicals and intermediates, electronic materials and chemicals, and catalysts and adsorbents.
- Transportation Systems includes Honeywell Turbo Technologies (turbochargers and charge-air and thermal systems); and the Consumer Products Group (car care products including anti-freeze, filters, spark plugs, and cleaners, waxes and additives); and Friction Materials (brake hard parts and other friction materials).

The accounting policies of the segments are the same as those described in Note 1. Honeywell's senior management evaluates segment performance based on segment profit. Segment profit is measured as business unit income (loss) before taxes excluding general corporate unallocated expense, other income (expense), interest and other financial charges, pension and other postretirement benefits (expense), stock compensation expense, repositioning and other charges and accounting changes. Beginning January 1, 2008, consistent with changes made to the measure of segment performance utilized by senior management, segment profit has been adjusted to exclude expense associated with restricted stock units ("RSU") and to include equity income/(loss) of affiliated companies. Stock compensation expense, including RSU expense, totaled $112 and $106 million for the years ended December 31, 2007 and 2006, respectively. Equity income/(loss) of affiliated companies, included in other income (expense), totaled $10 million and $13 million for the years ended December 31, 2007 and 2006, respectively. Both of these changes were applied on a prospective basis beginning January 1, 2008 and are not material to the following reportable segment data:

(Dollars in millions, except per share amounts)

	Years Ended December 31,		
	2008	2007	2006
Net sales			
Aerospace	$12,650	$12,236	$11,124
Automation and Control Solutions	14,018	12,478	11,020
Specialty Materials	5,266	4,866	4,631
Transportation Systems	4,622	5,009	4,592
Corporate	—	—	—
	$36,556	$34,589	$31,367
Depreciation and amortization			
Aerospace	$ 202	$ 199	$ 195
Automation and Control Solutions	321	264	240
Specialty Materials	208	216	221
Transportation Systems	122	110	101
Corporate	50	48	37
	$ 903	$ 837	$ 794
Segment profit			
Aerospace	$ 2,300	$ 2,197	$ 1,892
Automation and Control Solutions	1,622	1,405	1,223
Specialty Materials	721	658	568
Transportation Systems	406	583	574
Corporate	(204)	(189)	(177)
	$ 4,845	$ 4,654	$ 4,080
Capital expenditures			
Aerospace	$ 246	$ 172	$ 178
Automation and Control Solutions	208	186	165
Specialty Materials	194	215	186
Transportation Systems	110	131	109
Corporate	126	63	95
	$ 884	$ 767	$ 733

	December 31,		
	2008	2007	2006
Total assets			
Aerospace	$ 8,476	$ 8,743	$ 7,914
Automation and Control Solutions	14,609	12,999	11,287
Specialty Materials	5,232	5,065	4,674
Transportation Systems	2,787	3,304	3,038
Corporate	4,386	3,694	4,028
	$35,490	$33,805	$30,941

(Dollars in millions, except per share amounts)

A reconciliation of segment profit to consolidated income from continuing operations before taxes is as follows:

	Years Ended December 31,		
	2008	2007	2006
Segment profit	$ 4,845	$4,654	$4,080
Other income (expense)(1)	665	53	111
Interest and other financial charges	(456)	(456)	(374)
Stock compensation expense(2),(3)	(128)	(65)	(77)
Pension and other postretirement benefits (expense)(2)	(113)	(322)	(459)
Repositioning and other charges(2)	(1,012)	(543)	(483)
Income from continuing operations before taxes	$ 3,801	$3,321	$2,798

(1) Equity income/(loss) of affiliated companies was included in Segment Profit, on a prospective basis, commencing January 1, 2008. Other income/(expense) as presented above includes equity income/(loss) of affiliated companies of $10 and $13 million for the years ended December 31, 2007 and 2006, respectively.

(2) Amounts included in cost of products and services sold and selling, general and administrative expenses.

(3) Costs associated with restricted stock units ("RSU") were excluded from Segment Profit, on a prospective basis, commencing January 1, 2008. Stock compensation expense, including RSU expense, totaled $112 and $106 million for the years ended December 31, 2007 and 2006, respectively. Stock option expense is included for all periods presented.

Note 24—Geographic Areas—Financial Data

	Net Sales(1)			Long-lived Assets(2)		
	Years Ended December 31,			Years Ended December 31,		
	2008	2007	2006	2008	2007	2006
United States	$22,291	$21,101	$19,821	$14,193	$11,916	$11,438
Europe	9,484	9,104	7,781	2,050	2,706	2,161
Other International	4,781	4,384	3,765	1,143	1,036	848
	$36,556	$34,589	$31,367	$17,386	$15,658	$14,447

(1) Sales between geographic areas approximate market and are not significant. Net sales are classified according to their country of origin. Included in United States net sales are export sales of $3,506, $3,427 and $3,493 million in 2008, 2007 and 2006, respectively.

(2) Long-lived assets are comprised of property, plant and equipment, goodwill and other intangible assets.

(Dollars in millions, except per share amounts)

Note 25—Supplemental Cash Flow Information

	Years Ended December 31,		
	2008	2007	2006
Payments for repositioning and other charges:			
Severance and exit cost payments	$(157)	$ (92)	$(142)
Environmental payments	(320)	(267)	(264)
Proceeds from sale of insurance receivable	82	97	100
Insurance receipts for asbestos related liabilities	96	26	166
Asbestos related liability payments	(147)	(268)	(419)
	$(446)	$(504)	$(559)
Interest paid, net of amounts capitalized	$ 415	$ 444	$ 361
Income taxes paid, net of refunds	810	474	471
Non-cash investing and financing activities:			
Common stock contributed to savings plans	220	199	179
Common stock contributed to U.S. pension plans	200	—	—

Note 26—Unaudited Quarterly Financial Information

	2008					2007				
	Mar. 31	June 30	Sept. 30	Dec. 31	Year	Mar. 31	June 30	Sept. 30	Dec. 31	Year
Net sales	$8,895	$9,674	$9,275	$8,712	$36,556	$8,041	$8,538	$8,735	$9,275	$34,589
Gross profit	2,223	2,351	1,799	2,189	8,562	1,891	2,047	2,089	2,262	8,289
Net income	643	723	719	707	2,792	526	611	618	689	2,444
Earnings per share—basic:										
Net income	.87	.97	.98	.97	3.79	.66	.79	.83	.92	3.20
Earnings per share—assuming dilution:										
Net income	.85	.96	.97	.97	3.76	.66	.78	.81	.91	3.16
Dividends paid	.275	.275	.275	.275	1.10	.25	.25	.25	.25	1.00
Market price(1)										
High	60.48	62.25	50.93	39.68	62.25	48.31	58.87	61.45	61.77	61.77
Low	53.95	49.14	40.37	23.67	23.67	44.13	46.15	54.12	53.19	44.13

(1) From composite tape-stock is primarily traded on the New York Stock Exchange.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareowners of
Honeywell International Inc.:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1.) present fairly, in all material respects, the financial position of Honeywell International Inc. and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2.) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for income tax uncertainties in 2007, and the manner in which it accounts for defined benefit pension and other postretirement plans in 2006.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Florham Park, New Jersey
February 12, 2009

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not Applicable.

Item 9A. Controls and Procedures

Honeywell management, including the Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that such disclosure controls and procedures were effective as of the end of the period covered by this Annual Report on Form 10-K to ensure information required to be disclosed in the reports that Honeywell files or submits under the Exchange Act is recorded, processed, sumarized, and reported within the time periods specified in the Securities and Exchange Commission rules and forms. There have been no changes that have materially affected, or are reasonably likely to materially affect, Honeywell's internal control over financial reporting that have occurred during the period covered by this Annual Report on Form 10-K.

Management's Report on Internal Control Over Financial Reporting

Honeywell management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Honeywell's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Honeywell's internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of Honeywell's assets;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of Honeywell's management and directors; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Honeywell's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Honeywell's internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework.*

Based on this assessment, management determined that Honeywell maintained effective internal control over financial reporting as of December 31, 2008.

The effectiveness of Honeywell's internal control over financial reporting as of December 31, 2008 has been audited by PricewaterhouseCoopers LLP, an independent registered public accouting firm, as stated in their report which is included in "Item 8. Financial Statements and Supplementary Data."

Item 9B. Other Information

Not Applicable.

Part III.

Item 10. Directors and Executive Officers of the Registrant

Information relating to the Directors of Honeywell, as well as information relating to compliance with Section 16(a) of the Securities Exchange Act of 1934, will be contained in our definitive Proxy Statement involving the election of the Directors which will be filed with the SEC pursuant to Regulation 14A not later than 120 days after December 31, 2008, and such information is incorporated herein by reference. Certain other information relating to the Executive Officers of Honeywell appears in Part I of this Annual Report on Form 10-K under the heading "Executive Officers of the Registrant".

The members of the Audit Committee of our Board of Directors are: Scott Davis (Chair), Linnet Deily, George Paz, John R. Stafford, and Michael W. Wright. The Board has determined that Mr. Davis is the "audit committee financial expert" as defined by applicable SEC rules and that Mr. Davis, Ms. Deily and Mr. Paz satisfy the "accounting or related financial management expertise" criteria established by the NYSE. All members of the Audit Committee are "independent" as that term is defined in applicable SEC Rules and NYSE listing standards.

Honeywell's Code of Business Conduct is available, free of charge, on our website under the heading "Investor Relations" (see "Corporate Governance"), or by writing to Honeywell, 101 Columbia Road, Morris Township, New Jersey 07962, c/o Vice President and Corporate Secretary. Honeywell's Code of Business Conduct applies to all Honeywell directors, officers (including the Chief Executive Officer, Chief Financial Officer and Controller) and employees. Amendments to or waivers of the Code of Business Conduct granted to any of Honeywell's directors or executive officers will be published on our website within five business days of such amendment or waiver.

Item 11. Executive Compensation

Information relating to executive compensation is contained in the Proxy Statement referred to above in "Item 10. Directors and Executive Officers of the Registrant," and such information is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information relating to security ownership of certain beneficial owners and management and related stockholder matters is contained in the Proxy Statement referred to above in "Item 10. Directors and Executive Officers of the Registrant," and such information is incorporated herein by reference.

EQUITY COMPENSATION PLANS

As of December 31, 2008 Information about our equity compensation plans is as follows:

Plan Category	Number of Shares to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column(a)) (c)
Equity compensation plans approved by security holders	46,528,678(1)	$43.85(2)	36,805,969(3)
Equity compensation plans not approved by security holders	742,197(4)	N/A(5)	N/A(6)
Total	47,270,875	$43.85	36,805,969

(1) Equity compensation plans approved by shareowners that are included in column (a) of the table are the 2006 Stock Incentive Plan of Honeywell International Inc. and its Affiliates (the "2006 Stock Incentive Plan") (10,270,215 shares of Common Stock to be issued for options; 3,930,499 restricted units subject to continued employment; and 1,083,502 deferred restricted units of earned and vested awards under prior plans that were approved by shareowners where delivery of shares has been deferred); the 2003 Stock Incentive Plan of Honeywell International Inc. and its Affiliates (the "2003 Stock Incentive Plan") (15,244,290 shares of Common Stock to be issued for options; 4,050 shares to be issued for SARs; and 981,668 restricted units subject to continued employment); the 1993 Stock Plan for Employees of Honeywell International Inc. and its Affiliates (14,243,229 shares of Common Stock to be issued for options; 60,925 shares to be issued for SARs; and 408,800 restricted units subject to continued employment); the 2006 Stock Plan for Non-Employee Directors of Honeywell International Inc. (the "Non-Employee Director Plan") (145,000 shares of Common Stock to be issued for options; 3,000 restricted units subject to continued services; and 3,000 shares of restricted stock), and the 1994 Stock Plan for Non-Employee Directors of Honeywell International Inc. (153,500 shares of Common Stock to be issued for options; and 27,000 shares of restricted stock).

957,669 growth plan units were issued for the performance cycle commencing on January 1, 2007 and ending December 31, 2008 pursuant to the 2006 Stock Incentive Plan. The ultimate value of any growth plan award may be paid in cash or shares of Common Stock and, thus, growth plan units are not included in the table above. The ultimate value of growth plan units depends upon the achievement of pre-established performance goals during a two-year performance cycle relating to growth in earnings per share, revenue and return on investment. 50% of any payment related to these growth plan units will be paid in 2009 and the remaining 50% will be paid in 2010, subject to active employment on the payment dates.

Because the number of future shares that may be distributed to employees participating in the Honeywell Global Stock Plan is unknown, no shares attributable to that plan are included in column (a) of the table above.

(2) Column (b) does not include any exercise price for restricted units or growth plan units granted to employees or non-employee directors under equity compensation plans approved by shareowners. Restricted units do not have an exercise price because their value is dependent upon attainment of certain performance goals or continued employment or service and they are settled for shares of Common Stock on a one-for-one basis. Growth plan units are denominated in cash units and the ultimate value of the award is dependent upon attainment of certain performance goals.

(3) The number of shares that may be issued under the 2006 Stock Incentive Plan as of December 31, 2008 is 33,370,148 which includes the following additional shares under the 2006 Stock Incentive Plan (or any Prior Plan as defined in the 2006 Stock Incentive Plan) that may again be available for issuance: shares that are settled for cash, expire, are canceled, are tendered in satisfaction of an

option exercise price or tax withholding obligations, are reacquired with cash tendered in satisfaction of an option exercise price or with monies attributable to any tax deduction enjoyed by Honeywell to the exercise of an option, and are under any outstanding awards assumed under any equity compensation plan of an entity acquired by Honeywell.

The number of shares that may be issued under the Honeywell Global Stock Plan as of December 31, 2008 is 3,093,821. This plan is an umbrella plan for five plans maintained solely for eligible employees of participating non-U.S. countries. One sub-plan, the Global Employee Stock Purchase Plan, allows eligible employees to contribute between 2.2% and 8.8% of base pay from January through September of each year to purchase shares of Common Stock the following November at the fair market value on the date of purchase. Participant accounts are credited with matching shares equal to 20% of their contributions that are subject to continued employment for 3 years. For 2008, Honeywell used Treasury shares to provide the shares under this plan. Employees purchased and were credited with 197,034 shares of Common Stock in 2008.

Another sub-plan, the UK Sharebuilder Plan, allows an eligible UK employee to contribute a specified percentage of taxable earnings that is then invested in shares. The company matches those shares and dividends paid are used to purchase additional shares. Matched shares are subject to a three-year vesting schedule. Shares taken out of the plan before five years lose their tax-favored status. For the year ending December 31, 2008, 102,466 shares were credited to participants' accounts under the UK Sharebuilder Plan.

The remaining three sub-plans, Honeywell International Technologies Employees Share Ownership Plan (Ireland), the Honeywell Measurex (Ireland) Limited Group Employee Profit Sharing Scheme and the Honeywell Ireland Software Employees Share Ownership Plan, allow eligible Irish employees to contribute specified percentages of base pay, bonus or performance pay that are then invested in shares. Shares must be held in trust for at least two years and lose their tax-favored status if they are taken out of the plan before three years. For the year ending December 31, 2008, 32,070 shares were credited to participants' accounts under these three plans.

The remaining 342,000 shares included in column (c) are shares remaining for future grants under the Non-Employee Director Plan.

(4) Equity compensation plans not approved by shareowners that are included in the table are the Supplemental Non-Qualified Savings Plan for Highly Compensated Employees of Honeywell International Inc. and its Subsidiaries, the AlliedSignal Incentive Compensation Plan for Executive Employees of AlliedSignal Inc. and its Subsidiaries, and the Deferred Compensation Plan for Non-Employee Directors of Honeywell International Inc.

The Supplemental Non-Qualified Savings Plan for Highly Compensated Employees of Honeywell International Inc. and its Subsidiaries is an unfunded, non-tax qualified plan that provides benefits equal to the employee deferrals and company matching allocations that would have been provided under Honeywell's U.S. tax-qualified savings plan if the Internal Revenue Code limitations on compensation and contributions did not apply. The company matching contribution is credited to participants' accounts in the form of notional shares of Common Stock. Additional notional shares are credited to participants' accounts equal to the value of any cash dividends payable on actual shares of Common Stock. The notional shares are distributed in the form of actual shares of Common Stock when payments are made to participants under the plan.

The AlliedSignal Incentive Compensation Plan for Executive Employees of AlliedSignal Inc. and its Subsidiaries was a cash incentive compensation plan maintained by AlliedSignal Inc. This plan has expired. Employees were permitted to defer receipt of a cash bonus payable under the plan and invest the deferred bonus in notional shares of Common Stock. The notional shares are distributed in the form of actual shares of Common Stock when payments are made to participants under the plan. No further deferrals can be made under this plan. The number of shares of Common Stock that remain to be issued under this expired plan as of December 31, 2008 is 51,539.

The Deferred Compensation Plan for Non-Employee Directors of Honeywell International Inc. provides for mandatory and elective deferral of certain payments to non-employee directors. Mandatory deferrals are invested in notional shares of Common Stock. Directors may also invest any elective deferrals in notional shares of Common Stock. Additional notional shares are credited to participant accounts equal to the value of any cash dividends payable on actual shares of Common Stock. Notional shares of Common Stock are converted to an equivalent amount of cash at the time the distributions are made from the plan to directors. However, one former director is entitled to receive periodic distributions of actual shares of Common Stock that were notionally allocated to his account in years prior to 1992. The number of shares of Common Stock that remain to be issued to directors under this plan as of December 31, 2008 is 748.

(5) Column (b) does not include any exercise price for notional shares allocated to employees under Honeywell's equity compensation plans not approved by shareowners because all of these shares are notionally allocated as a matching contribution under the non-tax qualified savings plans or as a notional investment of deferred bonuses or fees under the cash incentive compensation and directors' plans as described in note 4 and are only settled for shares of Common Stock on a one-for-one basis.

(6) No securities are available for future issuance under the AlliedSignal Incentive Compensation Plan for Executive Employees of AlliedSignal Inc. and its Subsidiaries and the Deferred Compensation Plan for Non-Employee Directors of Honeywell International Inc. The cash incentive compensation plan has expired. All notional investments in shares of Common Stock are converted to cash when payments are made under the directors' plan (other than with respect to 748 shares of Common Stock included in column (a) that is payable to one former director). The amount of securities available for future issuance under the Supplemental Non-Qualified Savings Plan for Highly Compensated Employees of Honeywell International Inc. and its Subsidiaries is not determinable because the number of securities that may be issued under this plan depends upon the amount deferred to the plan by participants in future years.

The table does not contain information for the following plans and arrangements:

- Employee benefit plans of Honeywell intended to meet the requirements of Section 401(a) of the Internal Revenue Code and a small number of foreign employee benefit plans that are similar to such Section 401(a) plans.
- Equity compensation plans maintained by Honeywell Inc. immediately prior to the merger of Honeywell Inc. and AlliedSignal Inc. on December 1, 1999. The right to receive Honeywell International Inc. securities was substituted for the right to receive Honeywell Inc. securities under these plans. No new awards have been granted under these plans after the merger date. The number of shares to be issued under these plans upon exercise of outstanding options, warrants and rights is 812,313 and their weighted-average exercise price is $50.04.

Item 13. Certain Relationships and Related Transactions

Information relating to certain relationships and related transactions is contained in the Proxy Statement referred to above in "Item 10. Directors and Executive Officers of the Registrant," and such information is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

Information relating to fees paid to and services performed by PricewaterhouseCoopers LLP in 2008 and 2007 and our Audit Committee's pre-approval policies and procedures with respect to non-audit services are contained in the Proxy Statement referred to above in "Item 10. Directors and Executive Officers of the Registrant," and such information is incorporated herein by reference.

Part IV.

Item 15. Exhibits and Financial Statement Schedules

All other financial statement schedules have been omitted because they are not applicable to us or the required information is shown in the consolidated financial statements or notes thereto.

(a)(3.) Exhibits

See the Exhibit Index on pages 113 through 116 of this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONEYWELL INTERNATIONAL INC.

February 13, 2009

By: /s/ Talia M. Griep
Talia M. Griep
Vice President and Controller

Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated:

Name

*
David M. Cote
Chairman of the Board,
Chief Executive Officer
and Director

*
Gordon M. Bethune
Director

*
Jaime Chico Pardo
Director

*
D. Scott Davis
Director

*
Linnet F. Deily
Director

/s/ David J. Anderson
David J. Anderson
Senior Vice President and
Chief Financial Officer
(Principal Financial Officer)

Name

*
Clive R. Hollick
Director

*
George Paz
Director

*
Bradley T. Sheares, Ph.D.
Director

*
John R. Stafford
Director

*
Michael W. Wright
Director

/s/ Talia M. Griep
Talia M. Griep
Vice President and Controller
(Principal Accounting Officer)

*By: /s/ David J. Anderson
(David J. Anderson
Attorney-in-fact)

February 13, 2009

EXHIBIT INDEX

Exhibit No.	Description
2	Omitted (Inapplicable)
3(i)	Amended and Restated Certificate of Incorporation of Honeywell International Inc., as amended and restated April 28, 2008 (incorporated by reference to Exhibit 3(i) to Honeywell's Form 8-K filed May 1, 2008)
3(ii)	By-laws of Honeywell International Inc., as amended September 26, 2008 (incorporated by reference to Exhibit 3(ii) to Honeywell's Form 8-K filed October 2, 2008)
4	Honeywell International Inc. is a party to several long-term debt instruments under which, in each case, the total amount of securities authorized does not exceed 10% of the total assets of Honeywell and its subsidiaries on a consolidated basis. Pursuant to paragraph 4(iii)(A) of Item 601(b) of Regulation S-K, Honeywell agrees to furnish a copy of such instruments to the Securities and Exchange Commission upon request.
9	Omitted (Inapplicable)
10.1*	2003 Stock Incentive Plan of Honeywell International Inc. and its Affiliates (incorporated by reference to Honeywell's Proxy Statement, dated March 17, 2003, filed pursuant to Rule 14a-6 of the Securities and Exchange Act of 1934 and amended by Exhibit 10.1 to Honeywell's Form 8-K filed December 21, 2004, Exhibit 10.1 to Honeywell's Form 10-K for the year ended December 31, 2006 and the attached amendment (filed herewith))
10.2*	Deferred Compensation Plan for Non-Employee Directors of Honeywell International Inc., as amended and restated (incorporated by reference to Exhibit 10.2 to Honeywell's Form 10-Q for quarter ended June 30, 2003, and amended by Exhibit 10.1 to Honeywell's Form 8-K filed December 21, 2004 and Exhibit 10.2 to Honeywell's Form 10-K for the year ended December 31, 2005)
10.3*	Stock Plan for Non-Employee Directors of AlliedSignal Inc., as amended (incorporated by reference to Exhibit 10.3 to Honeywell's Form 10-Q for the quarter ended June 30, 2003 and amended by Exhibit 10.2 to Honeywell's Form 10-Q for the quarter ended June 30, 2007 and Exhibit 10.1 to Honeywell's Form 10-Q for the quarter ended September 30, 2008)
10.4*	1985 Stock Plan for Employees of AlliedSignal Inc. and its Subsidiaries, as amended (incorporated by reference to Exhibit 19.3 to Honeywell's Form 10-Q for the quarter ended September 30, 1991)
10.5*	Honeywell International Inc. Incentive Compensation Plan for Executive Employees, as amended and restated (filed herewith)
10.6*	Supplemental Non-Qualified Savings Plan for Highly Compensated Employees of Honeywell International Inc. and its Subsidiaries, as amended and restated (filed herewith)
10.7*	Honeywell International Inc. Severance Plan for Senior Executives, as amended and restated (filed herewith)
10.8*	Salary and Incentive Award Deferral Plan for Selected Employees of Honeywell International Inc., and its Affiliates, as amended and restated (filed herewith)
10.9*	1993 Stock Plan for Employees of Honeywell International Inc. and its Affiliates, as amended (incorporated by reference to Exhibit A to Honeywell's Proxy Statement, dated March 10, 1994, filed pursuant to Rule 14a-6 of the Securities and Exchange Act of 1934, and amended by Exhibit 10.1 to Honeywell's Form 8-K filed December 21, 2004, Exhibit 10.9 to Honeywell's Form 10-K for the year ended December 31, 2006, Exhibit 10.3 to Honeywell's Form 10-Q for the quarter ended June 30, 2007 and the attached amendment (filed herewith))

Exhibit No.	Description
10.10*	Honeywell International Inc. Supplemental Pension Plan, as amended and restated (filed herewith)
10.11*	Employment Separation Agreement and Release between J. Kevin Gilligan and Honeywell International Inc. dated February 10, 2004 (incorporated by reference to Honeywell's Form 10-K for year ended December 31, 2003)
10.12*	Honeywell International Inc. Supplemental Executive Retirement Plan for Executives in Career Band 6 and Above, as amended and restated (filed herewith)
10.13*	Honeywell Supplemental Defined Benefit Retirement Plan, as amended and restated (filed herewith)
10.14*	Letter between David J. Anderson and Honeywell International Inc. dated June 12, 2003 (incorporated by reference to Exhibit 10.26 to Honeywell's Form 10-Q for the quarter ended June 30, 2003 and amended by the attached amendment (filed herewith))
10.15*	Employment Separation Agreement and Release between Richard F. Wallman and Honeywell International Inc. dated July 17, 2003 (incorporated by reference to Exhibit 10.2 to Honeywell's Form 10-Q for the quarter ended September 30, 2003)
10.16*	Honeywell International Inc. Severance Plan for Corporate Staff Employees (Involuntary Termination Following a Change in Control), as amended and restated (filed herewith)
10.17*	Employment Agreement dated as of February 18, 2002 between Honeywell and David M. Cote (incorporated by reference to Exhibit 10.24 to Honeywell's Form 8-K filed March 4, 2002, and amended by Exhibit 10.3 to Honeywell's Form 10-Q for the quarter ended September 30, 2008 and the attached amendment (filed herewith))
10.18*	2003 Stock Incentive Plan for Employees of Honeywell International Inc. and its Affiliates Award Agreement (incorporated by reference to Exhibit 10.1 to Honeywell's Form 8-K filed February 7, 2005)
10.19*	2003 Stock Incentive Plan for Employees of Honeywell International Inc. and its Affiliates Restricted Unit Agreement (incorporated by reference to Exhibit 10.21 to Honeywell's Form 10-K for the year ended December 31, 2005)
10.20*	2003 Stock Incentive Plan for Employees of Honeywell International Inc. and its Affiliates Growth Plan Agreement (incorporated by reference to Exhibit 10.22 to Honeywell's Form 10-K for the year ended December 31, 2005)
10.21*	Stock Plan For Non-Employee Directors of Honeywell International Inc. Option Agreement (incorporated by reference to Exhibit 10.1 to Form 8-K filed April 29, 2005)
10.22*	Deferred Compensation Agreement dated August 4, 2006 between Honeywell and David M. Cote (incorporated by reference to Exhibit 10.22 to Honeywell's Form 10-K for the year ended December 31, 2006)
10.23*	Letter Agreement dated July 27, 2001 between Honeywell and Larry E. Kittelberger (incorporated by reference to Exhibit 10.23 to Honeywell's Form 10-K for the year ended December 31, 2006, and amended by the attached amendment (filed herewith))
10.24*	Honeywell Supplemental Retirement Plan (incorporated by reference to Exhibit 10.24 to Honeywell's Form 10-K for the year ended December 31, 2006)
10.25*	Pittway Corporation Supplemental Executive Retirement Plan (incorporated by reference to Exhibit 10.25 to Honeywell's Form 10-K for the year ended December 31, 2006 and amended by the attached amendment (filed herewith))

Exhibit No.	Description
10.26*	2006 Stock Incentive Plan of Honeywell International Inc. and Its Affiliates, as amended and restated (filed herewith)
10.27*	2006 Stock Incentive Plan of Honeywell International Inc. and Its Affiliates–Form of Option Award Agreement (incorporated by reference to Exhibit 10.27 to Honeywell's Form 10-K for the year ended December 31, 2006)
10.28*	2006 Stock Incentive Plan of Honeywell International Inc. and Its Affiliates–Form of Restricted Unit Agreement (incorporated by reference to Exhibit 10.28 to Honeywell's Form 10-K for the year ended December 31, 2007)
10.29*	2006 Stock Incentive Plan of Honeywell International Inc. and Its Affiliates–Form of Growth Plan Agreement (incorporated by reference to Exhibit 10.5 to Honeywell's form 10-Q for the quarter ended June 30, 2006)
10.30*	2006 Stock Incentive Plan of Honeywell International Inc. and Its Affiliates Form of Performance Share Agreement (incorporated by reference to Exhibit 10.30 to Honeywell's Form 10-K for the year ended December 31, 2006)
10.31*	2006 Stock Plan for Non-Employee Directors of Honeywell International Inc., as amended and restated (filed herewith)
10.32*	2006 Stock Plan for Non-Employee Directors of Honeywell International Inc.–Form of Option Agreement (incorporated by reference to Exhibit 10.7 to Honeywell's Form 10-Q for the quarter ended June 30, 2006)
10.33*	2006 Stock Plan for Non-Employee Directors of Honeywell International Inc.–Form of Restricted Stock Agreement (incorporated by reference to Exhibit 10.8 to Honeywell's Form 10-Q for the quarter ended June 30, 2006)
10.34*	2006 Stock Plan for Non-Employee Directors of Honeywell International Inc.–Form of Restricted Unit Agreement (filed herewith)
10.35*	2007 Honeywell Global Employee Stock Plan (incorporated by reference to Honeywell's Proxy Statement, dated March 12, 2007, filed pursuant to Rule 14a-6 of the Securities and Exchange Act of 1934)
10.36*	Letter Agreement dated July 20, 2007 between Honeywell and Roger Fradin (incorporated by reference to Exhibit 10.1 to Honeywell's Form 10-Q for the quarter ended September 30, 2007)
10.37	Amended and Restated Five Year Credit Agreement dated as of May 14, 2007 by and among Honeywell International Inc., the banks, financial institutions and other institutional lenders parties thereto, Citicorp USA, Inc., as administrative agent, Citibank International PLC, as swing line agent, JPMorgan Chase Bank, N.A., as syndication agent, Bank of America, N.A., Barclays Bank PLC, Deutsche Bank AG New York Branch and UBS Loan Finance LLC, as documentation agents, and Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., as joint lead arrangers and co-book managers (incorporated by reference to Exhibit 10.1 to Honeywell's 8-K filed May 18, 2007)
10.38	Purchase and Sale Agreement between Catalysts, Adsorbents and Process Systems, Inc., and Honeywell Specialty Materials, LLC, dated September 30, 2005 (incorporated by reference to Exhibit 10.23 to Honeywell's Form 10-Q for the quarter ended September 30, 2005)
10.39	Stock Purchase Agreement by and between Honeywell International Inc. and M&F Worldwide Corp. (incorporated by reference to Exhibit 2.1 to Honeywell's Form 8-K filed November 1, 2005)
10.40	Stock Purchase Agreement dated April 3, 2008 by and among Honeywell International Inc., Safety Products Holdings, Inc., the selling shareholders party thereto, and Odyssey Investment Services, L.L.C. (incorporated by reference to Exhibit 10.1 to Honeywell's Form 8-K filed April 7, 2008)

Exhibit No.	Description
10.41	Stock and Asset Purchase Agreement dated June 9, 2008, by and between Honeywell International Inc. and BE Aerospace, Inc. (incorporated by reference to Exhibit 10.1 to Honeywell's Form 8-K filed June 11, 2008)
11	Omitted (Inapplicable)
12	Statement re: Computation of Ratio of Earnings to Fixed Charges (filed herewith)
16	Omitted (Inapplicable)
18	Omitted (Inapplicable)
21	Subsidiaries of the Registrant (filed herewith)
22	Omitted (Inapplicable)
23	Consent of PricewaterhouseCoopers LLP (filed herewith)
24	Powers of Attorney (filed herewith)
31.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)
31.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)
32.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)
32.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)
99	Omitted (Inapplicable)

The Exhibits identified above with an asterisk (*) are management contracts or compensatory plans or arrangements.

HONEYWELL INTERNATIONAL INC

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Three Years Ended December 31, 2008
(In millions)

Allowance for Doubtful Accounts:

Balance December 31, 2005	$ 179
Provision charged to income	111
Deductions from reserves(1)	(77)
Acquisitions	4
Balance December 31, 2006	217
Provision charged to income	79
Deductions from reserves(1)	(115)
Balance December 31, 2007	181
Provision charged to income	93
Deductions from reserves(1)	(94)
Acquisitions	6
Balance December 31, 2008	$ 186

(1) Represents uncollectible accounts written off, less recoveries, translation adjustments and reserves acquired.

Deferred Tax Assets—Valuation Allowance

Balance December 31, 2005	$ 477
Additions charged to income tax expense	40
Reductions credited to income tax expense	(3)
Reductions charged to goodwill, due to acquisitions	(24)
Additions charged to other comprehensive income (loss), upon adoption of SFAS No. 158	28
Reductions charged to deferred tax asset, due to expired NOL	(2)
Balance December 31, 2006	516
Additions charged to income tax expense	56
Reductions credited to income tax expense	(114)
Additions charged to equity	28
Reductions credited to deferred tax assets, due to expired NOL	(19)
Additions charged to deferred tax assets, due to capital loss carryforwards	51
Reductions credited to goodwill	(28)
Balance December 31, 2007	490
Additions charged to income tax expense	112
Reductions credited to income tax expense	(54)
Reductions charged to deferred tax assets due to expiring NOLs	(8)
Reductions charged to deferred tax assets due to capital loss carryforwards	(7)
Additions charged to equity	(51)
Reductions credited to goodwill	(37)
Balance December 31, 2008	$ 445

[THIS PAGE INTENTIONALLY LEFT BLANK.]

LEADERSHIP TEAM AND CORPORATE OFFICERS

DAVID M. COTE
Chairman and
Chief Executive Officer

ADRIANE M. BROWN
President and
Chief Executive Officer
Transportation Systems

ROGER FRADIN
President and
Chief Executive Officer
Automation and Control
Solutions

ROBERT J. GILLETTE
President and
Chief Executive Officer
Aerospace

ANDREAS KRAMVIS
President and
Chief Executive Officer
Specialty Materials

DAVID J. ANDERSON
Senior Vice President and
Chief Financial Officer

MARK R. JAMES
Senior Vice President
Human Resources and
Communications

LARRY E. KITTELBERGER
Senior Vice President
Technology and Operations

PETER M. KREINDLER
Senior Vice President
Government and
Regulatory Affairs

RHONDA GERMANY
Vice President
Strategy and Business
Development

SHANE TEDJARATI
President
Honeywell China and India

KATHERINE L. ADAMS
Vice President and
General Counsel

HARSH BANSAL
Vice President
Investments

THOMAS L. BUCKMASTER
Vice President
Communications and
President
Honeywell Hometown
Solutions

TALIA M. GRIEP
Vice President and
Controller

BASK IYER
Vice President and
Chief Information Officer

THOMAS F. LARKINS
Vice President
Corporate Secretary and
Deputy General Counsel

SEAN O'HOLLAREN
Senior Vice President
Global Government
Relations

JOHN J. TUS
Vice President and
Treasurer

SHAREOWNER INFORMATION

ANNUAL MEETING
The Annual Meeting of Shareowners will be held at 10:30 a.m. on Monday, April 27, 2009, at Honeywell's corporate headquarters, 101 Columbia Road, Morristown, New Jersey, 07962.

DIVIDENDS/SHAREOWNERS MATTERS
Honeywell's Dividend Reinvestment and Share Purchase Plan provides for automatic reinvestment of common stock dividends at market price. Participants also may add cash for the purchase of additional shares of common stock without payment of any brokerage commission or service charge. Honeywell offers Direct Registration, or paperless stock ownership. This means that instead of getting a paper stock certificate to represent your shares, your shares are held in your name and tracked electronically in our records.

The company has established a Direct Deposit of Dividends service enabling registered shareowners to have their quarterly dividend payments sent electronically to their bank accounts on the payment date.

For more information on these services or for answers to questions about dividend checks, stock transfers, or other shareowner matters, please contact Honeywell's transfer agent and registrar:

AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC
59 Maiden Lane
New York, NY 10038
1-800-647-7147
http://www.amstock.com
E-mail: info@amstock.com

HONEYWELL INTERNATIONAL INC.
Corporate Publications
P.O. Box 2245
Morristown, NJ 07962-2245
1-973-455-5402

STOCK EXCHANGE LISTINGS
Honeywell's Common Stock is listed on the New York and Chicago stock exchanges under the symbol HON. It is also listed on the London Stock Exchange. Shareowners of record as of December 31, 2008, totaled 66,634.

GENERAL INQUIRIES
For additional shareowner inquiries, please contact Honeywell's Shareowner Services at 1-800-647-7147 or Honeywell Investor Relations at 1-973-455-2222.

Honeywell

Aerospace • Automation and Control Solutions • Transportation Systems • Specialty Materials

Honeywell International Inc.
101 Columbia Road
P.O. Box 2245
Morristown, NJ 07962-2245
USA

END

For more information about Honeywell, visit www.honeywell.com